As filed with the Securities and Exchange Commission on April 28, 2004
Registration No. 333-113664

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Viasystems Group, Inc.
(Exact name of Registrant as Specified in its Charter)

Delaware	3672	72-2668620
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

101 South Hanley Road, Suite 400

St. Louis, Missouri 63105
(314) 727-2087
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

David J. Webster

Senior Vice President
101 South Hanley Road, Suite 400
St. Louis, Missouri 63105
(314) 727-2087
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
of Agent for Service)

Copies to:

R. Scott Cohen Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, Texas 75201 (214) 746-7700	Marc D. Jaffe Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, New York 10022 (212) 906-1200

          Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2004.

                            Shares

Viasystems Group, Inc.

Common Stock

       This is an initial public offering of shares of common stock of Viasystems Group, Inc. All of the                      shares of common stock are being sold by Viasystems.

          Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $          and $          . Application has been made for quotation of the common stock on the Nasdaq National Market under the symbol “VIAS.”

       See “Risk Factors” on page 11 to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Viasystems	$	$

       The underwriters have the option to purchase up to                     additional shares of common stock from the selling stockholders identified herein at the initial public offering price less the underwriting discount. Viasystems will not receive any of the proceeds from the shares sold by such selling stockholders.

       The underwriters expect to deliver the shares against payment in New York, New York on                     , 2004.

Goldman, Sachs & Co.

JPMorgan	Lehman Brothers

Thomas Weisel Partners LLC	UBS Investment Bank

Prospectus dated                     , 2004.

MARKET AND INDUSTRY DATA

       Market and industry data used throughout this prospectus, including information relating to our relative position in the industries in which we operate, are based on the good faith estimates of management, which are based upon their review of internal surveys, independent industry publications and other publicly available information. Third party sources cited in this prospectus or used by management in certain estimates include the following: Association of Home Appliance Manufacturers; Henderson Ventures; IPC-Association Connecting Electronics Industries®; iSuppli Corporation; Manufacturing Market Insider; N.T. Information Ltd.; PCI Quarterly Report; Prismark Partners LLC; and The Freedonia Group, Inc. Although we believe that these sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified this information.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that is important to you. We urge you to read this entire prospectus, including the sections captioned “Risk Factors” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus. Except as otherwise required by the context, references in this prospectus to “Viasystems,” “the company,” “we,” “us” and “our” refer to the combined business of Viasystems Group, Inc., a Delaware corporation, and its subsidiaries, including Viasystems, Inc., a Delaware corporation. Unless otherwise indicated, the information contained in this prospectus assumes (1) the conversion of all outstanding shares of our class B senior convertible preferred stock into approximately 4,786,828 shares of our common stock, (2) the redemption of 796,680 shares of our class A junior preferred stock, with an aggregate liquidation preference of $80.0 million, with proceeds from this offering and the exchange of the remaining 404,316 shares of our class A junior preferred stock, with an aggregate liquidation preference of $40.6 million, for approximately                      shares of our common stock and (3) this offering is consummated on May 31, 2004.

Our Company

       We are a leading worldwide provider of complex multi-layer printed circuit boards, wire harnesses and electro-mechanical solutions. Our products are used in a wide range of applications, including automotive dash panels and control modules, major household appliances, data networking equipment, telecommunications switching equipment and complex medical and technical instruments. We have 15 facilities in five countries around the world, which are strategically located to maximize the benefits delivered to our customers and to optimize our operations. Our facilities in North America and Europe offer technologically advanced products and services, while our facilities in China and Mexico offer high-quality, high-volume production at low costs. We employ best practices among our globally integrated facilities to actively migrate technology from North America and Europe to China and Mexico. Approximately 92% of our employees are located in six facilities in China and four facilities in Mexico.

       We are a supplier to over 200 original equipment manufacturers, or OEMs, in numerous end markets, including industry leaders Alcatel SA, Bosch Group, Cisco Systems, Inc., Delphi Corp., Electrolux AB, General Electric Company, Huawei Technologies, Lucent Technologies, Inc., Maytag Corporation, Siemens AG, Sun Microsystems, Inc. and Whirlpool Corporation. We are also a supplier to electronic manufacturing services, or EMS, providers and have developed strategic alliances with leaders such as Celestica, Inc. and Solectron Corporation to supply them with our products.

       Since 2001, we have streamlined our business to focus on printed circuit boards, wire harnesses and electro-mechanical solutions, and we have significantly diversified our end markets and customer base. For the year ended December 31, 2003, we generated total net sales of $751.5 million, which were distributed among the following industries: consumer (32.2%), automotive (24.2%), telecommunications (19.7%), computer/ data communications (14.1%) and industrial/ instrumentation (9.8%). Of these sales, $373.3 million, or 49.7% of the total, came from the fabrication of printed circuit boards, $288.0 million of which were produced in China. The remaining $378.2 million, or 50.3% of net sales, were generated from our wire harness and electro-mechanical solutions businesses, $305.3 million of which were attributed to production in China and Mexico.

       We believe that a key driver for our business will be the expected growth in the global printed circuit board market, particularly in China. Prismark Partners LLC estimates that global demand for printed circuit boards will grow at approximately 6% annually through 2005. Production output in China, where we believe we are currently the largest manufacturer of printed circuit boards, is expected to grow at an annual rate of 20% through 2006, according to N.T. Information Ltd. Our China operations currently produce 24-layer printed circuit boards in volume and have the capability to produce printed circuit boards up to 36 layers. We will use approximately $50 million of the proceeds from this offering to expand our printed circuit board capacity and capabilities in China. Additional production equipment will be installed in our existing facilities to meet our customers’ need for higher layer count printed circuit boards.

       Our printed circuit board facilities in Canada and Europe, which we believe are among the technology leaders in their respective markets, have the ability to produce highly complex printed circuit boards up to 62 layers. Our installed base of available capacity at these facilities positions us to benefit from increasing demand for complex printed circuit boards at low-to-mid-level production volumes in Canada and Europe. In addition, we believe we are the industry leader in migrating technologically complex printed circuit boards and advanced manufacturing processes from the western world to high-volume production in China.

       Our business should also benefit from the continued growth of the wire harness industry. We believe we are the leading supplier of wire harnesses and cable assemblies to North American manufacturers of major appliances, with an estimated 57% market share, and one of the largest manufacturers of these products in the world. According to the Association of Home Appliance Manufacturers, for the period from 1982 through 2002, North American production of major appliances grew at an annualized rate of 4.4%. In order to leverage our North American leadership position and participate in the growth of the production of major appliances in China, we recently opened a wire harness operation on one of our Chinese manufacturing campuses. This facility in China should position us to participate in the growth of the Chinese appliance industry and the ongoing migration of wire harness production from North America to Asia.

       We target the sale of electro-mechanical solutions to our strategic printed circuit board and wire harness customers as well as to our OEM customers based in China. Our broad offering of electro-mechanical solutions includes custom and standard metal enclosures, backpanel assembly, printed circuit board assembly and final system assembly and testing. These products and services generally are bundled with either our printed circuit boards and/or wire harnesses to provide an integrated solution. Our electro-mechanical solutions are provided from three facilities in China and one each in Mexico and the United States. The demand for electro-mechanical solutions in our target market, China, is expected to grow at a 30% annual rate through 2006, according to iSuppli Corporation.

Industry Trends

       We believe there are a number of important recent industry trends that have benefited us and will continue to benefit us in the future (for a description of industry trends that have negatively impacted us in the past, see “The Reorganization”). The trends that have benefited us include:

       Manufacturing Migration to China. China’s combination of technological advancements, low labor costs, growing domestic markets and favorable export policies have made it an increasingly important presence in global electronics manufacturing. N.T. Information Ltd. forecasts that China’s output of printed circuit boards will increase by an average annual rate of 20% through 2006. China’s wire harness production should also benefit from the arrival of North American harness manufacturers seeking a share of the domestic appliance market and aiming to achieve cost savings.

       Growth in China’s High Technology Printed Circuit Board Manufacturing Industry. PCI Quarterly Report expects Chinese producers in the high technology printed circuit board market to experience 55% annual growth through 2007, compared with 5% annual growth for U.S.-based producers.

       Increasing Requirements for Global Capabilities. As OEMs expand globally to capitalize on high-growth and/or low-cost geographies, they will require supply chain partners that can leverage multiple facilities around the world to deliver low-cost, high-quality products.

       Improving Global Printed Circuit Board Market Conditions. Demand for printed circuit boards has increased across a wide range of industries since mid-2003. Henderson Ventures reports that lead times in the U.S. printed circuit board industry, a proxy for global industry conditions, have increased 54% during 2003, and capacity utilization during the fourth quarter of 2003 averaged 82% in the U.S. and was above 90% in Asia. According to IPC-Association Connecting Electronics Industries, North American book-to-bill ratios have been above parity since June 2003.

       Increasing Complexity and Content of Electronic Equipment. A wide range of industries, from telecommunications and data communications to automotive and consumer products, are utilizing more complex electronics to enhance their products’ performance. Printed circuit boards are used in many of these applications.

Our Competitive Strengths

       We believe that the following factors will be instrumental to our future success (for a description of factors that have contributed to our financial difficulties in the past, see “The Reorganization”):

       Leading Positions in Attractive and Diverse End Markets. Our diverse base of more than 200 customers is well distributed between five end markets: consumer, automotive, telecommunications, computer equipment/data communications and industrial/instrumentation.

       Industry Leading Manufacturing Position in China. According to Prismark Partners LLC, we are the largest manufacturer of printed circuit boards in China, with over 2.3 million square feet of manufacturing capacity and over 12,000 employees. We believe that the development of a greenfield plant in China with comparable capacity and capabilities to our current facilities would take three to four years and require a substantial capital investment to attain volume commercial production.

       Integrated Global Capabilities. We have 15 manufacturing facilities strategically located in China, Mexico, the Netherlands, Canada and the United States. Our leading global capabilities enable us to satisfy local production requirements in multiple regions and migrate high technology production from the western world to China.

       Global Technology Leadership. We believe our printed circuit board facilities in the western world and China each represent the leading edge of technology in their respective geographies. We have the ability to produce printed circuit boards with up to 62 layers in the western world and up to 36 layers in China.

       Leading Customer Qualifications. Our commitment to quality is evidenced by recent awards from Intel, Bosch, Siemens and Celestica. In addition to all of our facilities being certified to ISO 9001:2000, we have facilities that meet a variety of other standards.

       Broad Product Line and Integrated Services. We continue to position ourselves as our customers’ preferred supplier for a growing range of products and services. We provide a full range of integrated offerings, from product design and development services to quick-turnaround prototyping, pre-production and medium to high volume production.

       Experienced and Successful Management Team. We have an experienced and successful management team that has significantly improved our operations, positioning the business for growth and financial strength, and has been integral to achieving our current competitive profile.

Our Business Strategy

       We believe we are well positioned to grow net sales and operating income through a strategy based on the following:

       Expand Capacity and Manufacturing Capabilities in China and Mexico. We will continue investing in China and Mexico. We will use approximately $50 million from the proceeds of this offering to increase capacity by installing new equipment in our Chinese printed circuit board facilities, which are currently running at 100% of capacity.

       Expand Penetration in China’s Growing Domestic Markets. As a known supplier to Chinese OEMs, we are well positioned to leverage our experience in printed circuit board and wire harness manufacturing to win business in domestic Chinese markets such as the household appliance industry.

       Concentrate on High Value-Added Products and Services. We will continue our practice of successfully taking strategic customers up the technology curve by expanding beyond high-volume production programs into high-value niche applications. Our western world facilities house some of the world’s most advanced technology and are poised to capitalize on the upturn in the telecommunications and computer/data communications markets.

       Enhance Our Strong Customer Relationships. We are focused on expanding our business with existing customers by leveraging our reputation for quality customer service and operational excellence as we bid for additional programs from the strong position of preferred provider.

       Expand Our Relationships with Existing Customers Through Cross-Selling. We intend to leverage our broad offering of products and services by pursuing cross-selling opportunities with our current base of customers.

       Maintain Diverse End Market Mix. In order to take advantage of our global manufacturing capabilities, reduce our reliance on any individual end market and provide alternate growth plans, we intend to maintain our focus on a diverse mix of markets.

Our Reorganization

       The telecommunications and networking industries experienced a dramatic economic downturn during 2001 and 2002, which had a significant adverse impact on our sales and cash flow, and ultimately impeded our ability to service our long-term debt. As a consequence, after reviewing our business and prospects, our board of directors concluded that the long-term interests of our business and of our creditors and equity holders would be best served by a consensual restructuring implemented under chapter 11 of the Bankruptcy Code for the purpose of reducing our debt and strengthening our balance sheet. On October 1, 2002, we and our operating subsidiary, Viasystems, Inc., filed a consensual pre-packaged plan of reorganization under chapter 11 of the Bankruptcy Code, which was confirmed on January 14, 2003, and was consummated on January 31, 2003. The consummation of the plan of reorganization is referred to in this prospectus as the “Reorganization.” Our other operating subsidiaries were not part of the Reorganization. Our senior management team remained with us through the Reorganization, and affiliates of Hicks, Muse, Tate & Furst Incorporated remained our largest stockholders. See “The Reorganization.”

Company Information

       Viasystems Group, Inc. is a corporation formed in 1996 under the laws of the State of Delaware. Our principal executive offices are located at 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105. Our telephone number is (314) 727-2087. Our website address is www.viasystems.com. Information contained on our website is not part of this prospectus.

The Offering

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the proceeds of this offering (1) for business expansion in China, (2) to redeem a portion of our senior subordinated notes, (3) to redeem a portion of our class A junior preferred stock and (4) to repay a portion of our indebtedness in connection with the refinancing of our current senior credit facility. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	“VIAS”

Risk factors	See “Risk Factors” beginning on page 11 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

       The number of shares of common stock outstanding after this offering is based on 20,690,297 shares of common stock outstanding as of March 31, 2004 and assumes:

•	the conversion of all outstanding shares of our class B senior convertible preferred stock into approximately 4,786,828 shares of our common stock;

•	the redemption of 796,680 shares of our class A junior preferred stock, with an aggregate liquidation preference of $80.0 million, with proceeds from this offering and the exchange of the 404,316 remaining shares of our class A junior preferred stock, with an aggregate liquidation preference of $40.6 million, for approximately shares of our common stock (based on the price per share of this offering, less the underwriting discount);

•	the price per share to the public is $ , the midpoint of the range on the cover of this prospectus; and

•	this offering is consummated on May 31, 2004.

       The number of shares of common stock outstanding after this offering does not include, as of March 31, 2004:

•	2,777,778 shares of common stock reserved for issuance under our 2003 Stock Option Plan, under which options to purchase 2,136,400 shares of common stock are outstanding with an exercise price of $12.63 per share;

•	shares of our common stock to be reserved for issuance under our 2004 Stock Option Plan;

•	options to purchase an aggregate of 275,000 shares of our common stock granted to our non-employee directors with an exercise price of $12.63 per share; or

•	warrants to purchase an aggregate of 1,436,171 shares of our common stock at an exercise price of $25.51 per share.

Summary Unaudited Pro Forma Consolidated Financial and Other Data

       The following table presents summary unaudited pro forma financial data based on our consolidated financial statements and the notes thereto contained elsewhere in this prospectus. The summary unaudited pro forma financial data gives effect: (1) to the Reorganization and our senior subordinated notes offering, as if each had occurred at the beginning of the referenced period, in the case of statement of operations data for the year ended December 31, 2003 under the heading “Without Giving Effect to this Offering;” (2) to the Reorganization, our senior subordinated notes offering and the consummation of this offering, as if each had occurred at the beginning of the referenced period, in the case of statement of operations data for the year ended December 31, 2003 under the heading “After Giving Effect to this Offering;” (3) to the consummation of this offering, as if it had occurred at the beginning of the referenced period, in the case of statement of operations data for the three months ended March 31, 2004; and (4) to the consummation of this offering, as if it had occurred as of March 31, 2004, in the case of balance sheet data as of March 31, 2004.

       You should read the information contained in this table in conjunction with “Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended		Three Months
	December 31, 2003		Ended
			March 31, 2004
	Without	After Giving
	Giving	Effect to	After Giving
	Effect to	this	Effect to this
	this Offering	Offering	Offering

	(dollars and shares in thousands,
	except per share amounts)
Statement of Operations Data:
Net sales	$751,483	$751,483	$226,062
Operating expenses:
Cost of goods sold, exclusive of items shown separately below	597,546	597,546	180,858
Selling, general and administrative	64,318	64,318	20,053
Stock compensation expense(1)	1,383	1,383	846
Depreciation(2)	66,070	66,070	11,761
Amortization(3)	3,065	3,065	407
Restructuring and impairment charges	67,054	67,054	—
Goodwill impairment	155	155	—
Losses (gains) on dispositions of assets, net	1,226	1,226	(465)

Operating income (loss)	(49,334)	(49,334)	12,602
Other expenses:
Interest expense, net	45,230	24,153	5,956
Amortization of deferred financing costs	1,260	1,662	417
Other expense, net	6,759	5,384	575

Income (loss) before income taxes	(102,583)	(80,533)	5,654
Income taxes	—	—	565

Net income (loss)	$(102,583)	$(80,533)	$5,089

Basic net income (loss) per weighted average common share		$	$
Basic weighted average common shares
Diluted net income (loss) per weighted average common share		$	$
Diluted weighted average common shares

	Year Ended		Three Months
	December 31, 2003		Ended
			March 31, 2004
	Without	After Giving
	Giving	Effect to	After Giving
	Effect to	this	Effect to this
	this Offering	Offering	Offering

	(dollars and shares in thousands,
	except per share amounts)
Balance Sheet Data (as of end of period):
Cash and cash equivalents			$97,916
Property, plant and equipment, net			217,491
Total assets			832,140
Long-term obligations, including current maturities			354,128
Stockholders’ equity			224,252
Other Data:
Adjusted EBITDA(4)	$92,515	$92,515	$25,325
Capital expenditures (actual)	47,506	47,506	10,642

(1)	In connection with the Reorganization, we terminated our 1997 and 2001 stock option plans and adopted our 2003 stock option plan. The options we have issued under the 2003 stock option plan have a fixed exercise price of $12.63 per share and vest one-third at the grant date (January 31, 2003), one-third on the 24-month anniversary of the grant date (January 31, 2005), and one-third on 36-month anniversary of the grant date (January 31, 2006). As a result of the termination of the 1997 and 2001 stock option plans and the adoption of the 2003 stock option plan, under provision of FIN No. 44, Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25, certain options issued under the 2003 stock option plan are treated as “variable” options. As a result we recorded non-cash compensation expense of $1.3 million for the twelve months ended December 31, 2003.

Effective January 1, 2004, we adopted SFAS No. 123, Accounting for Stock-Based Compensation. As a result, we recognized non-cash stock compensation expense of $0.8 million for the three months ended March 31, 2004.

(2)	As a result of an impairment charge in 2003, depreciation in future periods commencing with the three months ended March 31, 2004 will be reduced annually by approximately $14 million, until the fixed assets are completely depreciated.

(3)	As a result of an impairment charge in 2003, amortization in future periods commencing with the three months ended March 31, 2004 will be reduced annually by approximately $1 million, until the intangibles are completely amortized.

(4)	EBITDA is defined as net income (loss) plus interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted (in the manner provided in the definition of the term “Consolidated EBITDA” in our senior credit facility) to exclude (i) franchise tax expense, (ii) non-cash charges, (iii) restructuring and impairment charges and (iv) deferred management fees. We use this non-GAAP financial measure in our decision-making because it (i) is a component of certain material financial maintenance covenants contained in our current senior credit facility and to be contained in our new senior credit facility and (ii) provides additional information used by our management to facilitate internal comparisons to historical operating performance of prior periods and external comparisons to competitors’ historical operating performance. We believe Adjusted EBITDA provides investors and analysts useful information with which to measure our performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financing Arrangements.”

EBITDA and Adjusted EBITDA are not recognized financial measures under GAAP and do not purport to be alternatives to operating income as indicators of operating performance. Additionally, EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

Because not all companies use identical calculations, the presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

Pro forma EBITDA and Adjusted EBITDA for the year ended December 31, 2003 and the three months ended March 31, 2004 are calculated as follows:

	Year Ended		Three Months
	December 31, 2003		Ended
			March 31, 2004
	Without	After Giving
	Giving	Effect to	After Giving
	Effect to	this	Effect to this
	this Offering	Offering	Offering

	(in thousands)

Net income (loss)	$(102,583)	$(80,533)	$5,089
Interest expense, net	45,230	24,153	5,956
Taxes	—	—	565
Depreciation	66,070	66,070	11,761
Amortization	4,325	4,727	824

EBITDA	$13,042	$14,417	$24,195
Franchise tax expense	434	434	108
Restructuring and impairment charges(a)	67,054	67,054	—
Goodwill impairment	155	155	—
Losses (gains) on dispositions of assets, net(b)	1,226	1,226	(465)
Other	10,604 (c)	9,229 (d)	1,487 (e)

Adjusted EBITDA	$92,515	$92,515	$25,325

(a)	In 2003, we incurred restructuring and impairment charges of $67.2 million. Of this charge, $59.4 million related to the application of Statement of Financial Standards No. 142, Goodwill and Other Intangible Assets, and Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for Echt, the Netherlands; Montreal, Quebec; and Milwaukee, Wisconsin. In addition, a charge of $7.0 million related to the write down of assets at Richmond, Virginia and Granby, Quebec. The remaining $0.8 million related to the downsizing of the Montreal, Quebec facilities. Only the $0.8 million represents cash payments.

(b)	For the year ended December 31, 2003, represents loss relating to the sale of our Portland, Oregon facility. For the three months ended March 31, 2004, represents a loss on sale of our San Germán, Puerto Rico facility, offset by a gain on the closure of our Coventry, United Kingdom facility.

(c)	Represents $0.3 million of currency translation charges related to our promissory note with the Secretary of State for Trade and Industry of the United Kingdom, a cash charge of $7.6 million relating to the contract settlement with one of our customers in respect of one of the facilities as part of certain plant rationalizations, $1.3 million relating to stock compensation expense, and $1.4 million related to the monitoring and oversight agreement.

(d)	Represents $0.3 million of currency translation charges related to our promissory note with the Secretary of State for Trade and Industry of the United Kingdom, a cash charge of $7.6 million relating to a contract settlement with one of our customers in respect of one of the facilities as part of certain plant rationalizations and $1.3 million relating to stock option compensation expense.

(e)	Represents $0.1 million of currency translation charges related to our promissory note with the Secretary of State for Trade and Industry of the United Kingdom, $0.8 million relating to stock compensation expense and $0.6 million relating to the disposal of equipment.

Summary Consolidated Financial Data

       The following table summarizes our consolidated financial data. The summary consolidated financial data for the periods indicated have been derived from our audited or unaudited financial statements included in this prospectus. In the opinion of management, the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the data. You should read the information contained in this table in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

					Three Months Ended
	Year Ended December 31,				March 31,

	2001	2002		2003	2003	2004

					(unaudited)

	(dollars and shares in thousands,
	except per share amounts)
Statement of Operations Data:
Net sales	$1,206,536	$864,047		$751,483	$177,775	$226,062
Operating expenses:
Cost of goods sold, exclusive of items shown separately below	1,042,886	697,802		597,546	140,544	180,858
Selling, general and administrative	96,838	88,160		64,318	17,333	20,053
Stock compensation expense(1)	—	—		1,383	926	846
Depreciation	79,718	74,221		66,070	15,449	11,761
Amortization	46,574	16,344		3,065	753	407
Write-off of amounts due from affiliates(2)	144,099	—		—	—	—
Restructuring and impairment charges(3)	152,265	52,697		67,054	—	—
Goodwill impairment	129,109	—		155	—	—
Losses on dispositions of assets, net(4)	—	85,531		1,226	130	(465)

Operating loss	(484,953)	(150,708)		(49,334)	2,640	12,602
Interest expense, net	97,174	81,898		37,078	8,832	11,533
Amortization of deferred financing costs	4,013	4,955		104	—	318
Reorganization items:
Reorganization expenses(5)	—	22,537		55,968	54,081	—
Gain from debt forgiveness(6)	—	—		(339,393)	(339,393)	—
Other expense (income), net	879	(900)		6,759	(204)	950

(Loss) income before income taxes	(587,019)	(259,198)		190,150	279,324	(199)
Income taxes	—	—		—	—	—

Net (loss) income	$(587,019)	$(259,198)		$190,150	$279,324	$(199)

Less: Paid-in-kind dividends or accretion on preferred stock	5,511	6,307		4,799	858	1,383
Add: Series B preferred stock cancellation and issuance of warrants(7)	—	—		50,954	50,954	—

Net (loss) income available to common stockholders	$(592,530)	$(265,505)		$236,305	$329,420	$(1,582)

Add: Accretion on preferred stock	—	—		4,799	858	1,383

Adjusted net (loss) income	$(592,530)	$(265,505)		$241,104	$330,278	$(199)

Basic net (loss) income per share	$(4.21)	$(1.88)		$7.68	$5.40	$(0.08)
Basic weighted average common shares outstanding	140,891	141,533		30,761	60,971	20,690
Diluted net (loss) income per share	(4.21)	(1.88)		6.92	5.35	(0.01)
Diluted weighted average common shares outstanding	140,891	141,533		34,832	61,680	25,092
Balance Sheet Data (as of end of period):
Cash and cash equivalents	$34,202	$83,060		$64,161	$61,567	$48,640
Working capital	122,054	(383,521	)(8)	112,645	115,836	115,618
Total assets	988,045	814,448		759,043	782,974	780,054
Long-term obligations, including current maturities	1,040,919	1,125,189		545,802	539,339	548,216
Stockholders’ equity (deficit)	(361,936)	(605,710)		(81,926)	9,584	(85,586)

(1)	In connection with the Reorganization, we terminated our 1997 and 2001 stock option plans and adopted our 2003 stock option plan. The options we have issued under the 2003 stock option plan have a fixed exercise price of $12.63 per share and vest one-third at the grant date (January 31, 2003), one-third on the 24-month anniversary of the grant date (January 31, 2005), and one-third on 36-month anniversary of the grant date (January 31, 2006). As a result of the termination of the 1997 and 2001 stock option plans and the adoption of the 2003 stock option plan, under provision of FIN No. 44, Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25, certain options issued under the 2003 stock option plan are treated as “variable” options. As a result we recorded non-cash compensation expense of $1.3 million and $0.9 million for the twelve months ended December 31, 2003, and three months ended March 31, 2003, respectively.

Effective January 1, 2004, we adopted SFAS No. 123, Accounting for Stock-Based Compensation. As a result, we recognized non-cash stock compensation expense of $0.8 million for the three months ended March 31, 2004.

(2)	In 2000, we transferred nine European printed circuit board facilities to European PCB Group in consideration of subordinated notes payable to Viasystems, Inc. Represents charges relating to the write-off of such subordinated notes due from European PCB Group. European PCB Group has disposed of substantially all of its assets and is in the process of being liquidated. Accordingly, we compared the carrying amounts to the undiscounted expected future cash flows and concluded the amounts due were impaired. See our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(3)	Represents impairment losses related to the write-off of long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as applicable. In addition, due to the industry downturn, numerous restructuring charges were incurred to downsize and close facilities. In 2001, four facilities were closed resulting in a charge of $202.7 million. Additionally, in 2001, eight facilities were downsized resulting in a charge of $78.7 million. In 2002, fourteen facilities were either closed or disposed of resulting in a charge of $37.5 million. Additionally, in 2002, five facilities were either downsized or assets related to such facilities were deemed impaired resulting in a charge of $15.2 million. In 2003, the amount represents impairment losses of $59.4 million, related to the write-off of long-lived assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as applicable. In addition, due to the industry downturn, numerous restructuring charges were incurred to downsize or close facilities. In 2003, three facilities were either downsized or assets related to such facilities were deemed impaired resulting in a charge of $7.8 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Restructuring, Impairment Charges and Losses on Dispositions of Assets” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(4)	During 2002, in connection with the continued economic downturn, we sold six businesses, including our joint venture interest, and finalized the dispositions of several closed facilities. In 2003, we finalized the disposition of our Portland, Oregon facility. For the three months ended March 31, 2004, represents a loss on sale of our San Germán, Puerto Rico facility, offset by a gain on the closure of our Coventry, United Kingdom facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Restructuring, Impairment Charges and Losses on the Dispositions of Assets” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(5)	Reorganization expenses consisted primarily of professional and bank fees and expenses related to the issuance of a promissory note to the Secretary of State for Trade and Industry of the United Kingdom incurred in conjunction with the Reorganization.

(6)	In connection with the Reorganization, we recorded a gain from debt forgiveness of $339.4 million in respect of allowed subordinated and senior note claims in connection with the Reorganization.

(7)	This amount represents a gain of $57.9 million for the cancellation of our series B preferred stock in exchange for the right to receive warrants to purchase our common stock in connection with the Reorganization, less $6.9 million, which was the value attributed to the warrants as of the date of the Reorganization.

(8)	This includes $526.0 million of long-term obligations classified as currently due in connection with the Reorganization. Excluding this amount, working capital would have been $142.5 million.

RISK FACTORS

       You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Related to Our Business

      We recently emerged from a chapter 11 bankruptcy reorganization, have a history of losses and may not become profitable.

       We have recently emerged from bankruptcy and have a history of losses and cannot assure you that we will grow or achieve and maintain profitability in the near future, or at all. We emerged from our chapter 11 bankruptcy reorganization on January 31, 2003, approximately four months after filing a voluntary petition for bankruptcy reorganization. Prior to our Reorganization, we incurred net losses of $259.2 million in 2002, $587.0 million in 2001 and $136.0 million in 2000. If we cannot achieve and maintain profitability, the value of your investment in the common stock may decline. Should we file for bankruptcy again in the future, the value of your investment could decline even further, or be lost in its entirety. The holders of our common stock did not receive any distributions as such in connection with our Reorganization.

      The printed circuit board, wire harness and electro-mechanical solutions industries are highly competitive and we may not be able to compete effectively in all or any one of them.

       The printed circuit board industry is highly competitive, with multiple global competitors and hundreds of regional and local manufacturers. The industry is also highly fragmented, with the 20 largest manufacturers comprising more than 30% of the estimated $30.1 billion global printed circuit board industry in 2003. The major appliance wire harness business is also highly competitive, with multiple regional competitors including established manufacturers of wire harnesses and cable assemblies for other industries such as automotive. The electro-mechanical solutions industry is also highly competitive, with competitors on the global, regional and local levels and relatively low barriers to entry. In all these industries, we could experience increased future competition resulting in price reductions, reduced margins or loss of market share. Any of these could have an adverse effect on our operating results or financial condition. In addition, some of our principal competitors may be less highly-leveraged, may have greater access to financial or other resources, may have lower cost operations and may be better able to withstand market conditions.

      We may experience fluctuations in our operating results and, because many of our operating costs are fixed, even small revenue shortfalls can have a disproportionate effect on our operating results.

       Our operating results may vary significantly for a variety of reasons, including:

•	overall economic conditions in the electronics industry;

•	pricing pressures from our customers and pricing competition in our industry;

•	timing of orders from and shipments to major customers;

•	our production capacity relative to the volume of orders;

•	expenditures in anticipation of future sales;

•	expenditures or write-offs related to acquisitions;

•	start-up expenses relating to new manufacturing facilities, including for our planned expansion in China; and

•	variations in product demand.

       Because a significant portion of our operating expenses, such as the costs of running and maintaining our production facilities, are fixed, even a relatively small revenue shortfall can have a disproportionate effect on our results of operations. In addition, our historical results of operations may not be indicative of the results to be expected for any future period as a result of unanticipated revenue shortfalls.

      A significant portion of our net sales is based on transactions with our largest customers; if we lose any of these customers, our sales could decline significantly.

       For the years ended December 31, 2002 and 2003, sales to our ten largest customers accounted for 62.8% and 72.4% of our net sales, respectively, and sales to our largest customer, General Electric, represented 11.7% and 12.1% of our net sales for the same periods, respectively. Although we cannot assure you that our principal customers will continue to purchase products from us at past levels, we expect a significant portion of our net sales will continue to be concentrated within a small number of customers. Although we have an exclusive supply agreement with General Electric which remains in effect through December 2006, there may be circumstances that would allow General Electric to terminate the supply agreement or purchase required quantities from other suppliers if we fail to perform. Additionally, an extraordinary change in the major appliance business of General Electric could cause them to reduce their purchases from us under the supply agreement. The loss of, or significant curtailment of purchases by, General Electric or one of our other principal customers could have a material adverse effect on our net sales.

      We generally do not obtain long-term volume purchase commitments from customers, and, therefore, cancellations, reductions in production quantities and delays in production by our customers could adversely affect our operating results.

       We generally do not obtain firm, long-term purchase commitments from our customers. Customers may cancel their orders, reduce production quantities or delay production for a number of reasons. Many of our customers have over the past several years experienced significant decreases in demand for their products and services. The uncertain economic conditions in several of the markets in which our customers operate have prompted some of our customers to cancel orders, delay the delivery of some of the products that we manufacture or place purchase orders for fewer products than we previously anticipated. In addition, our products and the manufacturing processes we use to produce them are often highly complex and therefore may at times contain manufacturing defects. If we were to manufacture and deliver products to our customers that contain defects, whether caused by a design, manufacturing or component failure, or deficiencies in our manufacturing processes, this may result in delayed shipments to our customers and reduced or cancelled customer orders. If these defects or deficiencies were significant, our business reputation may also be damaged, which could lead to additional customer cancellations or non-renewals. Even when our customers are contractually obligated to purchase products from us, we may be unable or, for other business reasons, choose not to enforce our contractual rights. Cancellations, reductions or delays of orders by customers could:

•	adversely affect our operating results by reducing the volumes of products that we manufacture for our customers;

•	delay or eliminate recoupment of our expenditures for inventory purchased in preparation for customer orders; and

•	lower our asset utilization, which would result in lower gross margins.

      We have a substantial amount of debt and may be unable to service or refinance this debt, which could have negative consequences on our business in the future.

       After giving effect to this offering, the use of proceeds from this offering and the refinancing of our current senior credit facility, our total outstanding indebtedness will be approximately $354.1 million, with an additional $45.0 million available under the revolving portion of our new senior credit facility. Our pro forma total interest expense for the year ended December 31, 2003 and for the three months ended March 31, 2004 was approximately $24.2 million and $6.0 million, respectively. As of March 31, 2004, our pro forma total consolidated stockholders’ equity was $224.3 million.

       This high level of debt could have negative consequences to you. For example, it could:

•	result in our inability to comply with the financial and other restrictive covenants in our senior credit facility, which, among other things, require it to maintain specified financial ratios and limit its ability to incur debt and sell assets, which could in turn result in an event of default that, if not cured or waived, could have a material adverse effect on our operations;

•	increase our vulnerability to adverse industry and general economic conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make scheduled principal payments on our debt, thereby reducing the availability of our cash flow for working capital, capital investments and other business activities;

•	limit our ability to obtain additional financing to fund future working capital, capital investments and other business activities;

•	limit our ability to refinance our indebtedness on terms that are commercially reasonable or at all;

•	expose us to the risk of interest rate fluctuations to the extent we pay interest at variable rates on the debt;

•	limit our flexibility to plan for, and react to, changes in our business and our industry; and

•	place us at a competitive disadvantage relative to our less leveraged competitors.

See “Description of Indebtedness.”

      We rely on the cyclical telecommunications and networking industries; accordingly, the economic downturn in these industries has had, and may continue to have, a material adverse effect on our ability to forecast demand and production and to meet desired sales levels.

       A large percentage of our business is conducted with customers who are in the telecommunications and networking industries. These industries are characterized by intense competition, relatively short product life cycles and significant fluctuations in product demand. As a result of the economic downturn in the U.S. and internationally, telecommunications and networking component demand has declined significantly since 2000. If there were to be continued weakness in these industries, it would likely have a material adverse effect on our ability to forecast demand and production and to meet desired sales levels.

      The electronics manufacturing services industry is subject to rapid technological change; our failure to timely or adequately respond to those changes may render our existing technology less competitive or obsolete, and our operating results may suffer.

       The market for our products and services is characterized by rapidly changing technology and continuing process development. The success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, develop and market products and services that meet changing customer needs, and successfully anticipate or respond to technological changes on a cost-effective and timely basis. There can be no assurance that we will effectively respond to the technological requirements of the changing market, including having sufficient cash flow to make additional capital expenditures that may be required as a result of those changes. To the extent we are unable to respond to such technological requirements, our operating results may suffer.

      There may be shortages of, or price fluctuations with respect to, raw materials we use in our products which would cause us to curtail our manufacturing or incur higher than expected costs.

       We purchase the raw materials we use in producing our products and providing our services and we may be required to bear the risk of raw material price fluctuations. In addition, shortages of raw materials such as laminates, a principal raw material used in our operations, have occurred in the past and may occur in the future. We have also recently experienced moderate price increases in raw copper, a principal raw material used in our printed circuit boards. Raw material or component shortages or price fluctuations such as these could have an adverse effect on our results of operations.

      A significant portion of our business is conducted in foreign countries, exposing us to additional risks that may not exist in the United States.

       International operations represent a significant portion of our business. After giving effect to the Reorganization and the plant rationalizations described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Restructuring, Impairment Charges and Losses on the Dispositions of Assets” and in our consolidated financial statements and the notes thereto appearing in this prospectus, our net sales from products manufactured outside the United States during the years ended December 31, 2002 and 2003 were approximately $666 million (pro forma to exclude $44.7 million of net sales related to four facilities in Europe that we either closed or disposed of in 2002) and $693 million, or 94% and 92% of total net sales, respectively. We expect net sales from foreign markets to continue to represent a significant portion of our total net sales. Outside the United States, we operate facilities in Canada, Mexico, the Netherlands and China. We also sell domestically manufactured products to foreign customers.

       Our international operations are subject to a number of potential risks in addition to the risks of our domestic operations. Such risks include, among others:

•	inflation or changes in political and economic conditions;

•	unstable regulatory environments;

•	changes in import and export duties;

•	domestic and foreign customs and tariffs;

•	potentially adverse tax consequences;

•	trade restrictions;

•	restrictions on the transfer of funds into or out of a country;

•	labor unrest;

•	logistical and communications challenges;

•	difficulties associated with managing a large organization spread throughout various countries;

•	differing protection of intellectual property and trade secrets; and

•	other restraints and burdensome taxes.

       These factors may have an adverse effect on our international operations, or on the ability of our international operations to repatriate earnings to us, in the future.

      We are subject to currency fluctuations, which may affect our cost of goods sold and operating margins.

       Approximately 52% of our costs, including payroll and rent, are denominated in the Canadian dollar, the Hong Kong dollar, the Chinese renminbi, the Euro and the Mexican peso. Changes in exchange rates between these and other currencies and the U.S. dollar will affect our cost of goods sold and operating margins.

      Our senior credit facility and the indenture for our senior subordinated notes impose restrictions that may restrict our ability to finance future operations or capital needs or engage in business activities that may be in our interest.

       Our senior credit facility and the indenture for our senior subordinated notes contain covenants that restrict our ability to, among other things, incur additional debt, pay dividends, make investments, enter into transactions with affiliates, merge or consolidate with other entities and sell all or substantially all of our assets. Additionally, we are required by our senior credit facility to maintain certain financial ratios. A breach of any of these covenants could result in a default under the senior credit facility or the indenture, which could allow the lenders or the noteholders to declare all amounts outstanding under the senior credit facility or the indenture immediately due and payable. If we are unable to repay outstanding borrowings when due, the lenders will have the right to proceed against the collateral granted to them under the senior credit facility, including the capital stock of Viasystems, Inc. We may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under the senior credit facility and the indenture.

      We are controlled by affiliates of Hicks Muse and GSC, whose interests may be different than our other shareholders.

       Following this offering, approximately      % and      % of our common stock will continue to be controlled by affiliates of Hicks, Muse, Tate & Furst Incorporated (Hicks Muse) and affiliates of GSCP (NJ), Inc. (GSC), respectively. In addition, a stockholders agreement among us, affiliates of Hicks Muse, affiliates of GSC and other existing holders of our common stock provides that we and those stockholders have agreed to take all actions necessary, including voting the shares held by those stockholders, to elect five designees of Hicks Muse, three designees of GSC and other non-Hicks Muse stockholders and any additional designees jointly nominated by Hicks Muse, on the one hand, and GSC and other non-Hicks Muse stockholders, on the other hand, to our board of directors. Accordingly, Hicks Muse, GSC and other non-Hicks Muse stockholders will control the election of our board of directors and the approval or disapproval of certain other matters requiring stockholder approval and, as a result, have significant influence over the direction of our management and policies. Using this influence, such affiliates of Hicks Muse or GSC may take actions or make decisions that are not in the same interests of our other stockholders. See “Certain Relationships and Related Party Transactions — Stockholders Agreement.” In addition, Hicks Muse is in the business of making investments in companies and may from time to time acquire and hold interests in businesses, including International Wire Group, Inc. (which is also controlled by Hicks Muse — see “Certain Relationships and Related Party Transactions — Purchases from International Wire Group, Inc.”), that compete directly or indirectly with us or otherwise have business objectives that are not aligned with our business objectives.

      We are a holding company with substantially all of our operations being conducted through our subsidiaries. We depend on the performance of our subsidiaries and their ability to make distributions to us.

       Although our operations are conducted through our subsidiaries, none of our subsidiaries are obligated to make funds available to us for payment on our indebtedness or to pay dividends on our capital stock. Accordingly, our ability to distribute dividends to our stockholders is dependent on the earnings and the distribution of funds from our subsidiaries. The terms of our senior credit facility and the indenture governing our senior subordinated notes significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. Furthermore, our subsidiaries are permitted under the terms of our senior credit facility and other indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us.

      Our success depends on our ability to protect our intellectual property and we may become involved in intellectual property disputes which may cause us to incur substantial costs.

       Our success depends in part on proprietary technology and manufacturing techniques. We have few patents for these proprietary techniques and choose to rely primarily on trade secret protection. We generally enter into confidentiality and non-disclosure agreements with our employees, consultants and customers, as needed, and generally limit access to and distribution of our proprietary information and processes. Nevertheless, we cannot be sure that the steps taken by us will prevent the misappropriation of our technology and trade secrets. Furthermore, effective trade secret protection may not be available or may be limited in foreign countries, such as China. Litigation may be necessary to protect our technology, to determine the validity and scope of the proprietary rights of others or to defend against claims of patent infringement. Litigation with respect to patents or other intellectual property matters could result in substantial costs and diversion of management and other resources and could have a material adverse effect on us.

      We are subject to environmental laws and regulations that expose us to potential financial liability.

       Our operations are regulated under a number of federal, state, local and foreign environmental laws and regulations, which govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of, or exposure to, hazardous materials and occupational health and safety. Violations of these laws can lead to material liability, fines or penalties. Compliance with these environmental laws is a major consideration in the fabrication of printed circuit boards because metals and other hazardous materials are used in the manufacturing process. In addition, it is possible that in the future new or more stringent requirements could be imposed. Various federal, state, local and foreign laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. In addition, because we are a generator of hazardous wastes, we, along with any other person who arranges for the disposal of those wastes, may be subject to potential financial exposure for costs associated with the investigation and remediation of sites at which such hazardous waste has been disposed, if those sites become contaminated. Liability may be imposed without regard to legality of the original actions and without regard to whether we knew of, or were responsible for, the presence of such hazardous or toxic substances, and we could be responsible for payment of the full amount of the liability, whether or not any other responsible party is also liable.

      As a U.S. corporation with international operations, we are subject to the Foreign Corrupt Practices Act and a determination that we violated this act may affect our business and operations adversely.

       As a U.S. corporation, we and our subsidiaries are subject to the regulations imposed by the Foreign Corrupt Practices Act, or the FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. Any determination that we or any of our subsidiaries have violated the FCPA could have a material adverse effect on us.

Risks Related to Our Common Stock

We expect that our stock price will fluctuate significantly.

       Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with the underwriters based on several factors. This price may vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial offering price. The stock market, particularly in recent years, has experienced significant volatility. Factors that could cause this volatility in the market price of our common stock include:

•	our operating performance and financial condition;

•	changes in the general economic condition or other adverse events that may occur in any of the countries in which we operate;

•	comments by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts;

•	rumors relating to us or our competitors; and

•	additions or departures of key personnel.

       These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

      Future sales of common stock by our existing stockholders may cause our stock price to fall.

       The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market after this offering, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. As of the date of this prospectus, we had                      shares of common stock outstanding. In addition, we had outstanding warrants to purchase 1,436,171 shares of common stock, at an exercise price of $25.51 per share, outstanding options to purchase 2,425,400 shares of our common stock, all with an exercise price of $12.63 per share, and                     additional shares available for future awards under our stock option plans. All of our outstanding shares of common stock, as well as the shares of common stock issuable upon exercise of outstanding stock options and warrants, are or will be freely tradable without restriction or further registration under the federal securities laws, except to the extent they are held by one of our affiliates, as that term is defined in Rule 144 under the Securities Act.

       The lock-up agreements delivered by our executive officers and directors and substantially all of our stockholders and optionholders provide that Goldman, Sachs & Co., in its sole discretion, may release those parties, at any time or from time to time and without notice, from their obligation not to dispose of shares of common stock for a period of 180 days after the date of this prospectus. Goldman, Sachs & Co. has no pre-established conditions to waiving the terms of the lock-up agreements, and any decision by it to waive those conditions would depend on a number of factors, which may include market conditions, the performance of the common stock in the market and our financial condition at that time. Please see “Shares Eligible for Future Sale.”

      Provisions of Delaware law or our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, could make it more difficult for you to change management and could adversely affect the price of our common stock.

       We intend to amend and restate our certificate of incorporation and bylaws immediately prior to completion of this offering. These amendments will include provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove our current management.

       These provisions will include:

•	a classified board of directors;

•	a prohibition on stockholder action through written consent;

•	a requirement that special meetings of stockholders be called only by (1) the chairman of the board of directors, (2) the chief executive officer or (3) the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations;

•	a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend certain provisions of our certificate of incorporation; and

•	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

       As a result, these provisions and others available under Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

      We have never paid cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

       We have paid no cash dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our businesses. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

      Investors in this offering will pay a much higher price than the book value of our common stock.

       If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. You will incur immediate and substantial dilution of $           per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and an assumed initial public offering price of $           per share. In the past, we issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, you will sustain further dilution. See “Dilution.”

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, plans or intentions relating to business trends and other information that is not historical information and, in particular, appear under “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management’s examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved.

       There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. These risks and uncertainties are set forth in this prospectus, including under “Risk Factors.” There may be other factors not presently known to us or which we currently consider to be immaterial that may cause our actual results to differ materially from the forward-looking statements.

       All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Except to the extent required by law, we undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

THE REORGANIZATION

       On January 31, 2003, we and our operating subsidiary, Viasystems, Inc., consummated a consensual prepackaged plan of reorganization under chapter 11 of the Bankruptcy Code pursuant to which approximately $716.6 million of Viasystems, Inc.’s indebtedness was extinguished in exchange for our equity securities.

Events Leading to the Reorganization

       During 2001 and continuing in 2002, we and our operating subsidiaries experienced financial difficulties due primarily to the dramatic downturn in telecommunications and networking component demand, as overcapacity of voice and data bandwidth reduced demand for high-end network switches, routers and other infrastructure equipment. Our management estimates that total capital spending by voice and data network carriers declined from more than $141 billion in 2000 to less than $60 billion in 2003. The economic downturn affecting our large telecommunication and networking customer base resulted in slower sales and weaker cash flows than we expected.

       As a result of the downturn, during the first quarter of 2001, we began evaluating our cost position compared to anticipated levels of business for 2001 and beyond and determined that plant shutdowns, plant consolidations and downsizing were required to reduce costs to more appropriate levels in line with expected customer demand. During 2001, we closed and consolidated four facilities and reduced employee headcount by approximately 31%.

       Additionally, during the third quarter of 2001, Viasystems, Inc. issued $100.0 million principal amount of senior notes and warrants to purchase 10 million shares of our common stock to Hicks Muse for a purchase price of $100.0 million. The senior notes financing was intended to provide the liquidity we required to continue efforts to expand manufacturing operations into low-cost locations through acquisitions and the opening of new facilities in China and Mexico and meet working capital requirements during the economic downturn.

       Although the senior notes financing was intended to be sufficient to meet our then current liquidity requirements, by the fourth quarter of 2001, it became clear to our management that the economic downturn was severe and would continue for a longer duration than anticipated at the time the senior notes financing was consummated.

       In light of these developments, during the first quarter of 2002, we retained an independent financial advisor to assist in the evaluation of recapitalization alternatives that would reduce debt and strengthen our balance sheet.

       Our board of directors subsequently concluded, after exploring various out-of-court restructuring alternatives, that to successfully implement our business plans, we would have to emerge from any restructuring with significantly less consolidated debt and that the best vehicle to achieve a restructuring was through consummation of a prepackaged chapter 11 plan. During the second quarter of 2002, we began negotiations regarding the Reorganization with our and Viasystems, Inc.’s creditors.

       In anticipation of Viasystems, Inc.’s failure to satisfy certain financial maintenance covenants contained in its senior credit agreement, Viasystems, Inc. entered into an amendment to the credit agreement on March 29, 2002 and a subsequent amendment on May 29, 2002 pursuant to which its senior lenders agreed to refrain from exercising any rights or remedies under the credit agreement in respect of its failure to comply with certain covenants prior to May 29, 2002 and to waive the occurrence of certain defaults under the credit agreement in respect of its failure to comply with certain covenants from May 29, 2002 through August 29, 2002.

       On May 30, 2002, Viasystems, Inc. announced that it would not make its scheduled $24.4 million interest payment on its subordinated notes that was due on June 3, 2002.

       On June 28, 2002, we reached an agreement in principle with certain of Viasystems, Inc.’s creditors regarding the terms of the Reorganization and on August 29, 2002, we and Viasystems,

Inc. entered into lockup agreements with certain of our creditors pursuant to which these creditors agreed to vote in favor of the Reorganization. On October 1, 2002, we and Viasystems, Inc. filed for petitions for voluntary protection under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York and concurrently filed with the bankruptcy court a consensual plan of reorganization containing the terms of the Reorganization.

The Plan of Reorganization

       On January 14, 2003, the bankruptcy court entered an order approving and confirming the plan of reorganization, as modified pursuant to the modification to plan filed with the bankruptcy court on January 2, 2003. The Reorganization was consummated on January 31, 2003.

       A summary of the material features of the Reorganization is set forth below. On January 31, 2003 and in accordance with the terms and conditions of the plan of reorganization as confirmed by the bankruptcy court:

•	our senior credit facility was reduced by $77.4 million from proceeds of the rights offering and exchange described below and was restructured to provide for an aggregate term loan facility of $447.9 million and a revolving facility of up to $51.3 million with a letter of credit subfacility of $15.0 million;

•	Viasystems, Inc.’s obligations under its then outstanding senior notes in the principal amount of $100.0 million were cancelled, and in exchange the holders received (1) approximately 1.2 million shares of our class A junior preferred stock having an aggregate liquidation preference of $120.1 million and (2) approximately 1.6 million shares of our common stock;

•	Viasystems, Inc.’s guaranty of the obligations of Viasystems Tyneside Limited, a former subsidiary, to the Secretary of State for Trade and Industry of the United Kingdom under a £12.0 million loan was cancelled, and in exchange the Secretary of State for Trade and Industry received a promissory note from Viasystems, Inc. in the principal amount of £9.0 million with interest payable semi-annually in cash on a current basis at an annual interest rate of 3% for periods through September 30, 2008 and at an annual interest rate equal to the Bank of England Base Rate plus 2% for periods thereafter and with principal payable from December 31, 2008 through December 31, 2010 (provided all amounts due and owing under Viasystems, Inc.’s senior credit facility are not paid in full prior to October 1, 2008); proceeds received by the Secretary of State for Trade and Industry pursuant to the liquidation of Viasystems Tyneside reduce the outstanding principal under the note;

•	Viasystems, Inc.’s obligations under its then outstanding senior subordinated notes in the principal amount of $500.0 million were cancelled, and in exchange the holders received approximately 17.2 million shares of our common stock;

•	claims held by our general unsecured creditors were cancelled, and in exchange each such holder was given the right to receive its pro rata share of 55,540 shares of our common stock;

•	claims held by Viasystems, Inc.’s general unsecured creditors were cancelled, and in exchange the holders will receive non-transferable subordinated promissory notes of Viasystems, Inc. in amounts equal to 100% of such claims with interest payable semi-annually in cash on a current basis at an annual interest rate of 3% for periods through September 30, 2008 and at an annual interest rate equal to the prime commercial lending rate per annum published in The Wall Street Journal, New York City edition, for periods thereafter and with principal payable from December 31, 2008 through December 31, 2010;

•	our then outstanding shares of series B preferred stock were cancelled and exchanged for the right to receive warrants to purchase approximately 1.4 million shares of our common stock at a purchase price of $25.51 per share;

•	our outstanding common stock and all outstanding options and warrants exercisable for such common stock were cancelled, and the holders did not receive any distribution in the Reorganization; and

•	we adopted an incentive option plan authorizing the issuance of stock options to purchase up to approximately 2.8 million shares of our common stock to our employees and the employees of our subsidiaries, and, on January 31, 2003, we issued options to acquire approximately 2.2 million of such shares to employees at an exercise price of $12.63 per share. The value of these shares was determined by our independent financial advisor in the Reorganization, on the basis of a total enterprise value of approximately $828 million.

       In addition, under the terms of the plan of reorganization, (1) we issued rights to purchase approximately 4.3 million shares of our class B senior convertible preferred stock at an aggregate purchase price of $53.7 million to certain affiliates of Hicks Muse, certain affiliates of GSC, TCW Share Opportunity Fund III, L.P., and other holders of Viasystems, Inc.’s then outstanding senior subordinated notes and (2) $23.7 million of bank debt outstanding under Viasystems, Inc.’s then existing senior credit facility held by affiliates of Hicks Muse was exchanged for approximately 1.9 million shares of our common stock. Affiliates of Hicks Muse, certain affiliates of GSC and TCW Share Opportunity Fund III, L.P. severally committed to purchase all of our class B senior convertible preferred stock offered in the rights offering. In consideration for their commitment, the parties received an aggregate fee of approximately $1 million. All proceeds of the rights offering were applied to reduce the outstanding indebtedness under our new senior credit facility.

       The Reorganization did not qualify for “fresh-start” accounting as the holders of existing voting shares of Viasystems immediately before confirmation received more than fifty percent of the voting shares of the reorganized entity due to the exchange of debt securities held by such holders and their participation in the rights offering described above.

       The following table compares the indebtedness and equity held by each of our claim holders and security holders before and after the Reorganization:

	Claim or Security Held Prior	Security Issued Pursuant
Parties in Interest	to the Reorganization	to the Reorganization

Senior lenders	$525.3 million of secured revolver and term loan borrowings under Viasystems, Inc.’s senior credit facility	$447.9 million of secured term loan indebtedness under a new senior credit facility and $77.4 million of cash proceeds from equity rights offerings described above

	$23.7 million of secured revolver and term loan borrowings under Viasystems, Inc.’s senior credit facility held by affiliates of Hicks Muse	Approximately 1.9 million shares of new common stock

Senior note holders	$100.0 million aggregate principal amount of senior notes of Viasystems, Inc. held by affiliates of Hicks Muse	Approximately 1.2 million shares of new class A junior preferred stock, with an aggregate liquidation preference of $120.1 million, and approximately 1.6 million shares of new common stock

Secretary of State for Trade and Industry of the United Kingdom	£12.0 million loan to Viasystems Tyneside Limited guaranteed by Viasystems, Inc.	£9.0 million promissory note of Viasystems, Inc., subject to reduction for any liquidation proceeds of Viasystems Tyneside

Senior subordinated note holders	$500.0 million aggregate principal amount of senior subordinated notes of Viasystems, Inc., of which $232.1 million was held by affiliates of Hicks Muse	Approximately 17.2 million shares of new common stock and right to purchase approximately 4.3 million shares of new class B senior convertible preferred stock, with an aggregate liquidation preference of $53.7 million and immediately convertible into approximately 4.3 million shares of common stock

General unsecured creditors	General unsecured claims of Viasystems Group, Inc. of approximately $1.6 million	Right to receive pro rata share of 55,540 shares of new common stock

	General unsecured claims of Viasystems, Inc. of approximately $1.3 million	Non-transferable promissory notes of Viasystems, Inc. equal to 100% of the amount of such claims

Stockholders	Series B preferred stock, with an aggregate liquidation preference of approximately $55.1 million	Warrants to purchase approximately 1.4 million shares of new common stock at a purchase price of $25.51 per share

	Common stock, of which approximately 68.9 million shares were held by affiliates of Hicks Muse	Did not receive any consideration

USE OF PROCEEDS

       Our net proceeds from the sale of                      shares of common stock in this offering are estimated to be $250.7 million, based on an assumed offering price of $           per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, which are payable by us.

       We intend to use the proceeds of this offering as follows:

•	approximately $50.0 million will be used for business expansion in China;

•	approximately $80.2 million will be used to redeem $70.0 million aggregate principal amount of our senior subordinated notes, and to pay all premiums and interest in connection with the redemption;

•	approximately $80.0 million will be used to redeem 796,680 shares of our class A junior preferred stock; and

•	approximately $40.5 million will be used to repay a portion of the tranche B term loan and accrued interest under our current senior credit facility in connection with the refinancing of such facility concurrently with this offering.

       Certain affiliates of Hicks Muse are the holders of our class A junior preferred stock. Upon application of the proceeds as described above, approximately $80.0 million will be paid to these affiliates. Certain affiliates of GSC are lenders under our current senior credit facility and hold approximately $0.6 million of outstanding indebtedness of the term B loan. Upon application of the proceeds as described above and in connection with the refinancing of our current senior credit facility, all of such outstanding indebtedness under the term B loan held by these affiliates will be repaid. In addition, the estimated expenses for this offering include $4.5 million of payments to be made to certain affiliates of Hicks Muse and GSC for providing investment banking, financial advisory and similar services in connection with this offering. See “Certain Relationships and Related Party Transactions — Financial Advisory Services.” In total, certain affiliates of Hicks Muse will receive payments of approximately $83.6 million and certain affiliates of GSC will receive payments of approximately $1.5 million, each in connection with this offering.

       Approximately $135.3 million of the proceeds from the issuance of our senior subordinated notes was used to repay a portion of the term B loan under our current senior credit facility. The senior subordinated notes bear interest at 10.5% per annum and mature on January 15, 2011. As of March 31, 2004, the interest rate on the term B loan was approximately 6.5%. The term B loan matures on September 30, 2008, but will be repaid in its entirety in connection with the refinancing of our current senior credit facility concurrently with this offering.

DIVIDEND POLICY

       We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. In addition, our future dividend policy will depend on the requirements of financing agreements to which we may be a party and other factors considered relevant by our board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

CAPITALIZATION

       The following table sets forth our capitalization as of March 31, 2004, and as adjusted to give effect to this offering and the use of proceeds herefrom as described in “Use of Proceeds.” The information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

	As of
	March 31, 2004

	Actual	As Adjusted

	(in thousands)

Cash and cash equivalents	$48,640	$97,916

Long-term debt (including current maturities):
Revolving credit facility	$—	$—
New senior credit facility	—	210,000
Current senior credit facility	242,401	—
10.50% senior subordinated notes due 2011	200,000	130,000
Other promissory notes(1)	12,853	12,853
Capital leases	502	502
Other debt	773	773

Subtotal	456,529	354,128
Class A junior preferred stock, $0.01 par value, 1,500,000 shares authorized, 1,200,996 shares issued and outstanding (actual), no shares issued and outstanding (as adjusted)(2)	91,687	—

Long-term obligations (including current maturities)	548,216	354,128
Class B senior convertible preferred stock, $0.01 par value, 4,500,000 shares authorized, 4,255,546 shares issued and outstanding (actual), no shares issued and outstanding (as adjusted)(2)	57,774	—
Stockholders’ equity (deficit):
Common stock, $0.01 par value, 100,000,000 shares authorized, 20,690,297 shares issued and outstanding (actual)(3), shares issued and outstanding (as adjusted)(2)(3)	207
Paid-in capital	1,893,594
Accumulated deficit	(1,972,047)	(1,976,588	)(4)
Accumulated other comprehensive loss	(7,340)	(7,340)

Total stockholders’ equity (deficit)	(85,586)	224,252

Total capitalization	$520,404	$578,380

(1)	Represents a $12.9 million promissory note issued to the Secretary of State for Trade and Industry of the United Kingdom pursuant to the Reorganization.

(2)	In connection with this offering:

•	796,680 shares of the class A junior preferred stock will be redeemed for approximately $80.0 million with proceeds from this offering and the 404,316 remaining shares of the class A junior preferred stock will be exchanged for approximately shares of common stock; and

•	all 4,255,546 shares of the class B senior convertible preferred stock will be converted into approximately 4,717,620 shares of common stock.

(3)	Excludes the following:

•	2,777,778 shares of common stock reserved for issuance under our 2003 Stock Option Plan, under which options to purchase 2,136,400 shares of common stock are outstanding with an exercise price of $12.63 per share;

•	shares of our common stock to be reserved for issuance under our 2004 Stock Option Plan;

•	options to purchase an aggregate of 275,000 shares of our common stock granted to our non-employee directors with an exercise price of $12.63 per share; and

•	warrants to purchase an aggregate of 1,436,171 shares of our common stock at an exercise price of $25.51 per share.

(4)	Reflects the write-off of deferred financing costs previously capitalized of $3.1 million related to the partial redemption of our senior subordinated notes and the early debt redemption premium expense of $7.4 million.

DILUTION

       Purchasers of common stock in this offering will suffer immediate and substantial dilution in net tangible book value per share. Net tangible book value (deficit) per share is determined by dividing our total tangible assets less total liabilities and convertible preferred stock by the actual number of outstanding shares of our common stock. Our pro forma net tangible book value (deficit) as of March 31, 2004 was approximately $           million, or approximately $           per share, based on                      shares of common stock outstanding and after giving effect to the redemption and exchange of all of the outstanding shares of our class A junior preferred stock and the conversion of all of the outstanding shares of our class B senior convertible preferred stock into shares of our common stock, each in connection with this offering, but excluding the shares of common stock issued in this offering.

       After giving effect to our sale of                      shares of common stock in this offering, less estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of March 31, 2004 would have been $           per share. This represents an immediate increase in pro forma net tangible book value per share of $          to existing stockholders and immediate dilution in pro forma net tangible book value of $           per share to new investors purchasing our common stock in this offering at an initial public offering price of $           per share, the midpoint of the range on the cover of this prospectus. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of March 31, 2004	$
Increase in pro forma net tangible book value (deficit) per share resulting from this offering

Pro forma net tangible book value (deficit) per share after this offering

Dilution per share to new investors		$

       The following table summarizes as of March 31, 2004 the number of shares of common stock purchased from us, the total cash consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table assumes an initial public offering price of $           per share, the midpoint of the range on the cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average
Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders		%	$	%	$
New investors

Total		100%	$	100%

       The above discussion and tables are based on 20,690,297 shares of common stock issued and outstanding as of March 31, 2004 and assumes:

•	the conversion of all 4,255,546 shares of our class B senior convertible preferred stock (together with all accrued and unpaid dividends through March 31, 2004 of $5.8 million) into approximately 4,717,620 shares of our common stock; and

•	the redemption of 796,680 shares of our class A junior preferred stock for approximately $80.0 million with proceeds from this offering and the exchange of the 404,316 remaining shares of our class A junior preferred stock for approximately shares of our common stock (based on the price per share of this offering, less the underwriting discount).

       The above discussion and tables exclude:

•	2,777,778 shares of common stock reserved for issuance under our 2003 Stock Option Plan, under which options to purchase 2,136,400 shares of common stock are outstanding with an exercise price of $12.63 per share;

•	shares of our common stock to be reserved for issuance under our 2004 Stock Option Plan;

•	options to purchase an aggregate of 275,000 shares of our common stock granted to our non-employee directors with an exercise price of $12.63 per share; and

•	warrants to purchase an aggregate of 1,436,171 shares of our common stock at an exercise price of $25.51 per share.

       To the extent the outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

       The following unaudited pro forma financial data is based on our consolidated financial statements and the notes thereto contained elsewhere in this prospectus and gives effect: (1) to the Reorganization, our senior subordinated notes offering and the consummation of this offering, as if each had occurred at the beginning of the referenced period, in the case of statement of operations data for the year ended December 31, 2003; (2) to the consummation of this offering, as if it had occurred at the beginning of the referenced period, in the case of statement of operations data for the three months ended March 31, 2004; and (3) to the consummation of this offering, as if it had occurred as of March 31, 2004, in the case of balance sheet data as of March 31, 2004.

       The pro forma financial data gives effect to pro forma adjustments that are based upon available information and certain assumptions that we believe are reasonable. The pro forma financial data does not purport to be indicative of the results that would have been obtained had those transactions been completed as of the assumed dates and for the periods presented or that may be obtained in the future.

       You should read our unaudited pro forma consolidated financial statements and the notes thereto in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this prospectus and other financial information contained in “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unaudited Pro Forma Consolidated Balance Sheet

As of March 31, 2004
(In thousands)

		Adjustments
		for this
	As Reported	Offering		Pro Forma

ASSETS
Current Assets:
Cash and cash equivalents	$48,640	$49,276	(1)	$97,916
Accounts receivable, net of allowance for doubtful accounts	159,201	—		159,201
Inventories	98,542	—		98,542
Prepaid expenses and other	42,412	—		42,412

Total current assets	348,795	49,276		398,071
Property, plant and equipment, net	217,491	—		217,491
Deferred financing costs, net	8,830	2,810	(2)	11,640
Goodwill	172,468	—		172,468
Intangible assets, net	10,784	—		10,784
Other assets	21,686	—		21,686

Total assets	$780,054	$52,086		$832,140

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Current maturities of long-term debt	$948	$—		$948
Accounts payable, accrued and other liabilities	231,543	(5,891	)(3)	225,652
Income taxes payable	686	—		686

Total current liabilities	233,177	(5,891)		227,286
Deferred taxes	18,635	—		18,635
Long-term debt, less current maturities	455,581	(102,401	)(4)	353,180
Other non-current liabilities	8,786	—		8,786
Class A junior preferred stock	91,687	(91,687	)(5)	—

Total liabilities	807,866	(199,979)		607,887
Class B senior convertible preferred stock	57,774	(57,774	)(6)	—
Stockholders’ equity (deficit)	(85,586)	309,839	(7)	224,253

Total liabilities and stockholders’ equity (deficit)	$780,054	$52,086		$832,140

(1)	Reflects the following (in thousands):

Proceeds to be used for business expansion in China	$50,000
Cash required to pay differential in proceeds and total use of funds	(724)

$49,276

(2)	Reflects the following (in thousands):

Write-off of 35% of financing fees capitalized in association with our senior subordinated notes	$(3,090)
Financing fees related to the new credit facility	5,900

$2,810

(3)	Reflects the elimination of accrued and unpaid interest on the $70.0 million of our senior subordinated notes redeemed in connection with this offering and the elimination of accrued interest related to the repayment of the term B loan of our current senior credit facility in connection with the refinancing of such facility concurrently with this offering.

	Senior
	subordinated	Term B
	notes	loan

	(dollars in thousands,
	except per day
	amounts)
Principal paydown	$70,000	$242,401
Interest rate	10.5%	6.47%

Annual interest expense	$7,350	$15,683
Days per year	360	360

Daily interest	$20.42	$43.56
Days in accrual	105	86

Accrued interest to eliminate	$2,144	$3,747

(4)	Reflects the following (in thousands):

Redemption of senior subordinated notes	$(70,000)
Repayment of current senior credit facility	(242,401)
Borrowings under the new credit facility	210,000

$(102,401)

Excludes claims that remain unsettled and are subject to the chapter 11 reconciliation process.

(5)	Reflects the redemption of 796,680 shares of our class A junior preferred stock for approximately $80.0 million with proceeds from this offering and the exchange of the 404,316 remaining shares of our class A junior preferred stock for shares of our common stock (based on the price per share for this offering, less underwriting discounts).

(6)	Reflects the conversion of all 4,255,546 shares of our class B senior convertible preferred stock (together with all accrued and unpaid dividends through March 31, 2004 of $5.8 million) into 4,717,621 shares of our common stock.

(7)	Reflects the following (in thousands):

The estimated net proceeds of this offering(a)	$250,685
Redemption and exchange of class A junior preferred stock for common stock, net(b)	11,820
Conversion of class B senior convertible preferred stock for common stock	57,774
Write-off of deferred financing fees	(3,090)
Senior subordinated notes redemption premium expense	(7,350)

$309,839

(a)	The use of proceeds are as follows (in thousands):

Senior subordinated notes redemption	$70,000
Class A junior preferred stock redemption	79,867
Term B senior credit facility repayment (including accrued interest), net(c)	36,148
Fees related to the new credit facility	5,900
Working capital	49,276
Senior subordinated notes redemption premium expense and accrued interest	9,494

Total use	$250,685

(b)	Represents the effect of the exchange of the class A junior preferred stock with a liquidation preference of $40.5 million into common stock and the book loss of $28.4 million resulting from the redemption and exchange of the class A junior preferred stock in connection with this offering.

(c)	Represents the repayment of the term B loan under our current senior credit facility of $242.4 million, accrued interest of $3.7 million less proceeds from the new credit facility of $210.0 million.

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2003
(In thousands, except share and per share amounts)

				Adjustments
				for the Senior
		Adjustments		Subordinated		Pro Forma	Adjustments		Pro Forma
		for the		Notes		prior to this	for this		for this
	As Reported	Reorganization		Offering		Offering	Offering		Offering

Net sales	$751,483	$—		$—		$751,483	$—			$751,483
Operating expenses:
Cost of goods sold, exclusive of items shown separately below	597,546	—		—		597,546	—			597,546
Selling, general and administrative	64,318	—		—		64,318	—			64,318
Stock compensation expense	1,383	—		—		1,383	—			1,383
Depreciation	66,070	—		—		66,070	—			66,070
Amortization	3,065	—		—		3,065	—			3,065
Restructuring and impairment charges	67,054 (1)	—		—		67,054	—			67,054
Goodwill impairment	155	—		—		155	—			155
Losses on dispositions of assets, net	1,226	—		—		1,226	—			1,226

Operating loss	(49,334)	—		—		(49,334)	—			(49,334)
Other expenses (income):
Interest expense, net	37,078	(210	)(2)	8,362	(3)	45,230	(21,077	)(4)		24,153
Amortization of deferred financing costs	104	—		1,156	(5)	1,260	402	(6)		1,662
Reorganization items:
Reorganization expenses	55,968	(55,968	)(7)	—		—	—			—
Gain from debt forgiveness	(339,393)	339,393	(8)	—		—	—			—
Other expense, net	6,759	—		—		6,759	(1,375	)(9)		5,384

Income (loss) before income taxes	190,150	(283,215)		(9,518)		(102,583)	22,050			(80,533)
Income taxes	—	—	(10)	—	(10)	—	—	(10)		—

Net income (loss)	$190,150	$(283,215)		$(9,518)		$(102,583)	$22,050			$(80,533	)(11)

Less: Accretion of dividends on preferred stock	4,799	—		—		4,799	(4,799	)(12)		—
Add: Series B preferred stock cancellation and issuance of warrants	50,954	(50,954	)(13)	—		—	—			—

Net income (loss) available to common stockholders	$236,305	$(334,169)		$(9,518)		$(107,382)	$26,849			$(80,533)

Add: Accretion on preferred stock	4,799	—		—		4,799	(4,799	)(12)		—

Adjusted net income (loss)	$241,104	(334,169)		$(9,518)		$(102,583)	$22,050			$(80,533)

Basic net income (loss) per weighted average common share	$7.68								$
Basic weighted average common shares	30,760,508
Diluted net income (loss) per weighted average common share	$6.92								$
Diluted weighted average common shares	34,832,072

(1)	Represents impairment losses of $59.4 million, related to the write-off of long-lived assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as applicable. In addition, due to the industry downturn, numerous restructuring charges were incurred to downsize or close facilities. In 2003, three facilities were either downsized or assets related to such facilities were deemed impaired resulting in a charge of $7.8 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Restructuring, Impairment Charges and Losses on Dispositions of Businesses” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(2)	Reflects the elimination of historical interest expense for the period prior to the Reorganization from January 1, 2003 through January 31, 2003 in the amount of $2.6 million, net of the inclusion of interest expense on our debt incurred in connection with the Reorganization for the period of January 1, 2003 through January 31, 2003 in the amount of $2.4 million.

(3)	Reflects interest on the senior subordinated notes and the elimination of interest under our current senior credit facility as a result of the paydown of term borrowings thereunder in connection with our senior subordinated notes offering. Such amounts are as follows (dollars in thousands):

			January 1
			Through
			December 17,
	Debt	Interest	2003 Interest
	Balance	Rate	Expense

Elimination of interest on term A loan facility paydown	$54,683	6.16%	$(3,237)
Elimination of interest on term B loan facility paydown	$135,317	6.60%	(8,584)
Issuance of senior subordinated notes	$200,000	10.50%	20,183

			$8,362

(4)	Reflects interest on the new senior credit facility, the elimination of interest on the senior subordinated notes, the interest under our current senior credit facility, dividends on the class A junior preferred stock and amortization of the class A junior preferred stock discount as a result of the redemption and exchange occurring in connection with this offering and the refinancing of our current senior credit facility. In accordance with Statement of Financial Accounting Standards No. 150, Accounting for Financial Instruments with Characteristics of Liabilities, Equity or Both, the preferred stock dividends are recorded as interest. Such amounts are as follows (dollars in thousands):

	Debt	Interest	Interest
	Balance	Rate	Expense

Interest on the new credit facility	$210,000	4.60%	$9,660
Elimination of interest on term B loan facility paydown	242,401	6.60%	(15,998)
Elimination of interest on senior subordinated notes paydown	$70,000	10.50%	(7,350)
Elimination of dividend on class A junior preferred stock	—	—	(6,324)
Elimination of amortization related to the discount on the class A junior preferred stock	—	—	(1,065)

			$(21,077)

The interest rate for the new credit facility will be variable, and a 1/8 percent change would change the annual interest expense by approximately $0.3 million on the $210.0 million initial balance outstanding.

(5)	Reflects the additional amortization related to the deferred financing costs incurred in connection with the senior subordinated notes offering.

(6)	Adjustment reflects the elimination of 35% of the annual amortization expense of the senior subordinated notes deferred financing fees of $0.4 million and the addition of $0.8 million related to amortization of deferred financing fees associated with the new credit facility amortized over 84 months.

(7)	Reflects the elimination of professional and bank fees and expenses related to the issuance of a promissory note to the Secretary of State for Trade and Industry of the United Kingdom related to the Reorganization.

(8)	Reflects the elimination of debt forgiveness income recorded as a result of the Reorganization.

(9)	Reflects the elimination of expenses incurred under the monitoring and oversight agreement, which will be terminated in connection with this offering. See “Certain Relationships and Related Party Transactions — Monitoring and Oversight Agreement.”

(10)	As a result of our net operating loss position, the adjustments have no effect on tax rate or tax provision.

(11)	Pro forma net loss does not reflect the write-off of the $3.0 million deferred financing costs associated with the $70.0 million senior subordinated note redemption and the $7.4 million senior subordinated note redemption premium.

(12)	Reflects the elimination of accreted dividends on the class B senior convertible preferred stock due to its conversion to common stock in connection with this offering.

(13)	Reflects the elimination of a gain of $57.9 million for the cancellation of our series B preferred stock in exchange for the right to receive warrants to purchase our common stock in connection with the Reorganization, less $6.9 million, which was the value attributed to the warrants as of the date of the Reorganization.

Unaudited Pro Forma Consolidated Statement of Operations

For Three Months Ended March 31, 2004
(In thousands, except share and per share amounts)

		Adjustments		Pro Forma
		for this		for this
	As Reported	Offering		Offering

Net sales	$226,062	$—		$226,062
Operating expenses:
Cost of goods sold, exclusive of items shown separately below	180,858	—		180,858
Selling, general and administrative	20,053	—		20,053
Stock compensation expense(1)	846	—		846
Depreciation	11,761	—		11,761
Amortization	407	—		407
Gains on dispositions of assets, net	(465)	—		(465)

Operating gain	12,602	—		12,602
Other expenses (income):
Interest expense, net	11,533	(5,577	)(2)	5,956
Amortization of deferred financing costs	318	99	(3)	417
Other expense, net	950	(375	)(4)	575

Income (loss) before income taxes	(199)	5,853		5,654
Income taxes	—	565	(5)	565

Net income (loss)	$(199)	$5,288		$5,089 (6)

Less: Accretion of dividends on preferred stock	1,383	(1,383	)(7)	—

Net income (loss) available to common stockholders	$(1,582)	$6,671		$5,089

Basic net income (loss) per weighted average common share	$(0.08)			$
Basic weighted average common shares	20,690,297
Diluted net income (loss) per weighted average common share	$(0.01)			$
Diluted weighted average common shares	25,092,350

(1)	In connection with the Reorganization, we terminated our 1997 and 2001 stock option plans and adopted our 2003 stock option plan. The options we have issued under the 2003 stock option plan have a fixed exercise price of $12.63 per share and vest one-third at the grant date (January 31, 2003), one-third on the 24-month anniversary of the grant date (January 31, 2005), and one-third on 36-month anniversary of the grant date (January 31, 2006). As a result of the termination of the 1997 and 2001 stock option plans and the adoption of the 2003 stock option plan, under provision of FIN No. 44, Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25, certain options issued under the 2003 stock option plan are treated as “variable” options. As a result we recorded non-cash compensation expense of $1.3 million and $0.9 million for the twelve months ended December 31, 2003, and three months ended March 31, 2003, respectively.

Effective January 1, 2004, we adopted SFAS No. 123, Accounting for Stock-Based Compensation. As a result, we recognized non-cash stock compensation expense of $0.8 million for the three months ended March 31, 2004.

(2)	Reflects interest on the new credit facility, the elimination of interest on the senior subordinated notes, the interest under our current senior credit facility, dividends on the class A junior preferred stock and amortization of the class A junior preferred stock discount as a result of the redemption and exchange occurring in connection with this offering and the refinancing of our current senior credit facility. In accordance with Statement of Financial Accounting Standards No. 150, Accounting for Financial Instruments with Characteristics of Liabilities, Equity or Both, the preferred stock dividends are recorded as interest. Such amounts are as follows (dollars in thousands):

	Debt	Interest	Interest
	Balance	Rate	Expense

Interest on new senior credit facility	210,000	4.47%	2,373
Elimination of interest on term B loan paydown	$242,401	6.47%	$(3,964)
Elimination of interest on senior subordinated notes paydown	$70,000	10.50%	(1,858)
Elimination of dividend on class A junior preferred stock	—	—	(1,782)
Elimination of amortization related to the discount on the class A junior preferred stock	—	—	(346)

			$(5,577)

The interest rate for the new senior credit facility will be variable, and a 1/8 percent change would change the annual interest expense by approximately $0.3 million on the $210.0 million initial balance outstanding.

(3)	Reflects the following (in thousands):

Elimination of 35% of amortization expense of the senior subordinated notes deferred financing fees	$(111)
Amortization of deferred financing fees related to the new credit facility (amortized over 84 months)	210

$99

(4)	Reflects the elimination of expenses incurred under the monitoring and oversight agreement, which will be terminated in connection with this offering. See “Certain Relationships and Related Party Transactions — Monitoring and Oversight Agreement.”

(5)	Reflects an adjustment to provide income taxes at an effective tax rate of 10% after giving effect to all of the adjustments related to this offering.

(6)	Pro forma net income does not reflect the write-off of the $3.1 million deferred financing costs associated with the $70.0 million senior subordinated note redemption and the $7.4 million senior subordinated note redemption premium.

(7)	Reflects the elimination of accreted dividends on the class B senior convertible preferred stock due to its conversion to common stock in connection with this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

       The selected financial and other data below for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 presents consolidated financial information of Viasystems Group, Inc. and its subsidiaries and have been derived from our audited consolidated financial statements. The selected financial and other data for the three months ended March 31, 2003 and 2004, has been derived from the unaudited consolidated financial statements of Viasystems Group, Inc. and its subsidiaries. In the opinion of management, the unaudited financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the data.

       You should read the selected historical consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

						Three Months
						Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)

	(dollars and shares in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$1,293,370	$1,604,985	$1,206,536	$864,047	$751,483	$177,775	$226,062
Operating expenses:
Cost of goods sold, exclusive of items shown separately below	969,614	1,230,552	1,042,886	697,802	597,546	140,544	180,858
Selling, general and administrative(1)	232,653	225,611	96,838	88,160	64,318	17,333	20,053
Stock compensation expense(2)	—	—	—	—	1,383	926	846
Depreciation	118,873	98,457	79,718	74,221	66,070	15,449	11,761
Amortization	63,270	46,409	46,574	16,344	3,065	753	407
Write-off of acquired in-process research and development(3)	17,600	—	—	—	—	—	—
Write-off of amounts due from affiliates(4)	—	—	144,099	—	—	—	—
Restructuring and impairment charges(5)	262,054	—	152,265	52,697	67,054	—	—
Goodwill impairment	206,335	—	129,109	—	155	—	—
Losses (gains) on dispositions of assets, net(6)	—	—	—	85,531	1,226	130	(465)

Operating income (loss)	(577,029)	3,956	(484,953)	(150,708)	(49,334)	2,640	12,602
Interest expense, net	117,822	105,514	97,174	81,898	37,078	8,832	11,533
Amortization of deferred financing costs	6,619	4,296	4,013	4,955	104	—	318
Loss on early retirement of debt	—	31,196	—	—	—	—	—
Reorganization items:
Reorganization expenses(7)	—	—	—	22,537	55,968	54,081	—
Gain from debt forgiveness(8)	—	—	—	—	(339,393)	(339,393)	—
Other expense (income), net	23,594	1,857	879	(900)	6,759	(204)	950

(Loss) income before income taxes(9)	(725,064)	(138,907)	(587,019)	(259,198)	190,150	279,324	(199)
Income taxes	(23,212)	(2,923)	—	—	—	—	—

(Loss) income before cumulative effect of a change in accounting principle	(701,852)	(135,984)	(587,019)	(259,198)	190,150	279,324	(199)
Cumulative effect — write-off of start-up costs, net of income tax benefit of $6,734(9)	18,443	—	—	—	—	—	—

Net (loss) income	$(720,295)	$(135,984)	$(587,019)	$(259,198)	$190,150	$279,324	$(199)

						Three Months
						Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)

	(dollars and shares in thousands, except per share amounts)
Less: Paid-in-kind dividends or accretion on preferred stock	4,240	4,828	5,511	6,307	4,799	858	1,383
Add: Loss attributable to class A common stockholders	54,100	1,052	—	—	—	—	—
Add: Loss attributable to class A series II common stockholders	37,872	1,250	—	—	—	—	—
Add: Series B preferred stock cancellation and issuance of warrants(10)	—	—	—	—	50,954	50,954	—

Net (loss) income available to common stockholders	$(632,563)	$(138,510)	$(592,530)	$(265,505)	$236,305	$329,420	$(1,582)

Add: Accretion on preferred stock	—	—	—	—	4,799	858	1,383

Adjusted net (loss) income	$(632,563)	$(138,510)	$(592,530)	$(265,505)	$241,104	$330,278	$(199)

Before cumulative effect of a change in accounting principle	$(9.89)	$(1.13)	$(4.21)	$(1.88)	$7.68	$5.40	$(0.08)
Cumulative effect	(0.25)	—	—	—	—	—	—

Basic net (loss) income per share	$(10.14)	$(1.13)	$(4.21)	$(1.88)	$7.68	$5.40	$(0.08)

Basic weighted average common shares outstanding	62,123	121,607	140,891	141,533	30,761	60,971	20,690
Before cumulative effect of a change in accounting principle	$(10.50)	$(1.14)	$(4.21)	$(1.88)	$6.92	$5.35	$(0.01)
Cumulative effect	(0.27)	—	—	—	—	—	—

Diluted net (loss) income per share	$(10.77)	$(1.14)	$(4.21)	$(1.88)	$6.92	$5.35	$(0.01)

Diluted weighted average common shares outstanding	67,238	123,259	140,891	141,533	34,832	61,680	25,092
Balance Sheet Data (as of end of period):
Cash and cash equivalents	$22,839	$45,676	$34,202	$83,060	$64,161	$61,567	$48,640
Working capital(11)	112,220	259,759	122,054	(383,521)	112,645	115,836	115,618
Total assets	1,309,226	1,611,284	988,045	814,448	759,043	782,974	780,054
Long-term obligations, including current maturities	1,362,523	1,024,317	1,040,919	1,125,189	545,802	539,339	548,216
Stockholders’ equity (deficit)	(537,247)	89,831	(361,936)	(605,710)	(81,926)	9,584	(85,586)

(1)	During the years ended December 31, 1999 and 2000, we recorded non-cash compensation charges of $110,070 and $104,351, respectively, which reflect the difference between the cost of certain convertible securities and the value of the common stock that such securities were convertible into at those dates.

(2)	In connection with the Reorganization, we terminated our 1997 and 2001 stock option plans and adopted our 2003 stock option plan. The options we have issued under the 2003 stock option plan have a fixed exercise price of $12.63 per share and vest one-third at the grant date (January 31, 2003), one-third on the 24-month anniversary of the grant date (January 31, 2005), and one-third on 36-month anniversary of the grant date (January 31, 2006). As a result of the termination of the 1997 and 2001 stock option plans and the adoption of the 2003 stock option plan, under provision of FIN No. 44, Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25, certain options issued under the 2003 stock option plan are treated as “variable” options. As a result we recorded non-cash compensation expense of $1.3 million and $0.9 million for the twelve months ended December 31, 2003, and three months ended March 31, 2003, respectively.

Effective January 1, 2004, we adopted SFAS No. 123, Accounting for Stock-Based Compensation. As a result, we recognized non-cash stock compensation expense of $0.8 million for the three months ended March 31, 2004.

(3)	Represents charges relating to the write-off of acquired in-process research and development costs associated with certain of the acquisitions we made in 1998 and 1999. The write-off relates to acquired research and development for projects that do not have a future alternative use.

(4)	In 2000, we transferred nine European printed circuit board facilities to European PCB Group in consideration of subordinated notes payable to us. Represents charges relating to the write-off of such subordinated notes due from European PCB Group. European PCB Group has disposed of substantially all of its assets and is in the process of being liquidated. Accordingly, we compared the carrying amounts to the undiscounted expected future cash flows and concluded the amounts due were impaired. See our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(5)	Represents impairment losses related to the write-off of long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as applicable. In addition, due to the industry downturn, numerous restructuring charges were incurred to downsize and close facilities. In 2001, four facilities were closed resulting in a charge of $202.7 million. Additionally, in 2001, eight facilities were downsized resulting in a charge of $78.7 million. In 2002, fourteen facilities were either closed or disposed of resulting in a charge of $37.5 million. Additionally, in 2002, five facilities were either downsized or assets related to such facilities were deemed impaired resulting in a charge of $15.2 million. In 2003, the amount represents impairment losses of $59.4 million, related to the write-off of long-lived assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as applicable. In addition, due to the industry downturn, numerous restructuring charges were incurred to downsize or close facilities. In 2003, three facilities were either downsized or assets related to such facilities were deemed impaired resulting in a charge of $7.8 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Restructuring, Impairment Charges and Losses on Dispositions of Assets” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(6)	During 2002, in connection with the continued economic downturn, we sold six businesses, including our joint venture interest, and finalized the dispositions of several closed facilities. In 2003, we finalized the disposition of our Portland, Oregon facility. For the three months ended March 31, 2004, represents a loss on the sale of our San Germán, Puerto Rico facility, offset by a gain on the closure of our Coventry, United Kingdom facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Restructuring, Impairment Charges and Losses on the Dispositions of Assets” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(7)	Reorganization expenses consisted primarily of professional and bank fees and expenses related to the issuance of a promissory note to the Secretary of State for Trade and Industry of the United Kingdom incurred in conjunction with the Reorganization.

(8)	In connection with the Reorganization, we recorded a gain from debt forgiveness of $339.4 million in respect of allowed subordinated and senior note claims in connection with the Reorganization.

(9)	Represents the write-off of the net book value of start-up costs as of January 1, 1999 related to the required adoption of the Financial Accounting Standard Board’s issuance of Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, which requires costs of start-up activities and organizational costs to be expensed as incurred effective January 1, 1999.

(10)	This amount represents a gain of $57.9 million for the cancellation of our series B preferred stock in exchange for the right to receive warrants to purchase our common stock in connection with the Reorganization, less $6.9 million, which was the value attributed to the warrants as of the date of the Reorganization.

(11)	Working capital for the year ended December 31, 2002 includes $526.0 million of long-term obligations classified as currently due in connection with the Reorganization. Excluding this amount, working capital for the year ended December 31, 2002 would have been $142.5 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

       The following discussion and analysis of our financial condition and results of operations covers certain periods prior to our emergence from bankruptcy on January 31, 2003 in accordance with the Reorganization. Accordingly, the discussion and analysis of historical periods prior to that date does not reflect our new capital structure. You should read the following discussion of our financial condition and results of operations with “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our markets, the demand for our products and services and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed in the “Risk Factors” and “Disclosure Regarding Forward-Looking Statements” sections of this prospectus. We do not have any intention or obligation to update forward-looking statements included in this prospectus.

General

       We are a leading worldwide provider of complex multi-layer printed circuit boards, wire harnesses and electro-mechanical solutions. Our products are used in a wide range of applications, including automotive dash panels and control modules, major household appliances, data networking equipment, telecommunications switching equipment and complex medical and technical instruments. We have 15 facilities in five countries around the world, which are strategically located to maximize the benefits delivered to our customers and to optimize our operations. Our facilities in North America and Europe offer technologically advanced products and services, while our facilities in China and Mexico offer high-quality, high-volume production at low costs. We employ best practices among our globally integrated facilities to actively migrate technology from North America and Europe to China and Mexico. Approximately 92% of our employees are located in six facilities in China and four facilities in Mexico.

       We are a supplier to over 200 original equipment manufacturers, or OEMs, in numerous end markets, including industry leaders Alcatel SA, Bosch Group, Cisco Systems, Inc., Delphi Corp., Electrolux AB, General Electric Company, Huawei Technologies, Lucent Technologies, Inc., Maytag Corporation, Siemens AG, Sun Microsystems, Inc. and Whirlpool Corporation. We are also a supplier to electronic manufacturing services, or EMS, providers and have developed strategic alliances with leaders such as Celestica, Inc. and Solectron Corporation to supply them with our products.

Recent Events

       On December 17, 2003, our subsidiary, Viasystems, Inc., offered and sold $200.0 million aggregate principal amount of 10.5% senior subordinated notes in a private placement. The net proceeds from the offering, which were approximately $190 million after deducting fees, expenses, and discounts, were used as follows: (1) approximately $54.7 million was used to repay in full the term A loan under our current senior credit facility and (2) approximately $135.3 million was used to repay a portion of the term B loan under our current senior credit facility. A portion of the proceeds from this offering will be used to partially redeem the senior subordinated notes and to further repay the term B loan under our current senior credit facility in connection with the refinancing of such facility concurrently with this offering. See “Use of Proceeds.”

The Reorganization

       The telecommunications and networking industries experienced a dramatic economic downturn during 2001 and 2002, which had a significant adverse impact on our sales and cash flow, and ultimately impeded our operating subsidiary, Viasystems, Inc., from servicing its long-term debt. As a consequence, after reviewing our business and prospects, our board of directors concluded that the long-term interests of our business and of our and Viasystems, Inc.’s creditors and equity holders would be best served by a consensual restructuring implemented under chapter 11 of the Bankruptcy Code for the purpose of reducing our debt and strengthening our balance sheet. On October 1, 2002, we and Viasystems, Inc. filed a consensual prepackaged plan of reorganization under chapter 11 of the Bankruptcy Code, which was confirmed on January 14, 2003, and was consummated on January 31, 2003. In connection with the Reorganization, we and Viasystems, Inc. extinguished approximately $716.6 million of indebtedness in exchange for approximately 4.3 million shares of our class B senior convertible preferred stock with an aggregate liquidation preference of $53.7 million, approximately 1.2 million shares of our class A junior preferred stock with an aggregate liquidation preference of $120.1 million and approximately 20.7 million shares of our common stock. Also in connection with the Reorganization, all of our then outstanding preferred stock and common stock was cancelled, in the case of the preferred stock, in exchange for warrants to purchase our common stock.

       Viasystems, Inc.’s senior secured indebtedness was restructured in connection with the Reorganization under our current senior credit facility providing for term loans of approximately $447.9 million and revolving credit loans of approximately $51.3 million.

Critical Accounting Policies and Estimates

       Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis we evaluate our estimates, including:

•	allowance for bad debts;

•	valuation and recoverability of inventory;

•	amortization periods;

•	recoverability of long-term assets, intangible assets and goodwill;

•	income taxes; and

•	foreign currency translation.

       We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      Revenue Recognition

       We recognize revenue when all of the following criteria are satisfied:

•	persuasive evidence of an arrangement exists;

•	risk of loss and title transfer to the customer;

•	the price is fixed and determinable; and

•	collectibility is reasonably assured.

Sales and related costs of goods sold are included in income when goods are shipped to the customer in accordance with the delivery terms, except in the case of vendor managed inventory arrangements, whereby sales and the related costs of goods sold are included in income when goods are taken into production by the customer. Product returns are recorded based on historical trend rates.

      Accounts Receivable

       We perform ongoing credit evaluations of our customers and we adjust credit limits based upon each customer’s payment history and current creditworthiness, as determined by credit information available at that time. We continuously monitor collections and payments from our customers and we maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. While such losses have historically been within our expectations and the provisions established, if the condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

      Inventories

       We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those historically experienced or projected by us, additional inventory writedowns may be required.

      Valuation of Goodwill and Other Intangible Assets

       We assess the impairment of goodwill and other identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include, but are not limited to, the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

       When we determine that the carrying value of goodwill and other intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment bases on a projected discounted cash flow method using a discount rate determined by us to be commensurate with the risk inherent in our current business model.

       In 2002, Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, became effective, and as a result, we have ceased to amortize goodwill. In lieu of amortization, we are required to perform an annual impairment review of our goodwill. Goodwill is tested annually during the fourth quarter of each fiscal year and when events or circumstances occur indicating possible impairment.

      Income Taxes

       We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent, feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the net deferred tax assets would be charged to income in the period such determination was made. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the net deferred tax asset would increase income in the period such determination was made.

      Foreign Currency Translation

       Local currencies have been designated as the functional currency for our foreign subsidiaries. Accordingly, assets and liabilities of all foreign subsidiaries are translated at the rates of exchange in effect at the balance sheet date. Income and expense items of these subsidiaries are translated at the weighted average monthly rates of exchange. The resultant translation gains and losses are reported in other comprehensive income. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in other expense (income) in the consolidated statement of operations.

Restructuring and Impairment Charges

       In light of the economic downturn that began in 2000 and continued into early 2003 related to many of our key telecommunication and networking customers, we initiated restructuring activities during 2001 to adjust our cost position compared to anticipated levels of business. We also reviewed the carrying value of the related assets. These actions resulted in plant shutdowns and downsizings as well as asset impairments. These actions continued through 2003.

       The following table summarizes the restructuring and impairment charges taken during the years ended December 31:

	Charges*			Employees Impacted(#)

	2001	2002	2003	2001**	2002**	2003***

Personnel and severance	$43,852	$11,458	$827	5,046	540	47
Lease and other contractual commitments	12,957	7,701	—	N/A	N/A	N/A
Other	2,965	1,347	—	N/A	N/A	N/A
Asset impairments	221,600	32,191	66,382	N/A	N/A	N/A

Total	$281,374	$52,697	$67,209	5,046	540	47

*	Net of reversals

**	Employees impacted included: (1) regular, non-union, (2) regular, union and (3) temporary/contract, of which the majority were terminated by December 31, 2002.

***	Employees impacted included: (1) regular, non-union, (2) regular, union and (3) temporary/contract, of which all were terminated by December 31, 2003.

      2001 Restructuring and Impairment Charges

       During the year ended December 31, 2001, we completed the following restructuring activities:

•	downsizing and ultimate closure of our Richmond, Virginia printed circuit board fabrication facility;

•	closure of our San Germán, Puerto Rico printed circuit board fabrication facility;

•	workforce reductions at our Echt, the Netherlands printed circuit board fabrication facility as well as other small workforce reductions at other European facilities; and

•	consolidation of our two San Jose, California printed circuit board assembly facilities as well as other workforce reductions in North America, including reductions at our corporate offices.

       In addition, during 2001, we assessed the carrying value of long-lived assets, including goodwill and other acquired intangibles. Based on current business enterprise values using common appraisal methods, the assessment identified impairment of long-lived assets acquired pursuant to certain EMS acquisitions. The calculated business enterprise values determined were compared to the net book values of the related long-lived assets with the excess of net book value over the business enterprise value representing the amount of the impairment loss. The impairment loss for each group of assets totaling $133.3 million was first charged against goodwill in the amount of $129.1 million with the remaining $4.2 million being charged to property, plant and equipment. The impairment resulted from the economic downturn experienced during 2001, primarily related to our telecommunication and networking customers. Through the third fiscal quarter of 2001, it was expected that the economic downturn impacting these assets was a short-term inventory correction. However, in the fourth quarter it became clear to management that the downturn impacting these assets was much more severe and of a long-term nature resulting in a significant decline in profitability that was not expected to return in the near term.

       In connection with the 2001 restructuring, we also recorded impairment charges totaling $88.4 million to write down to fair value certain land and buildings as well as machinery and equipment, office equipment and systems that were made obsolete or redundant due to the closure and consolidation of facilities pursuant to the restructuring. Included in the impairment charge were the following amounts: a write down of land, buildings and leasehold improvements totaling $25.4 million, related to our Richmond, Virginia and San Germán, Puerto Rico printed circuit board fabrication facilities that were closed; a write down of machinery and equipment totaling $14.9 million, a write down of office equipment totaling $37.7 million; and a write down of systems and construction in progress totaling $10.4 million, each primarily related to obsolete or redundant assets at our Richmond, Virginia and San Germán, Puerto Rico printed circuit board fabrication facilities that were closed as well as certain other North American and European operations that were consolidated. We are currently marketing our Richmond, Virginia property for sale.

       In 2001, we wrote off inventory resulting in a $49.3 million charge to cost of goods sold. With respect to the inventory written-off, we disposed of $39.1 million of the inventory and reversed the write-off and sold $1.0 million of the inventory, resulting in a remaining balance of $9.2 million at December 31, 2001. We disposed of the remaining obsolete inventory during fiscal year 2002.

2002 Restructuring and Impairment Charges

       During the year ended December 31, 2002, we completed the following restructuring activities:

•	closure of our remaining San Jose, California printed circuit board assembly facility;

•	closure of our Granby, Quebec printed circuit board fabrication facility;

•	closure of our regional headquarters facilities in Richmond, Virginia and London, England; and

•	other small workforce reductions at other European and North American EMS facilities.

       During 2002, we also reversed restructuring charges totaling $6.2 million primarily related to accruals no longer needed due to the sales of certain businesses as well as true-ups to previously estimated amounts.

       In addition to and in connection with the above 2002 restructuring activity, we evaluated the carrying amount of certain long-lived assets for impairment. Our evaluation identified the long-lived assets related to our Juarez, Mexico and San Jose, California facilities as impaired as the carrying amount of these assets exceeded the undiscounted cash flows expected to be generated by these assets. Accordingly, we had these assets appraised based on prices for similar assets in use, resulting in an impairment charge totaling $9.1 million.

       In connection with the closure of our Granby, Quebec printed circuit board fabrication facility, during the fourth quarter of 2002, we engaged a broker to sell the related building. As such, we recorded an impairment charge of $1.7 million to write down the building to its expected fair value.

       Also during the fourth quarter of 2002, we began marketing for sale our Portland, Oregon printed circuit board assembly facility. As a result, we wrote down the net assets of the business to its expected fair value of $1.5 million resulting in an impairment charge of $21.5 million. Subsequent to December 31, 2002, we sold our entire equity interest of Viasystems Portland, Inc. for a consideration of $1.4 million, consisting of $0.4 million in cash and a $1.0 million secured promissory note resulting in a loss on disposition of assets of $1.3 million in 2003.

       To summarize, in 2002, we either closed or disposed of fourteen facilities (Milford, Massachusetts; San Jose, California; Seattle, Washington; Ballynahinch, United Kingdom; Columbus, Ohio; Sao Paulo, Brazil; Granby, Quebec; Boldon, United Kingdom; Portland, Oregon; Rouen, France; Terni, Italy; Spartanburg, South Carolina; Skive, Denmark; and the Plastics division of NC&S located in Coventry, United Kingdom) and took a restructuring charge of $37.5 million. Additionally, in 2002 we either downsized or incurred impairment charges in respect of five facilities (Juarez, Mexico; Milwaukee, Wisconsin; Coventry, United Kingdom; Richmond, Virginia; and St. Louis, Missouri) at a cost of $15.2 million.

       In connection with the closure of the Granby, Quebec facility and sale of the Portland, Oregon facility, we scrapped inventory of $1.3 million and sold inventory written off in 2001 for a gain of $0.1 million, resulting in a net charge to cost of goods sold of $1.2 million in 2002.

2003 Restructuring Charges and Impairment Charges

       During the quarter ended September 30, 2003, we recorded a restructuring charge of $0.8 million related to the downsizing of our Montreal, Quebec printed circuit board fabrication facilities. The charge related to personnel and severance for 47 employees who were terminated during the quarter.

       Over the past several years, beginning in 2001, the telecommunications and computer industry experienced a significant economic downturn. Due to this downturn we have closed and restructured numerous plants and the cost structure had to be reduced in light of the market’s decreased demands. To compound the negative impact of such downturn, the U.S. dollar weakened during the second half of 2003. This weakening caused the cost of certain local currencies (primarily the Canadian dollar and the Euro) to increase. As our costs are primarily denominated in local currencies and the related sales are primarily denominated in U.S. dollars, our cash flows have been negatively impacted.

       During the quarter ended June 30, 2003, an impairment charge of $6.6 million was recorded to write down the assets held for sale related to the Richmond, Virginia printed circuit board fabrication facility, to an offer price received by us for the property by a third party. This transaction ultimately failed to close. We continue to actively market this property.

       During the quarter ended September 30, 2003, in connection with the closure of the Granby, Quebec printed circuit board fabrication facility in 2002, we also recorded an asset impairment charge of $0.4 million to write down to fair value the assets being held for sale related to the operation. We are actively marketing this property.

       During our 2004 budgeting process conducted in the quarter ended December 31, 2003, we concluded that the cash flows at Echt, the Netherlands and Montreal, Quebec would be impacted beyond the near term. In addition, due to business conditions at our Milwaukee, Wisconsin facility, we expect such facility to fail to generate meaningful, if any, cash flow in the foreseeable future.

       As these facilities are strategic to our overall business plan, it is not economically feasible to downsize or close these facilities. Therefore, the expected future cash flows of the facilities were reviewed under the provisions of SFAS No. 144 resulting in an impairment charge under the pronouncement.

       In connection with our future cash flow analysis of SFAS No. 144, it was determined that the fixed asset groupings at Echt, Montreal, and Milwaukee were impaired. We utilized recent auction prices or appraisals for similar equipment and buildings as a basis for the fair value of the individual pieces of equipment and buildings at Echt, Montreal, and Milwaukee which were written down by $29.1 million, $12.3 million and $8.6 million, respectively.

      Identifiable Intangibles

       In connection with our annual impairment testing required by SFAS No. 142, impairment was recognized on our intangible assets. When we acquired Echt and Montreal, the excess purchase price was allocated to goodwill, developed technologies and assembled workforce. Due to rapid technological changes as well as strategic decisions to migrate from western world manufacturing facilities to China-based manufacturing facilities, it became apparent that the remaining developed technologies balances, of $4.4 million for Montreal and $3.4 million for Echt, were impaired and should be written off.

       As part of acquiring numerous printed circuit board assembly facilities, we were required to buy a license from the Lemelson Medical, Education & Research Foundation, Limited Partnership which is required in the inspection process of this product. This license was capitalized as an intangible and was being amortized over its life. On January 26, 2004, a U.S. District Court in Las Vegas ruled the 14 patents asserted by the Lemelson Partnership were invalid and unenforceable. Therefore as part of this analysis, we wrote off $1.4 million related to this license. In addition, during the analysis of the fair value of reporting units, $0.2 million of goodwill impairment was recognized on our Milwaukee facility.

       Below are tables summarizing restructuring and impairment accruals and the related activity as of and for the year ended December 31, 2001, 2002 and 2003:

					Cumulative
					Drawdowns
		Year Ended
	Balance	December 31, 2001					Balance
	at				Cash	Non-Cash	at
	12/31/00	Charges	Reversals	Total	Payments	Charges	12/31/01

	(in thousands)
Restructuring Activities:
Personnel and severance	$—	$44,022	$(170)	$43,852	$(36,282)	$—	$7,570
Lease and other contractual commitments	—	18,793	(5,836)	12,957	(5,614)	—	7,343
Other	—	2,965	—	2,965	(2,810)	—	155
Asset impairments	—	221,600	—	221,600	—	(221,600)	—

Total restructuring and impairment charges	$—	$287,380	$(6,006)	$281,374	$(44,706)	$(221,600)	$15,068

					Cumulative
					Drawdowns
		Year Ended
	Balance	December 31, 2002					Balance
	at				Cash	Non-Cash	at
	12/31/01	Charges	Reversals	Total	Payments	Charges	12/31/02

Restructuring Activities:
Personnel and severance	$7,570	$12,751	$(1,293)	$11,458	$(8,568)	$—	$10,460
Lease and other contractual commitments	7,343	11,588	(3,887)	7,701	(3,276)	—	11,768
Other	155	2,361	(1,014)	1,347	(1,021)	—	481
Asset impairments	—	32,191	—	32,191	—	(32,191)	—

Total restructuring and impairment charges	$15,068	$58,891	$(6,194)	$52,697	$(12,865)	$(32,191)	$22,709

					Cumulative
					Drawdowns
		Year Ended
	Balance	December 31, 2003					Balance
	at				Cash	Non-Cash	at
	12/31/02	Charges	Reversals	Total	Payments	Charges	12/31/03

Restructuring Activities:
Personnel and severance	$10,460	$827	$—	$827	$(7,211)	$—	$4,076
Lease and other contractual commitments	11,768	—	—	—	(2,194)	—	9,574
Other	481	—	—	—	(481)	—	—
Asset impairments	—	66,382	—	66,382	—	(66,382)	—

Total restructuring and impairment charges	$22,709	$67,209	$—	$67,209	$(9,886)	$(66,382)	$13,650

       The restructuring and impairment charges were determined based on formal plans approved by our management using the best information available to it at the time. The amounts we may ultimately incur may change as the balance of the plans are executed. Expected cash payout of the accrued expenses is as follows:

Cash
Year Ended December 31,	Payments

(in thousands)
2004	$4,413
2005	3,125
2006	2,050
2007	413
2008	413
Thereafter	3,236

Total	$13,650

Results of Operations

       The following table sets forth statement of operations data expressed as a percentage of net sales for the periods indicated:

				Three
				Months
	Year Ended			Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

Net sales	100%	100%	100%	100%	100%
Operating expenses:
Cost of goods sold, exclusive of items shown separately below	86	81	80	79	80
Selling, general and administrative expenses	8	10	9	10	9
Stock compensation expense	—	—	—	1	—
Depreciation	7	9	9	9	5
Amortization	4	2	—	—	—
Write-off of amounts due from affiliates	12	—	—	—	—
Restructuring and impairment charges	13	6	9	—	—
Losses (gains) on dispositions of assets, net	—	10	—	—	—
Goodwill impairment	10	—	—

Operating (loss)	(40)	(18)	(7)	1	6
Other expenses:
Interest expense, net	8	9	5	5	5
Amortization of deferred financing costs	—	1	—	—	—
Reorganization items:
Reorganization expenses	—	3	7	30	—
Gain from debt forgiveness	—	—	(45)	(191)	—
Other expense, net	—	—	1	—	1

(Loss) income before income taxes	(48)	(31)	25	157	—
Income taxes	—	—	—	—	—

Net (loss) income	(48)%	(31)%	25%	157%	—%

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

       Net sales for the three months ended March 31, 2004 were $226.1 million, representing a $48.3 million, or 27.2%, increase from the same period in 2003. The increase was primarily a result of an overall market recovery and increased market share with select customers. Sale of printed circuit boards increased by approximately $10.2 million, or 10.9%, while sales of wire harnesses and electro-mechanical solutions increased by approximately $38.1 million, or 45.1%.

       Cost of goods sold for the three months ended March 31, 2004 was $180.9 million, or 80.0% of net sales compared to $140.5 million, or 79.0% of net sales, for the three months ended March 31, 2003. Cost of goods sold as a percent of net sales increased as a result of a higher percentage of electro-mechanical solutions sales in 2004, which generally have lower margins than printed circuit board sales.

       Selling, general and administrative expenses increased $2.8 million, from $17.3 million for the three months ended March 31, 2003, to $20.1 million for the three months ended March 31, 2004. These costs increased primarily due to increased sales volume.

       Stock compensation expense (non-cash) decreased $0.1 million from $0.9 million for the three months ended March 31, 2003 to $0.8 million for the three months ended March 31, 2004. The difference in the expense recognized is attributable to forfeitures of options and the time frame in which options vest.

       Depreciation and amortization decreased $4.0 million, from $16.2 million for the three months ended March 31, 2003, to $12.2 million for the three months ended March 31, 2004. These costs decreased due to a reduced fixed asset base as a result of the impairment of property and equipment at our Canadian and European printed circuit board facilities as well as at our North American electro-mechanical solutions facilities. The decreases were further driven by decreases in amortization of intangibles related to prior year impairment of developed technologies at our Canadian and European printed circuit board facilities.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

       Net sales for the year ended December 31, 2003 were $751.5 million, representing a $112.5 million, or 13.0%, decrease from the same period in 2002. The decrease was primarily a result of electro-mechanical solutions facilities we shuttered or disposed of during 2002, as partially offset by increased printed circuit board sales. In 2003, sales of wire harnesses and electro-mechanical solutions decreased by $126.4 million, or 25%, as compared to 2002. Sales of printed circuit boards for 2003 increased by approximately $13.8 million, or 3.8%. Had we excluded the operations that were shuttered or disposed of in 2002, net sales for the year ended December 31, 2002 would have been $710.8 million. Excluding such shuttered or disposed of facilities, our net sales increased for the year ended December 31, 2003 by $40.7 million, or 5.7%.

       Cost of goods sold for the year ended December 31, 2003 was $597.5 million, or 79.5% of net sales, compared to $697.8 million, or 80.8% of net sales, for the year ended December 31, 2002. Cost of goods sold as a percent of net sales decreased primarily as a result of increased printed circuit board sales, which carry a higher gross margin than our other products, as a percent of total sales and cost reduction actions implemented during 2002, partially offset by the approximately $4.0 million and $3.7 million negative effect of the strengthening Canadian dollar and the Euro, respectively. Both the Canadian and European facilities produce printed circuit boards.

       Selling, general and administrative expenses for the year ended December 31, 2003 decreased by $23.9 million, from $88.2 million for the year ended December 31, 2002, to $64.3 million for the same period of 2003. These costs decreased primarily due to the elimination of these expenses in connection with the Plant Rationalizations and additional cost reduction activities implemented during 2002 and 2003. The additional cost reductions primarily related to the elimination of the European electro-mechanical services headquarters in Coventry, United Kingdom.

       Stock compensation expense (non-cash) was incurred in the year ended December 31, 2003 as a result of the termination of our 1997 and 2001 stock option plans and the adoption of our 2003 stock option plan and the grant of certain options under such 2003 stock option plan. Certain options issued under the 2003 stock option plan. Certain options issued under the 2003 stock option plan are treated as “variable” options under the provision of FIN No. 44, Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25.

       Depreciation and amortization decreased $21.5 million, from $90.6 million for the year ended December 31, 2002, to $69.1 million for the same period of 2003, primarily due to the intangibles and fixed assets disposed of or written off in connection with the Plant Rationalizations.

       Interest expense decreased $44.8 million, from $81.9 million for the year ended December 31, 2002, to $37.1 million for the same period of 2003, due to lower overall debt balances as a result of the effects of the Reorganization.

       Amortization of deferred financing costs decreased $4.9 million for the year ended December 31, 2003, compared to the same period in 2002. On January 31, 2003, in connection with the consummation of the Reorganization, we wrote off the deferred financing fees related to debt which was cancelled or exchanged.

       Other expense (income) changed by $7.7 million, from income of $0.9 million for the year ended December 31, 2002, to expense of $6.8 million for the same period in 2003. The change was primarily due to a $7.7 million expense incurred in connection with a contract settlement with one of our customers related to one of the facilities we closed as part of the Plant Rationalizations.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

       Net sales for the year ended December 31, 2002 were $864.0 million, representing a $342.5 million, or 28.4%, decrease from the same period in 2001. Sales of printed circuit boards decreased by approximately $121.1 million, or 25.2%, and sales of wire harnesses and electro-mechanical solutions decreased by $221.4 million, or 30.5%. The sales of printed circuit boards decreased due to the continued market downturn partially offset by market share gains in the automotive market. Sales of wire harnesses and electro-mechanical solutions were also adversely impacted by the market downturn, which was partially offset by market share gains in the consumer market.

       Cost of goods sold for the year ended December 31, 2002 was $697.8 million, or 80.8% of net sales, compared to $993.6 million, or 82.4% of net sales (excluding one-time write-offs of inventory totaling $49.3 million related to operational restructurings implemented in 2001), for the year ended December 31, 2001. Cost of goods sold as a percent of net sales decreased as a result of an increase in printed circuit board sales, which carry a higher gross margin than our other products, as a percent of total sales and cost reductions realized during 2002, partially offset by lower absorption of our fixed overhead cost in our facilities throughout North America and Europe due to lower demand from our key telecommunication and networking customers. In 2001, we wrote off inventory resulting in a $49.3 million charge to cost of goods sold. With respect to the inventory written-off, during 2001 we disposed of $39.1 million of the inventory and sold $1.0 million of the inventory, and reversed the write-off with respect to such sold inventory, resulting in a remaining balance of $9.2 million at December 31, 2001. We disposed of the remaining obsolete inventory during fiscal year 2002.

       Selling, general and administrative expenses for the year ended December 31, 2002 of $88.2 million decreased by $8.6 million versus the comparable period in 2001. These costs decreased primarily due to cost reduction and restructuring activities implemented during 2001 and 2002.

       Depreciation and amortization decreased $35.7 million, from $126.3 million for the year ended December 31, 2001, to $90.6 million for the same period of 2002, primarily due to the implementation of SFAS No. 142, whereby, effective January 1, 2002, goodwill and indefinite lived intangibles are no longer amortized and due to the fixed assets disposed of in connection with the 2001 and 2002 restructuring and impairment activity.

       Interest expense decreased $15.3 million, from $97.2 million for the year ended December 31, 2001, to $81.9 million for the same period of 2002. The decrease in interest expense was primarily due to the fact that on October 1, 2002 we and Viasystems, Inc. each filed, together with a prepackaged plan of reorganization, a voluntary petition for relief under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. As of that date, we stopped accruing interest on the pre-petition senior subordinated notes.

       During the year ended December 31, 2002, Viasystems, Inc. incurred reorganization expenses totaling $22.5 million primarily related to professional and bank fees and expenses related to an issuance of a promissory note by Viasystems, Inc. to the Secretary of State for Trade and Industry of the United Kingdom.

       On March 29, 2000, we sold to European PCB Group (Cayman Islands), Ltd. all the capital stock of certain businesses in Europe. As a result and at such time, European PCB Group consisted primarily of the operations formerly conducted by Forward Group Plc, Zincocelere S.p.A, Interconnection Systems (Holdings) Limited and the printed circuit board production facility of Ericsson Telecom AB. In consideration for the sale, European PCB Group delivered subordinated notes payable to us for $124.5 million in the aggregate, which were classified as a component of stockholders’ equity. The European PCB Group subordinated notes each had a 10-year term and bore interest at a rate of 9% per annum, payable in kind by the issuance of additional notes.

       During the quarter ended September 30, 2001, European PCB Group disposed of the operations formerly conducted by Forward Group Plc and the printed circuit board production facility of Ericsson Telecom AB. In addition, in September 2001, an administrative receiver was appointed in respect of European PCB Group’s Interconnection Systems (Holdings) Limited business. In October 2002, the business formerly conducted by Zincocelere S.p.A. was sold to a newly formed entity for nominal consideration. Accordingly, we compared the carrying amount of all current amounts due from European PCB Group, including the European PCB Group subordinated notes to their undiscounted expected future cash flows. We concluded that amounts due from European PCB Group were impaired. As a result, we recorded a charge for the quarter ended September 30, 2001, totaling $144.1 million to reflect the write-off of such amounts. This charge consisted of $127.6 million related to the European PCB Group subordinated notes and $16.5 million related to trade receivables. European PCB Group has no material assets and is in the process of liquidation.

       Amortization of deferred financing costs increased $1.0 million from $4.0 million for the year ended December 31, 2001, to $5.0 million for the same period in 2002 due to amortization of deferred financing fees related to amendments to Viasystems, Inc.’s senior credit facility during 2002.

       Other expense (income) changed by $1.8 million, from expense of $0.9 million for the year ended December 31, 2001, to income of $0.9 million for the same period in 2002. The decrease primarily related to foreign currency transaction gains recognized during the year ended December 31, 2002.

Cash Flow

       Net cash used in operating activities was $4.5 million for the three months ended March 31, 2004 and was substantially unchanged compared to the three months ended March 31, 2003.

       Net cash used in investing activities was $10.6 million for the three months ended March 31, 2004, compared to $8.4 million for the three months ended March 31, 2003. The net cash used in investing activities for the three months ended March 31, 2004 related to capital expenditures of $10.6 million. The cash used in investing activities for the three months ended March 31, 2003 related to capital expenditures of $8.4 million.

       Net cash used in financing activities was $0.4 million for the three months ended March 31, 2004 compared to $7.4 million for the same period in 2003. The net cash used in financing activities for the three months ended March 31, 2004 related principally to the payment of expenses related to our senior subordinated debt offering that closed in December 2003. The net cash used in financing activities for the three months ended March 31, 2003 related principally to payments of term loans under our senior secured credit facility.

       Net cash provided by operating activities was $49.9 million for the year ended December 31, 2003, compared to $8.8 million for the same period in 2002. The increase in cash provided by operating activities relates primarily to reduced interest payments resulting from the effects of the Reorganization.

       Net cash used in investing activities was $47.0 million for the year ended December 31, 2003, compared to $23.8 million for the year ended December 31, 2002. The net cash used in investing activities for the year ended December 31, 2003 related primarily to capital expenditures. The net cash used in investing activities for the year ended December 31, 2002 related to capital expenditures of $29.7 million, offset by $5.9 million of cash received from the sale of businesses.

       Net cash used in financing activities was $15.0 million for the year ended December 31, 2003, compared to net cash provided by financing activities of $66.9 million for the same period in 2002. The net cash used in financing activities for the year ended December 31, 2003 related principally to repayments under the senior credit facility, offset by the proceeds from Viasystems, Inc.’s senior subordinated notes offering. The net cash provided by financing activities for the year ended December 31, 2002 related principally to borrowings of revolving loans under the senior credit facility partially offset by financing fees of $3.2 million paid related to the amendments to our senior credit facility.

Financing Arrangements

       Concurrently with the consummation of the Reorganization in January 2003, Viasystems, Inc. entered into our current credit agreement among JPMorgan Chase Bank, as administrative agent, and the several banks and financial institutions party thereto, which provided for a senior credit facility consisting of a $69.4 million three-and-one-half year amortizing term A loan, a $378.5 million five-and-one-half year amortizing term B loan and a five-year revolving credit facility in an amount of $51.3 million (including, as a sub-facility of the revolving credit facility, a $15.0 million letter of credit facility).

       In December 2003 Viasystems, Inc. issued $200 million of 10.5% senior subordinated notes due 2011, the proceeds of which were applied to the repayment of approximately $190 million of indebtedness under our current senior credit facility, which allowed us to extend the maturity of such indebtedness. See “Description of Indebtedness — Senior Subordinated Notes.”

       As of March 31, 2004, $242.4 million of indebtedness was outstanding under our current senior credit facility and $200 million of senior subordinated notes were outstanding. A portion of the proceeds from this offering will be used to redeem $70 million principal amount of the senior subordinated notes. A portion of the deferred financing fees that were capitalized in conjunction with the senior notes offering will be written off as a result of the redemption. Had this offering and the redemption been completed at March 31, 2004, we would have recorded an intangible asset write-off of $3.1 million.

       Concurrently with the consummation of this offering, Viasystems, Inc. expects to enter into a new credit agreement among JPMorgan Chase Bank, as administrative agent, and the several banks and financial institutions party thereto, the proceeds of which will be applied in part to the refinancing of the current senior credit facility. We expect the new senior credit facility to consist of a $210.0 million seven-year amortizing term B loan and a six-year revolving credit facility in an amount of $45.0 million (including, as a sub-facility of the revolving credit facility, a $15.0 million letter of credit facility). See “Description of Indebtedness — Senior Credit Facility.”

       Our current senior credit facility contains material financial covenants based on “Consolidated EBITDA”, which we refer to herein as Adjusted EBITDA. These financial covenants require us to comply with certain ratios calculated using Adjusted EBITDA. In particular, these financial covenants currently require us not to:

•	exceed a maximum leverage ratio based on Adjusted EBITDA; and

•	fall below a minimum interest coverage ratio based on Adjusted EBITDA.

       Our leverage ratio and interest coverage ratio are calculated each fiscal quarter based on the latest twelve month financial data. We expect our new senior credit facility to contain comparable financial covenants. The current senior credit facility is, and the new facility will be, a material component of our capitalization.

       The calculated ratios for the twelve months ended March 31, 2004 were as follows (dollars in thousands):

		Twelve Months
		Ended
		March 31,
		2004

	Leverage Ratio (Maximum Request at March 31, 2004 6.4x):
	Consolidated Total Debt (as defined in the senior credit facility)(a)/	$395,036
	Adjusted EBITDA(b)	÷ $ 97,814

		=4.04	x
	Interest Coverage Ratio (Minimum Request at March 31, 2004 1.85x):
	Adjusted EBITDA(b)/	$ 97,814
	Consolidated cash interest expense (as described in the senior credit facility)(c)	÷ $ 31,214

		=3.13	x

(a)	Long-term debt, including current maturities	$456,529
	Less: Other promissory notes	12,853
	Less: Cash	48,640

	Consolidated Total Debt	$395,036

(b)	The term “Consolidated EBITDA” is a defined term in our senior credit facility, filed as an exhibit to the registration statement of which this prospectus is a part. Adjusted EBITDA is calculated by adding to EBITDA certain items of income and expense as described below.

	Amounts required to be added back to EBITDA to arrive at Adjusted EBITDA, as defined, for the latest twelve month period presented above include: (1) franchise tax expense; (2) non-cash charges; (3) restructuring and impairment charges; and (4) deferred management fees.

(c)	Interest expense	$39,782
	Less: Other promissory notes interest	395
	Less: Discount and dividends on preferred stock	8,173

	Consolidated cash interest expense	$31,214

       We believe our results of operations will be sufficient to satisfy the terms and conditions of the new senior credit facility for the next two years. If our Adjusted EBITDA were to decline below certain levels, however, the failure to satisfy the requirements of the covenants in our senior credit facility that are based on Adjusted EBITDA could result in an event of default under the senior credit facility and the acceleration of the indebtedness thereunder. Our ability to satisfy the terms and conditions will depend on the demand for our products, as well as general economic, financial, competitive and other factors, many of which are beyond our control.

       The following is a reconciliation of Adjusted EBITDA to net income for the twelve months ended March 31, 2004:

Twelve Months
Ended
March 31,
2004

(in thousands)
Net income	$(89,377)
Interest expense, net	39,782
Taxes	—
Depreciation	62,382
Amortization	3,037

EBITDA	15,824
Franchise tax expense	434
Restructuring and impairment charges	68,619
Losses on dispositions of assets, net	631
Other(a)	12,306

Adjusted EBITDA	$97,814

(a)	Represents $1.0 million of currency translation charges related to our promissory note with the Secretary of State for Trade and Industry of the United Kingdom, a cash charge of $7.6 million relating to the contract settlement with one of our customers in respect of one of the facilities as part of the plant rationalization, $1.3 million relating to stock compensation expense, $0.5 million relating to disposal of equipment, $1.5 million related to the monitoring and oversight agreement, and $0.4 million of other non-cash charges.

Liquidity and Capital Resources

       We are a holding company and have no significant assets other than the capital stock of Viasystems, Inc., and therefore, we rely on the dividends and distributions from Viasystems, Inc. as our sole source of cash. Our right to participate in dividends or other distributions from Viasystems, Inc. is subject to restrictions imposed by the terms of Viasystems, Inc.’s senior credit facility and senior subordinated notes, as well as the prior rights of Viasystems, Inc.’s creditors and other statutory restrictions.

       We emerged from bankruptcy on January 31, 2003. As a result, approximately $716.6 million of previously outstanding indebtedness was cancelled. Other than Viasystems, Inc., our subsidiaries were not part of the Reorganization. We had cash and cash equivalents of $48.6 million at March 31, 2004. There was no outstanding balance under Viasystems, Inc.’s revolving credit facility at March 31, 2004.

       We anticipate making capital expenditures of approximately $100 million in 2004, of which approximately $80 million will be used for capital expenditures in China. In 2004, we anticipate making approximately $27 million of capital expenditures related to facility maintenance with the balance utilized primarily for capacity expansion and technology enhancements. We believe that cash flow from operations, available borrowings under our senior credit facility and the $50 million of proceeds from this offering will be sufficient to fund these capital expenditures. Our ability to meet those needs from cash provided by operating activities, however, will depend on the demand for our products and services, as well as general economic, financial, competitive and other factors, many of which are beyond our control.

       We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available under Viasystems, Inc.’s new senior credit facility in an amount sufficient to enable it to pay its indebtedness, including the senior subordinated notes, or to fund other liquidity needs. We may need to refinance all or a portion of this indebtedness, including the senior subordinated notes, on or before their maturity. We cannot assure you that we will be able to refinance any of this indebtedness, including the senior credit facility and the senior subordinated notes, on commercially reasonable terms or at all. See “Risk Factors — Risks Related to Our Business — We recently emerged from a chapter 11 bankruptcy reorganization, have a history of losses and may not become profitable” and “— Risks Related to Our Business — We have a substantial amount of debt and may be unable to service or refinance this debt, which could have negative consequences on our business in the future.” The following table provides (prior to giving effect to the offering) our consolidated debt and our capital and operating lease payments as of December 31, 2003.

		Less			More
		Than	1 - 3	4 - 5	Than
Contractual Obligation	Total	1 Year	Years	Years	5 Years

	(in millions)
Senior credit facility(1)	$242.4	$—	$—	$242.4	$—
Senior subordinated notes(2)	200.0	—	—	—	200.0
Other promissory notes	12.5	—	—	—	12.5
Capital lease and government grant	1.3	0.9	0.3	0.1	—
Operating leases	19.7	4.4	6.4	4.6	4.3

Total contractual obligations	$475.9	$5.3	$6.7	$247.1	$216.8

(1)	After giving effect to this offering and the refinancing of our current senior credit facility, total senior credit facility indebtedness outstanding will be $210.0 million, with $ million, $ million and $ million due in years 1-3, years 4-5 and more than 5 years, respectively.

(2)	After giving effect to this offering, the aggregate principal amount of senior subordinated notes outstanding will be $130.0 million due in more than 5 years.

In addition, we had stand-by letters of credit of $1.3 million outstanding at December 31, 2003.

Net Operating Losses

       For United States federal income tax purposes we had net operating loss carryforwards, or NOLs, amounting to approximately $769.6 million as of March 31, 2004. These NOLs have been reduced by approximately $95.9 million to reflect the offset against the NOLs of cancellation of indebtedness income we recognized as a result of open market purchases of an aggregate principal amount of $171.1 million of our indebtedness at a discount during 2002 by Hicks Muse. Additionally, these NOLs have been reduced by $215.8 million to reflect cancellation of indebtedness income recognized as a result of the Reorganization.

       These NOLs expire in 2018 through 2021 if not utilized before then to offset taxable income. Section 382 of the Internal Revenue Code of 1986, as amended, and regulations issued thereunder impose limitations on the ability of corporations to use NOLs if the corporation experiences an “ownership change” during certain periods. We believe an ownership change for purposes of Section 382 occurred in January 2003 in connection with the Reorganization. As a consequence, the utilization of our NOLs is limited pursuant to Section 382 to approximately $19.7 million per year (except to the extent we recognize certain gain built in at the time of the ownership change), with any unused portion carried over to succeeding years. Further changes in ownership in future periods could, in combination with this offering and other events, result in an ownership change, which could substantially restrict our ability to utilize our tax net operating loss carryforwards, including even tax losses recognized after January 2003 and prior to such subsequent ownership change. There can be no assurances that such an ownership change will not occur in the future. In addition, as of December 31, 2003 we had NOLs of $41.7 million in Hong Kong, $13.4 million in the United Kingdom, $78.6 million in Luxembourg, $76.0 million in Canada and $62.9 million in the Netherlands. These NOLs carry forward indefinitely, other than the Canadian NOLs which expire in 2007 through 2010.

Backlog

       We estimate that our backlog of unfilled orders on March 31, 2003 and on March 31, 2004 was approximately $130.1 million and $198.4 million, respectively. The increase in backlog from March 31, 2003 was primarily due to increased customer demand primarily at our Chinese printed circuit board facilities and our Americas wire harness business. Because unfilled orders may be cancelled prior to delivery, the backlog outstanding at any point in time is not necessarily indicative of the level of business to be expected in the ensuing period.

Recently Adopted Accounting Pronouncements

       In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations, to be effective for all fiscal years beginning after June 15, 2002, with early adoption permitted. SFAS No. 143 provides for the fair value of a liability for an asset retirement obligation covered under the scope of SFAS No. 143 to be recognized in the period in which the liability is incurred, with an offsetting increase in the carrying amount of the related long-lived asset. Over time, the liability would be accreted to its present value, and the capitalized cost would be depreciated over the useful life of the related asset. Upon settlement of the liability, an entity would either settle the obligation for its recorded amount or incur a gain or loss upon settlement. The adoption of SFAS No. 143 did not have a material impact on our results of operations or financial position.

       In April 2002, the FASB issued SFAS No. 145, Gain or Loss on Early Extinguishment of Debt, to be effective for fiscal years beginning after May 15, 2002, with immediate effectiveness for certain transactions occurring after May 15, 2002, with overall early adoption permitted. SFAS No. 145 among other things, eliminated the prior requirement that all gains and losses from the early extinguishment of debt be classified as an extraordinary item. Upon adoption of SFAS No. 145, gains and losses from the early extinguishment of debt are now classified as an extraordinary item only if they meet the “unusual and infrequent” criteria contained in Accounting Principles Bulletin (APB) No. 30. In addition, upon adoption of SFAS No. 145, all gains and losses from the early extinguishment of debt that had been classified as an extraordinary item are to be reassessed to determine if they would have met the “unusual and infrequent” criteria of APB No. 30; any such gain or loss that would not have met the APB No. 30 criteria are retroactively reclassified and reported as a component of income before extraordinary item. As required by SFAS No. 145, we recorded a gain of $0.7 million on early extinguishment of capital leases related to the closure of our San Jose, California facilities. The gain was recorded in other expense, net for the three months ended September 30, 2002. Also, the loss on early extinguishment of debt recorded in 2000 was reclassified from an extraordinary item to a component of other expense in the consolidated statements of operations.

       In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, to be effective for exit or disposal activities initiated after December 15, 2002 with early adoption encouraged. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. This Statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. This Statement does not apply to costs associated with the retirement of a long-

lived asset covered by SFAS No. 143. The adoption of SFAS No. 146 did not have a material impact on our financial position or results of operations.

       In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 became effective for us in fiscal year 2003 and is effective for interim periods in fiscal year 2004.

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as temporary equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption, transition shall be achieved by reporting the cumulative effect of a change in accounting principle by initially measuring the financial instruments at fair value or other measurement attribute required by SFAS No. 150. On November 5, 2003, the FASB deferred the provisions of SFAS No. 150 as they apply to certain mandatorily redeemable non-controlling interests. Instruments with characteristics of both liabilities and equity not addressed in SFAS No. 150 may be addressed in Phase 2 of the FASB’s Liabilities and Equity project. Adoption of SFAS No. 150 resulted in us classifying $89.6 million of preferred stock as a liability as opposed to equity.

       In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are applicable for financial statements of interim periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on our results of operations or financial position.

       In May 2003, the EITF released Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple generating activities. Specifically, EITF No. 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. It also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF No. 00-21 applies to all deliverables within contractually binding arrangements in all industries under which a vendor will perform multiple revenue-generating activities, with some exceptions noted. EITF No. 00-21 is effective for revenue generating arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The adoption of EITF No. 00-21 did not have a material impact on our financial position or results of operations.

Recently Issued Accounting Pronouncements

       In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the variable interest entity in its financial statements. This interpretation applies immediately to variable interest entities that are created, or for which control is obtained after, January 31, 2003.

       In December 2003, the FASB published a revision to FIN No. 46 to clarify some of the provisions and to exempt certain entities from its requirements. Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied FIN No. 46 prior to issuance of the revised interpretation. Otherwise, application of Interpretation No. 46R (FIN No. 46R) is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than business issuers, for all other types of variable interest entities other than special purpose entities is required in financial statements for periods ending after March 15, 2004.

       We do not have interests in structures commonly referred to as special purpose entities. We will apply FIN No. 46R beginning with the fourth fiscal quarter of 2004. Adoption of FIN No. 46R is currently not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

       In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends SFAS No. 133 by requiring that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003 and must be applied prospectively. We do not expect the adoption of SFAS No. 149 to have a material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

       At March 31, 2004, approximately $242.4 million of our long-term debt, specifically borrowings outstanding under Viasystems, Inc.’s current senior credit facility, bore interest at variable rates. Accordingly, our earnings and cash flow are affected by changes in interest rates. Assuming the current level of borrowings at variable rates and assuming a two-percentage point increase in the average interest rate under these borrowings, it is estimated that our interest expense for the three months ended March 31, 2004 would have increased by approximately $1.2 million. On a pro forma basis after giving effect to this offering, a two-percentage point increase in the average interest rate under these borrowings would increase interest expense by approximately $1.0 million for the three months ended March 31, 2004. In the event of an adverse change in interest rates, management would likely take actions that would mitigate our exposure to interest rate risk; however, due to the uncertainty of the actions that would be taken and their possible effects, this analysis assumes no such action. Further, this analysis does not consider the effects of the change in the level of overall economic activity that could exist in such an environment.

Foreign Currency Risk

       We conduct our business in various regions of the world, and export and import products to and from several countries. Our operations may, therefore, be subject to volatility because of currency fluctuations. Sales and expenses are frequently denominated in local currencies, and results of operations may be affected adversely as currency fluctuations affect our product prices and operating costs or those of our competitors. From time to time, we enter into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations. We do not engage in hedging transactions for speculative investment reasons. Our hedging operations historically have not been material and gains or losses from these operations have not been material to our cash flows, financial position or results from operations. There can be no assurance that our hedging instruments will eliminate or substantially reduce risks associated with fluctuating currencies. At March 31, 2004 there were foreign currency hedge instruments outstanding for the Mexican Peso, Canadian Dollar and Euro.

BUSINESS

Our Company

       We are a leading worldwide provider of complex multi-layer printed circuit boards, wire harnesses and electro-mechanical solutions. Our products are used in a wide range of applications, including automotive dash panels and control modules, major household appliances, data networking equipment, telecommunications switching equipment and complex medical and technical instruments. We have 15 facilities in five countries around the world, which are strategically located to maximize the benefits delivered to our customers and to optimize our operations. Our facilities in North America and Europe offer technologically advanced products and services, while our facilities in China and Mexico offer high-quality, high-volume production at low costs. We employ best practices among our globally integrated facilities to actively migrate technology from North America and Europe to China and Mexico. Approximately 92% of our employees are located in six facilities in China and four facilities in Mexico.

       We are a supplier to over 200 original equipment manufacturers, or OEMs, in numerous end markets, including industry leaders Alcatel SA, Bosch Group, Cisco Systems, Inc., Delphi Corp., Electrolux AB, General Electric Company, Huawei Technologies, Lucent Technologies, Inc., Maytag Corporation, Siemens AG, Sun Microsystems, Inc. and Whirlpool Corporation. We are also a supplier to electronic manufacturing services, or EMS, providers and have developed strategic alliances with leaders such as Celestica, Inc. and Solectron Corporation to supply them with our products.

       Since 2001, we have streamlined our business to focus on printed circuit boards, wire harnesses and electro-mechanical solutions, and we have significantly diversified our end markets and customer base. For the year ended December 31, 2003, we generated total net sales of $751.5 million, which were distributed among the following industries: consumer (32.2%), automotive (24.2%), telecommunications (19.7%), computer/data communications (14.1%) and industrial/instrumentation (9.8%). Of these sales, $373.3 million, or 49.7% of the total, came from the fabrication of printed circuit boards, $288.0 million of which were produced in China. The remaining $378.2 million, or 50.3% of net sales, were generated from our wire harness and electro-mechanical solutions businesses, $305.3 million of which were attributed to production in China and Mexico.

       We believe that a key driver for our business will be the expected growth in the global printed circuit board market, particularly in China. Prismark Partners LLC estimates that global demand for printed circuit boards will grow at approximately 6% annually through 2005. Production output in China, where we believe we are currently the largest manufacturer of printed circuit boards, is expected to grow at an annual rate of 20% through 2006, according to N.T. Information Ltd. Our China operations currently produce 24-layer printed circuit boards in volume and have the capability to produce printed circuit boards up to 36 layers. We will use approximately $50 million of the proceeds from this offering to expand our printed circuit board capacity and capabilities in China. Additional production equipment will be installed in our existing facilities to meet our customers’ need for higher layer count printed circuit boards.

       Our printed circuit board facilities in Canada and Europe, which we believe are among the technology leaders in their respective markets, have the ability to produce highly complex printed circuit boards up to 62 layers. Our installed base of available capacity at these facilities positions us to benefit from increasing demand for complex printed circuit boards at low-to-mid-level production volumes in Canada and Europe. In addition, we believe we are the industry leader in migrating technologically complex printed circuit boards and advanced manufacturing processes from the western world to high-volume production in China.

       Our business should also benefit from the continued growth of the wire harness industry. We believe we are the leading supplier of wire harnesses and cable assemblies to North American manufacturers of major appliances, with an estimated 57% market share, and one of the largest manufacturers of these products in the world. According to the Association of Home

Appliance Manufacturers, for the period from 1982 through 2002, North American production of major appliances grew at an annualized rate of 4.4%. In order to leverage our North American leadership position and participate in the growth of the production of major appliances in China, we recently opened a wire harness operation on one of our Chinese manufacturing campuses. This facility in China should position us to participate in the growth of the Chinese appliance industry and the ongoing migration of wire harness production from North America to Asia.

       We target the sale of electro-mechanical solutions to our strategic printed circuit board and wire harness customers as well as to our OEM customers based in China. Our broad offering of electro-mechanical solutions includes custom and standard metal enclosures, backpanel assembly, printed circuit board assembly and final system assembly and testing. These products and services generally are bundled with either our printed circuit boards and/or wire harnesses to provide an integrated solution. Our electro-mechanical solutions are provided from three facilities in China and one each in Mexico and the United States. The demand for electro-mechanical solutions in our target market, China, is expected to grow at a 30% annual rate through 2006, according to iSuppli Corporation.

       Viasystems was formed in 1996 to create a preferred global manufacturing provider of printed circuit boards and backpanels. Subsequently, we broadened our focus to become a full-solution provider of electronics manufacturing services both through acquisitions, including acquisitions from OEMs of outsourced manufacturing operations, and the establishment of new facilities. In 2000, in connection with our initial public offering of our common stock, we acquired our wire harness manufacturing business from International Wire Group, Inc., an affiliated company, and transferred nine of our European printed circuit board manufacturing facilities to our original stockholders, all with a view to further position Viasystems as a full-solution provider of electronics manufacturing services. Thereafter, we continued to grow our electronics manufacturing services operations through acquisitions and newly established facilities. During 2001 and continuing in 2002, however, we experienced financial difficulties due primarily to the dramatic downturn in the telecommunications and networking industry. In response to the downturn and in an effort to remain competitive and reduce costs, we closed or consolidated a number of our facilities in the United States, Puerto Rico and Europe, which primarily served our customers in the telecommunications industry. Management’s decision to close these facilities was based on a severe decline in sales volumes to such customers which had resulted in a cost structure that rendered these facilities uneconomic in the face of overcapacity throughout the western world electronics manufacturing services industry. In addition to these efforts, management sought to stabilize sales and reduce our reliance on the telecommunications industry by diversifying our customer base and further emphasized our expansion of our manufacturing operations in China and Mexico. In January 2003, we completed the Reorganization, which improved our asset base by eliminating from our balance sheet underperforming and redundant assets as well as claims against predecessor companies. The Reorganization also reduced our debt by approximately $716.6 million. The corresponding reduction in annual interest expense of approximately $72.1 million has enhanced our profitability and increased operating flexibility by increasing the portion of internally generated cash available for use for capital expenditures and working capital needs.

Our Industry

Printed Circuit Boards

       Printed circuit boards serve as the foundation for almost all electronic equipment, providing the circuitry and mounting surfaces necessary to interconnect discrete electronic components, including integrated circuits, capacitors and resistors. A printed circuit board consists of a pattern of electrical circuitry etched from copper and laminated to a board made of insulating material, thereby providing an electrical interconnection between the components mounted onto it. According to Prismark Partners LLC, the global market for printed circuit boards was approximately $30 billion in 2003, down from approximately $41 billion in 2000. Prismark Partners LLC estimates that from 1986 to 2000, the global market for printed circuit boards grew at an annual compound rate of 7% and that it is now expected to grow at approximately 6% annually through 2005. In addition, N.T. Information Ltd. expects China’s printed circuit board manufacturing output to increase at an average annual rate of 20% through 2006.

Wire Harnesses and Cable Assemblies

       Wire harnesses are used in major appliances to connect motors, pumps, switches and other control devices to a central point at which power is delivered. Our management estimates that the global market for major appliance wire harnesses in 2001 totaled approximately $2 billion, of which North America represented approximately $350 million. The North American and European major appliance industries are distinguished from their global peers by a higher degree of product complexity and a broader array of features and designs, increasing the complexity of wire harnesses used in the North American and European markets. Sales of wire harnesses in North America are proportionate to the sales of major appliances. The Association of Home Appliance Manufacturers reports that North American production of major appliances grew at an annualized rate of 4.4% from 1982 through 2002.

Electro-Mechanical Solutions

       Companies that provide electro-mechanical solutions offer a wide variety of products and services, such as standard and custom metal enclosures, backpanel assemblies, printed circuit board assemblies and full system assembly and testing. Manufacturing Market Insider estimates that the global EMS industry, which includes electro-mechanical solutions as one of its segments, will experience annualized organic growth at a rate of 10% through 2007. According to iSuppli Corporation, the demand for electro-mechanical solutions in China is expected to grow at a 30% annual rate through 2006.

Industry Trends

       We believe there are a number of important industry trends that have benefited us in the past and will continue to benefit us in the future. These trends include:

Manufacturing Migration to China

       China has emerged as an increasingly important presence in global electronics manufacturing. China’s combination of technological advancements, product quality, low labor costs, domestic market growth and favorable export policies has attracted significant foreign capital investment. OEM customers and their major EMS providers are driving the expansion of the electronics supply chain in China.

•	Printed Circuit Boards. According to Prismark Partners LLC, since its peak in 2000, global printed circuit board capacity has decreased by more than 25% in North America and 28% in Europe. We believe these capacity eliminations are in large part permanent, primarily because many western world producers had uncompetitive cost structures relative to China and/or lacked the expertise to compete with technology leaders in North America and Europe. Although western markets have contracted, N.T. Information Ltd. reports that printed circuit board production in China increased by 53%, from $3.6 billion in 2001 to $5.5 billion in 2003, and is expected to increase at an average annual rate of 20% through 2006.

•	Wire Harness. Just as the North American major appliance OEMs initiated a move to Mexico in the 1990s to source low-cost wire harnesses, a second migration to Asia has begun. We expect this migration to continue as North American wire harness suppliers expand into China to maintain current business and to seek a share of the growing appliance industry in the domestic Chinese market.

Growth in China’s High Technology Printed Circuit Board Manufacturing Industry

       PCI Quarterly Report estimates that global production of printed circuit boards with layer counts of 14 and above will increase at an annualized rate of 10% from 2003 through 2007. According to PCI Quarterly Report, China is the fastest growing producer of high technology printed circuit boards and Chinese manufacturers in this 14-layer and above segment of the printed circuit board market are expected to see their production increase at an annualized rate of 55%, while U.S.-based producers are forecasted to achieve a 5% annualized increase. From 2003 to 2007, PCI Quarterly Report forecasts that Chinese producers’ share of the global high technology printed circuit board marketplace will increase from 3% to 16%, while U.S. producer market share will decrease from 70% to 59%.

Increasing Requirement for Global Capabilities

       We believe numerous OEMs are focused on expanding their business operations globally to capitalize on geographic markets that are experiencing high rates of growth and/or have low production costs. As a result, OEMs are requiring suppliers to operate in these new markets to maintain the existing relationship and obtain new business. We believe OEMs favor suppliers that can leverage globally integrated facilities and capabilities to deliver low-cost, high-quality products worldwide. At the same time, OEMs are reducing the number of printed circuit board suppliers on which they rely, presenting a business opportunity for those companies that can meet their global requirements.

Improving Global Printed Circuit Board Market Conditions

       Since mid-2003, demand for printed circuit boards across a wide range of industries has increased substantially, resulting in above-parity book-to-bill ratios, increased lead times, and higher rates of capacity utilization. The book-to-bill ratio for the North American printed circuit board industry, which is a proxy for global printed circuit board demand, has been above parity every month since June 2003, according to IPC. Henderson Ventures reports that U.S. industry lead times increased by 54% during 2003 and that U.S. printed circuit board capacity utilization averaged 82% in the fourth quarter of 2003, compared with 63% in the fourth quarter of 2002. Asian printed circuit board capacity utilization was above 90% during the fourth quarter of 2003.

Increasing Complexity and Content of Electronic Equipment

       The increasing complexity of electronic equipment, especially in the networking and telecommunications infrastructure segments, necessitates highly sophisticated printed circuit boards and backplanes that can meet the operating requirements of the new technology. The need for greater signal speed and integrity within the new data architectures requires more complex materials and more exacting specifications than ever before. We believe that only those manufacturers that make the necessary investments in technology and equipment will be able to compete effectively in the market for high-end printed circuit boards and backplanes.

       The increasing electronic content of mainstream products, such as automobiles and household appliances, has also boosted demand for printed circuit boards. For example, automotive manufacturers have increased the electronic content of automobiles in response to mounting regulatory and market pressure to offer increased safety, better fuel economy and lower emissions as well as due to growing demand for optional features such as video display, electronic braking and telematic systems.

Our Competitive Strengths

       We believe that the following factors are instrumental to our success:

Leading Positions in Attractive and Diverse End Markets

       Our competitive position and opportunities for growth are driven by our leadership in attractive end markets. We believe that our strategic decision to reduce our dependence on any one customer or end market should result in more stable operating profitability and cash flow. We capitalize on the following competitive advantages:

•	Product Leadership. We benefit from our strong competitive positions in key market segments and geographic regions. In addition to being the largest manufacturer of printed circuit boards in China, we believe we are the largest supplier of printed circuit boards to the global automotive industry and the largest supplier of wire harnesses to the North American appliance industry. Our scale and product capabilities allow us to realize manufacturing efficiencies and to continually invest in new technologies to meet the increasing demands of our customers.

•	Diverse End-User Markets. For the year ended December 31, 2003, our net sales were generated from the following industries: consumer (32.2%), automotive (24.2%), telecommunications (19.7%), computer/data communications (14.1%) and industrial/instrumentation (9.8%). In 2000 and 2001, 55.7% and 47.6% of our net sales, respectively, were attributed to the telecommunications market. Responding to substantially reduced demand from the telecommunications market beginning in 2000, we targeted a diverse set of markets for our products and services. From 2000 to 2003, we increased our net sales in the automotive, consumer and industrial/instrumentation markets by approximately 25%.

•	Broad Customer Base and Strong Customer Relationships. We have solidified our customer relationships by providing our customers with high-quality products and services from the design phase through volume production. Our end-user diversity results in a balanced customer list, with our five largest customers constituting 44.8% of 2003 net sales and our ten largest customers contributing 72.4% of 2003 net sales. In 2000 and 2001, our largest customer represented approximately 21% of our net sales, while in 2003 our largest customer represented only 12.1% of net sales. We supply over 200 customers, including leading manufacturers of: (1) consumer products, such as Electrolux, General Electric, Maytag and Whirlpool; (2) automotive products, such as Bosch, Delphi and Siemens; (3) telecommunication equipment, such as Alcatel, Cisco, Huawei and Lucent Technologies; (4) computer equipment/ data communication, such as Intel Corporation and Sun; and (5) industrial/instrumentation products, such as Otis Elevator Company (a subsidiary of United Technologies Corporation) and Rockwell Automation, Inc. We also supply printed circuit boards and backpanels to leading EMS providers, such as Celestica and Solectron, for their use in OEM programs.

       Our two largest served end markets, consumer and automotive, have program qualification processes that can extend up to two years. In addition, OEMs in these industries historically have a small base of external suppliers and utilize long-term supply contracts. We believe these factors provide barriers that protect our business from new competitors.

Industry Leading Manufacturing Position in China

       According to Prismark Partners LLC, we are the largest manufacturer and marketer of printed circuit boards in China, with over 2.3 million square feet of manufacturing space and over 12,000 employees. We have held a leading position in the Chinese printed circuit board market since our acquisition of Kalex in 1999. Since 1999, we have invested approximately $120 million in our Chinese facilities to expand our production capacity and enhance our technological capabilities. Our experienced Chinese management and operations teams have successfully increased our outer-layer capacity by 36% and our inner-layer capacity by 71% since 2000. All printed circuit boards are built with a layering method that compresses varying numbers of inner layers between two outer layers. We have grown our inner-layer capacity faster than our outer-layer capacity in order to achieve increases in complexity and average layer count. Our Chinese facilities can produce 24-layer printed circuit boards in volume and printed circuit boards up to 36 layers. We can also produce circuit track widths as narrow as three one-thousandths of an inch as well as large format printed circuit boards in China. Approximately 31% of our 2003 printed circuit board production in China was dedicated to high technology offerings.

       We believe that the development of a greenfield plant in China with comparable capacity and capabilities to our current facilities would take three to four years and require a substantial capital investment to attain volume commercial production. Other barriers to bringing complex printed circuit board fabrication capacity on line in China include assembling an experienced management team, recruiting and housing a workforce that would likely exceed 5,000 employees, and navigating a lengthy qualification process to achieve customer and quality agency approvals. For all these reasons, our existing presence in China is a significant competitive advantage.

       Based on data compiled by The Freedonia Group, our management believes that we are the largest independent manufacturer and marketer of major appliance wire harnesses in the world. We recently established a 40,000 square foot wire harness manufacturing facility with approximately 600 employees in China to continue meeting our customers’ demands for high-quality, low-cost wire harnesses delivered globally. We are also one of the leading providers of electro-mechanical solutions in China, with over 435,000 square feet of manufacturing space and over 1,500 employees at three locations.

Integrated Global Capabilities

       We have 15 manufacturing facilities strategically located in China, Mexico, the Netherlands, Canada and the United States. We sell our products in most leading industrialized countries through our global sales and marketing network. The effectiveness of our strategy is validated by the fact that seven of our ten largest customers in 2003 purchased multiple products and services and/or products and services in multiple manufacturing geographies. The reasons for this include our ability to:

•	meet local design and production requirements of global OEMs;

•	satisfy customer desires to migrate high technology production from western world facilities to high volume facilities in China and Mexico;

•	maintain a sales force close to OEM decision makers;

•	optimize plant production across our global footprint; and

•	maximize our purchasing power for raw materials and components.

       Our production facilities in all regions are integrated so that programs can be launched in North America or Europe and readily expanded to volume production in China and/or Mexico, providing the customer with faster time to market and the opportunity to achieve lower average unit production costs. Our competitive advantage goes beyond unit costs. Our proven commitment to quality and strong program management help to ensure that we satisfy our customers’ delivery and quality requirements. This integrated approach provides a solution that optimizes program profitability for our customers. Our ability to migrate high technology printed circuit boards from the western world to high-volume production in China makes us unique among our global competitors.

Global Technology Leadership

       We believe we are one of the industry leaders in the manufacture of complex multi-layer printed circuit boards and custom-designed backpanel assemblies. From 2001 through 2003, we invested $156 million, including $89.4 million in China, to expand capacity with state-of-the-art equipment and to maintain our technological leadership. We believe our manufacturing facilities and processes are among the most technologically advanced in the industry.

       Our company has various proprietary technologies and process methods important to the development and production of complex printed circuit boards and backpanels. We believe that our facility in the Netherlands is, and will remain, one of the world’s most advanced printed circuit board manufacturing sites, as we continue to make the necessary investments in technology and equipment. High-end printed circuit boards and backpanels are used primarily in the telecommunications and computer equipment/ data communications end markets. As these markets improve, we believe that we have a significant opportunity to capitalize on the expected growth in production volume.

       For our customers’ next generation products, we have the ability to produce printed circuit boards up to 62 layers and circuit track widths as narrow as two one-thousandths of an inch. We currently produce commercial quantities of printed circuit boards up to 48 layers and circuit track widths as narrow as three one-thousandths of an inch.

Leading Customer Qualifications and Quality Standards

       Our quality systems are defect prevention based, customer focused and compliant to international standards. Our commitment to quality is evidenced by recent awards from Intel, Bosch, Siemens and Celestica. All of our facilities are compliant or certified to ISO 9001:2000, which specifies requirements that focus on the effectiveness of the quality management system in meeting customer requirements. In addition to ISO 9001:2000, we have facilities that are certified to ISO 14001:1996, QS 9000, TS9000 and ISO/ TS 16949.

       The attainment of ISO/ TS 16949 status qualifies us to serve the automotive printed circuit board market. This is a highly technical qualification and has been obtained by relatively few global printed circuit board manufacturers that are capable of the production volumes required by the automotive industry.

       Our Mexican wire harness operations use Six Sigma methodologies to maintain quality levels and control costs. Six Sigma refers to a quality improvement program that documents the various components of the manufacturing processes as a way to identify and eliminate steps that result in defects. The name is derived from the goal of reaching a production rate that is “six sigmas” or six standard deviations from the average defect rate. During 2003, we began implementation of Six Sigma programs at our printed circuit board and wire harness operations in China. We anticipate continuing Six Sigma implementation at our Canadian and European operations during 2004.

       Our facilities are also compliant to industry and regulatory requirements including Bellcore, British Approval Board for Telecommunications (BABT), Underwriters Laboratory (UL), and Canadian Standards Association (CSA). These requirements include quality, manufacturing process controls, manufacturing documentation and supplier certification of raw materials.

Broad Product Line and Integrated Services

       We continue to position ourselves as our customers’ preferred supplier for a growing range of products and services. While each product is designed to meet a particular customer’s specifications, the processes we use to develop these products can be applied to any customer, thereby resulting in additional opportunities to expand our offering to other customers. Furthermore, we provide a full range of integrated services, from product design and development services to quick-turnaround prototyping, pre-production and medium to high volume production. By offering design and development services, we have gained early access to volume production sales opportunities, which in turn have created additional design and development and quick-turnaround prototyping sales opportunities. We believe our integrated services provide significant value to our customers by:

•	shortening their new product development cycles;

•	assisting them in meeting their time-to-market and time-to-volume requirements;

•	lowering their manufacturing costs; and

•	providing technical expertise.

Experienced and Successful Management Team

       Our senior management team has an average of 15 years of electronics industry experience in both manufacturing and marketing positions. Individually, our senior managers have established track records of strong growth in sales and profitability utilizing various strategies, including the development of new products, the penetration of new markets and the development of new manufacturing processes. Under our team’s leadership, we have reshaped and refocused our business since the substantial reduction in demand from the telecommunications market beginning in 2000. The management team has significantly improved our operations, positioning our business for growth and financial strength, and has been integral to achieving our current competitive profile.

Our Business Strategy

       We believe we are well positioned to grow sales and operating income through a strategy based on the following:

Expand Capacity and Manufacturing Capabilities in China and Mexico

       To meet our customers’ increased demand for high-quality, low-cost products and services, we will continue investing in equipment and facilities in China and Mexico. As of March 31, 2004, approximately 78% of our total manufacturing capacity and approximately 92% of our employees were located in China and Mexico. We will use approximately $50 million from the proceeds of this offering to expand our market-leading printed circuit board operations in China, which are currently operating at 100% of capacity. We expect to increase our inner layer production capacity by approximately 38% and our outer layer production capacity by approximately 27%. We expect to use this additional capacity for sales to a number of our global customers, including North American and European manufacturers of medical, data communications and high-end computing equipment that have completed production qualifications with Viasystems and are seeking to transfer complex printed circuit board programs to China. In addition to expanding capacity, we will continue to transfer our best-in-class technology and manufacturing processes to our low-cost locations. We believe our ability to leverage advanced technology and manufacturing capabilities across our low-cost locations will enable us to grow net sales, improve profitability and effectively meet our customers’ requirements for high-volume, high-quality, low-cost products and services.

Expand Penetration in China’s Growing Domestic Markets

       We currently serve China’s domestic data communications industry and are well positioned to expand our sales to China’s household appliance markets. The growing affluence of the Chinese population has led to a surge in sales of consumer goods such as household appliances within China. We are leveraging our wire harness experience with North American appliance manufacturers to gain entry to China’s domestic manufacturers, and we are working with global appliance OEMs on programs aimed at the domestic Chinese market. Our well-established local manufacturing footprint, including our recently opened wire harness facility in China, is a competitive advantage in penetrating China’s domestic markets.

Concentrate on High Value-Added Products and Services

       We focus on providing high-value products and services for electronics equipment featuring advanced design characteristics, and we believe we are an industry leader in the manufacture of complex, technologically advanced multi-layer printed circuit boards and custom designed backpanel assemblies. Additionally, we have been successful in taking strategic customers up the technology curve by expanding beyond high-volume production programs into high-value niche applications such as specialty printed circuit boards for automotive applications. We differentiate ourselves from many of our global competitors by not participating directly in programs for high-volume, low-margin products such as cell phone handsets, personal computers or peripherals and consumer electronics.

       Our printed circuit board facilities in Canada and Europe house some of the industry’s most advanced technology. As the telecommunications and computer/ data communication markets continue to improve, we aim to capture complex printed circuit board opportunities as a result of our technology leadership. In addition, we believe that some western world customers prefer to initiate printed circuit board programs in their home markets, making the location of our facilities in Canada and Europe valuable. Production at these facilities can later be transitioned to China as a program ramps to volume.

Enhance Our Strong Customer Relationships

       Our management team has created a culture that is focused on operational excellence as well as providing customers with high-quality service and technical support, which is reflected in our continuing ability to expand our current customer relationships and to obtain new business. In addition, we have developed strategic alliances with leading EMS providers such as Celestica and Solectron. These alliances provide us with access to additional printed circuit board opportunities and enable our strategic partners to market a fully integrated product offering.

Expand Our Relationships with Existing Customers Through Cross-Selling

       Building on our broad product offering, we pursue cross-selling opportunities with our existing base of customers. We currently supply customers in our telecommunications segment with printed circuit boards and a full range of electro-mechanical solutions. We have recently begun providing customers in our consumer segment with assembled printed circuit boards and sub-assemblies, in addition to wire harnesses, and we are working with our core automotive customers to expand beyond printed circuit boards into wire harnesses and cable assemblies. Our facility in Juarez, Mexico recently attained ISO/TS 16949 certification and is now qualified to begin supplying wire harnesses to the automotive industry. We will continue to leverage our relationships to expand the range of products that we sell to our customers.

Maintain Diverse End Market Mix

       We intend to maintain our focus on a diverse mix of end markets in order to take advantage of our global manufacturing capabilities, reduce our reliance on any individual end market and provide alternative growth paths. From 2000 to 2003, our exposure to the telecommunications industry decreased significantly. During the same time period, we focused our efforts on different end markets and increased our net sales in the automotive, consumer and industrial/ instrumentation markets by 47%, 15% and 4%, respectively.

Focus on Operational Excellence

       We continuously implement strategic initiatives designed to enhance customer service and product quality while reducing manufacturing costs. We are focused on opportunities to improve operating income and cash flow, including:

•	ongoing implementation of lean manufacturing and Six Sigma initiatives;

•	efficient investment in new equipment and technologies as well as the upgrading of existing equipment;

•	continued improvement of our internal controls and centralization of certain aspects of our accounting and finance functions;

•	streamlined marketing and administrative overhead; and

•	efficient management of our working capital.

       Our management team is focused on maximizing our current asset base to improve our operational efficiency while also adapting to the needs of our customers and the market.

Markets and Customers

       We provide products and services to more than 200 OEMs and EMS providers. We believe our position as a strategic supplier of printed circuit boards, wire harnesses and electro-mechanical solutions fosters close relationships with our customers. These relationships have resulted in additional growth opportunities as we have expanded our capabilities and capacity to meet our customers’ wide range of needs for products and services on a global basis. We have also developed strategic alliances with leading EMS providers such as Celestica and Solectron to provide further growth opportunities.

       The following table shows a breakdown of our net sales by the principal end-user markets we serve:

	Year Ended
	December 31,

Markets	2001	2002	2003

Consumer	19%	27%	32%
Automotive	10	19	24
Telecommunications	48	28	20
Computer/ Data Communications	15	16	14
Industrial/ Instrumentation & Other	8	10	10

Total Net Sales	100%	100%	100%

       For the years ended December 31, 2001, 2002 and 2003, sales to our ten largest customers accounted for 61%, 62.8% and 72.4% of our net sales, respectively. For the year ended December 31, 2001, sales to our largest customer, Lucent Technologies, represented 21% of our net sales. For the years ended December 31, 2002 and 2003, sales to our largest customer, General Electric, represented 11.7% and 12.1% of our net sales, respectively. We have a supply agreement with General Electric through 2006, under which we are the sole source provider of wire harnesses for its major appliance products.

       Although we cannot assure you that our principal customers will continue to purchase our products or services from us at current levels, if at all, we expect to continue to depend upon our principal customers for a significant portion of our net sales. Our customer concentration could increase or decrease, depending, in large part, on conditions in our end markets. The loss of one or more major customers, or a decline in sales to or demand from major customers, could harm our business and operating results.

Our Products and Services

       We offer a range of manufactured components and services that support our customers’ needs across the full life cycle of their products, from design through after-sales support. Our integrated slate of offerings is applicable to all of our end-market customer segments and can be supported in all geographies. Our products and services include:

Printed Circuit Boards

       Printed circuit boards and backpanels are platforms that connect semiconductors and other electronic components. Backpanels connect printed circuit boards. We manufacture multi-layer printed circuit boards and backpanels on a high-volume production basis, as well as on a low-volume, quick-turn basis. In recent years, the trend in the electronics industry has been to increase the speed and performance of components while reducing their size. Semiconductor designs are currently so complex that they often require printed circuit boards with many layers of narrow, tightly spaced wiring. These advances in component technologies have driven the evolution of printed circuit board design toward higher density printed circuits.

Wire Harnesses and Cable Assemblies

       A wire harness and cable assembly is an assembly of wires with connectors and terminals attached to their ends that transmits electricity between two or more points. We are one of the leading suppliers of wire harnesses and cable assemblies for use in household appliances.

Electro-Mechanical Solutions

       Metal Enclosures. We specialize in the manufacture of standard and custom-designed chassis and enclosures primarily used in the electronics, telecommunications, computer and industrial industries.

       Backpanel Assembly. We provide backpanel assemblies, which are manufactured by mounting interconnect devices, integrated circuits and other electronic components on a bare backpanel. This process differs from that used to provide printed circuit board assemblies primarily because of the larger size of the backpanel and the more complex placement techniques that must be used with higher layer count printed circuits. We also perform functional and in-circuit testing on assembled backpanels.

       Printed Circuit Board Assembly. As a complement to our electro-mechanical solutions offering, we manufacture printed circuit board assemblies. Generally, we do not produce printed circuit board assemblies separately, but rather we integrate them with other components as part of a full electro-mechanical solution. In addition, we offer testing of assembled printed circuit boards and testing of all of the functions of the completed product, and we work with our customers to develop product-specific test strategies. Our test capabilities include manufacturing defect analysis, in-circuit tests, functional tests and environmental stress tests of board or system assemblies.

       Full System Assembly and Test. OEMs increasingly require custom, build-to-order system solutions with very short lead times. We provide full system assembly services to OEMs from our facilities in China and Mexico. These services require sophisticated logistics capabilities and supply chain management capabilities to rapidly procure components, assemble products, perform complex testing and deliver products to end users around the world. Our full system assembly services involve combining custom metal enclosures and a wide range of subassemblies, including printed circuit board assembly. We also employ advanced test techniques on various subassemblies and end products.

Cross-Product Support Services

       Design and Prototyping Services. We provide comprehensive front-end engineering services, including custom enclosure design, circuit board layout and related design services,

leading to efficient manufacturing and delivery. We offer quick-turn prototyping, which is the rapid production of a new product sample. Our quick-turn prototype service allows us to provide small test quantities to our customers’ product development groups. Our participation in product design and prototyping allows us to reduce our customers’ manufacturing costs and their time-to-market and time-to-volume. These services enable us to strengthen our relationships with customers that require advanced engineering services. By working closely with customers throughout the development and manufacturing process, we often gain insight into their future product requirements.

       Packaging and Global Distribution. We offer our customers flexible, just-in-time and build-to-order delivery programs, allowing product shipments to be closely coordinated with customers’ inventory requirements. Increasingly, we ship products directly into customers’ distribution channels or directly to the end user.

       After-Sales Support. We offer a wide range of after-sales support services. This support can be tailored to meet customer requirements, including field failure analysis, product upgrades, repair and engineering change management.

       Supply Chain Management. Effective management of the supply chain is critical to the success of OEMs, as it directly impacts the time required to deliver product to market and the capital requirements associated with carrying inventory. As a fully integrated supply chain partner with expertise in design, rapid prototyping, manufacturing, packaging and logistics, we reduce manufacturing costs and shorten time to market throughout a product’s life cycle. We also use our enterprise resource planning systems to optimize inventory.

Sales and Marketing

       We focus on developing close relationships with our customers at the earliest development and design phases, and continuing throughout all stages of production. We identify, develop and market new technologies that benefit our customers and position us as a preferred product or service provider.

       We market our products through a dedicated global sales and marketing organization that is structured to serve our five primary end markets (automotive, computer/data communications, consumer, industrial/instrumentation and telecommunications). We also have a cross-functional team that serves the EMS industry. This sales and marketing alignment enables us to identify and develop cross-selling opportunities within large global accounts that serve multiple end markets, offer multiple Viasystems products and services and operate in multiple geographies.

       As of March 31, 2004, we employed approximately 250 employees devoted to sales and marketing activities. This sales force included approximately 110 direct sales representatives strategically located throughout North America, Europe and Asia. The remaining approximately 140 employees support the sales and marketing effort in engineering, program management, technical service and customer support to ensure high-quality, customer-focused service. Our engineering and technical support teams engage with customers early in the development of new products and are instrumental in achieving efficient transitions to volume production. The global marketing organization further supports the sales organization through market research, market development and communications.

Manufacturing and Engineering

       We produce highly complex, technologically advanced multi-layer printed circuit boards, backpanel assemblies, printed circuit board assemblies, wire harnesses and custom cable assemblies, metal enclosures and full system assemblies that meet increasingly tight tolerances and specifications demanded by OEMs. Multi-layering, which involves placing multiple layers of electronic circuitry on a single printed circuit board or backpanel, expands the number of circuits and components that can be contained on the interconnect product and increases the operating speed of the system by reducing the distance that electrical signals must travel. Increasing the density of the circuitry in each layer is accomplished by reducing the width of the circuit tracks and placing them closer together on the printed circuit board or backpanel. Today, we are capable of efficiently producing commercial quantities of printed circuit boards with up to 48 layers and circuit track widths as narrow as three one-thousandths of an inch. We have the capability to produce printed circuit boards with up to 62 layers and circuit track widths as narrow as two one-thousandths of an inch.

       The manufacture of complex multi-layer interconnect products often requires the use of sophisticated circuit interconnections between layers, called blind or buried vias, and adherence to strict electrical characteristics to maintain consistent circuit transmission speeds, referred to as controlled impedance. These technologies require very tight lamination and etching tolerances and are especially critical for printed circuit boards with ten or more layers. The manufacture of printed circuit boards involves several steps: etching the circuit image on copper-clad epoxy laminate; pressing the laminates together to form a panel; drilling holes and depositing copper or other conductive material to form the inner layer electrical connections; and cutting the panels to shape. Advanced interconnect products may also require additional critical steps, including dry film imaging, photoimageable soldermask processing, computer controlled drilling and routing, automated plating and process controls and achievement of controlled impedance. Manufacture of printed circuit boards used in backpanel assemblies requires specialized expertise and equipment because of the larger size of the backpanel relative to other printed circuit boards and the increased number of holes for component mounting.

       The manufacture of printed circuit board assemblies involves the attachment of various electronic components, such as integrated circuits, capacitors, microprocessors and resistors to printed circuit boards. The manufacture of backpanel assemblies involves attachment of electronic components, including printed circuit boards, integrated circuits and other components, to the backpanel, which is a large printed circuit board. We use surface mount, pin-through hole and press fit technologies in backpanel assembly. We also assemble higher-level sub-systems and full systems incorporating printed circuit boards and complex electro-mechanical components.

       We provide computer-aided testing of printed circuit boards, sub-systems and full systems, which contributes significantly to our ability to deliver high-quality products on a consistent basis. We test boards and system level assemblies to verify that all components have been properly inserted and that the electrical circuits are complete. Further functional tests determine if the board or system assembly is performing to customer specifications.

       The manufacture of wire harnesses and cable assemblies involves four steps: (1) insulated copper wire is fed through cutting machines that are programmed to cut wire to a specific length, strip the end of the wire and attach terminals or connectors; (2) the lengths of wire are spliced or joined together and additional connectors and/or terminals are attached; (3) the cut and spliced wires are brought to the assembly area where assembly boards are used to guide employees on the placement of designated wires; and (4) each assembled harness is tested for continuity and analyzed by a trained inspector. Every assembly board is equipped with 100% continuity testers that are designed into the board. These testers will pinpoint any defective circuits for repair or rework.

Supplier Relationships

       We order materials and components based on purchase orders received and accepted from our customers and seek to minimize our inventory of materials and components that are not identified for use in filling specific orders or customer contracts. We continue to work with our suppliers to develop just-in-time supply systems which reduce inventory carrying costs. We also contract globally, where appropriate, to leverage our purchasing volumes. We certify our suppliers and potential suppliers on the basis of quality, on-time delivery, costs, technical capability and potential technical advancement.

Competition

       Our industry is highly competitive, and we believe our markets are highly fragmented. We face competition from numerous local, regional and a number of large international providers of printed circuit boards, wire harnesses and electro-mechanical solutions. Our primary direct competitors are Compeq Manufacturing Co., Ltd., The Elec & Eltek Group, Merix Corporation, Multek, Inc. (a division of Flextronics International Ltd.), Noma Corporation (a division of GenTek Inc.), Photocircuits Corporation, Sanmina-SCI Corporation, Teradyne Inc., TTM Technologies, Inc. and Tyco International Ltd. According to Prismark, the four largest printed circuit board manufacturers are based in Japan and primarily serve Japanese consumer electronics companies.

       We believe that competition in the market segments we serve is based more on product quality and responsive customer service than on price. This is partially because the cost of many of the products we manufacture is usually low relative to the total cost of the finished product and because product reliability and prompt delivery are of greater importance to our customers. We believe that our ability to compete successfully depends on a number of factors, including:

•	effectively servicing global accounts in multiple geographies;

•	enhancing our technological capabilities to meet evolving customer requirements; and

•	maintaining our levels of product quality.

International Operations

       As of March 31, 2004, we had 13 manufacturing facilities located outside the United States, with sales offices throughout Europe and Asia Pacific. Our international operations account for 92.6% of our net sales. We believe that our global presence is important as it allows us to provide consistent, quality products on a timely basis to our multinational customers worldwide. We rely heavily on our international operations and are subject to risks generally associated with operating in foreign countries, including price controls, fluctuations in currency exchange rates and other restrictive actions that could have a material affect on our results of operations, financial condition and cash flows.

Properties

       In addition to our leased executive offices in St. Louis, Missouri, as of March 31, 2004, we operated 15 principal manufacturing and distribution facilities, located in five different countries, with a total area of approximately 4.9 million square feet. All of our domestic owned properties are pledged to secure Viasystems, Inc.’s indebtedness under its senior credit facility. Our leased properties are leased for terms ranging from one to ten years. The leases for our Qingdao, China and both of our Juarez, Mexico properties will expire within the next two years. We anticipate that we will be able to renew those leases on terms that are not materially different than the current terms.

       Listed below are the principal manufacturing and distribution facilities we operated as of March 31, 2004:

	Size
	(Appx.	Type of
Location	Sq. Ft.)	Interest	Description of Primary Products

United States
Mishawaka, Indiana	38,000	Owned	Wire harness and cable assembly
Milwaukee, Wisconsin	305,000	Leased	Custom metal enclosure fabrication
Canada
Pointe-Claire (Montreal), Quebec	168,000	Owned	Printed circuit board fabrication
Kirkland (Montreal), Quebec	121,000	Owned	Printed circuit board fabrication
Mexico
Juarez, Mexico	51,000	Leased	Backpanel assembly
Juarez, Mexico	438,000	Leased	Wire harness and cable assembly
Chihuahua, Mexico	282,000	Owned	Wire harness and cable assembly
Chihuahua, Mexico	253,000	Leased	Wire harness and cable assembly
Europe
Echt, Netherlands	462,000	Owned	Printed circuit board fabrication
			Backpanel assembly
Asia
Guangzhou, China(1)	2,000,000	Owned	Printed circuit board fabrication
			Wire harness and cable assembly
Zhongshan, China	318,000	Owned	Printed circuit board fabrication
Shanghai, China	229,000	Owned	Backpanel assembly
			Custom metal enclosure fabrication
ShiYan, China	176,000	Leased	Full system assembly
Qingdao, China	30,000	Leased	Full system assembly

(1)	In Guangzhou we have a campus which we consider as two separate facilities. One facility is dedicated to printed circuit board fabrication and the other to wire harness production.

       In addition to the facilities listed above, as of March 31, 2004, we maintained several sales and marketing and other offices located throughout North America, Europe and Asia, all of which are leased.

Intellectual Property

       We have developed expertise and techniques that we use in the manufacture of printed circuit boards, wire harnesses and electro-mechanical solutions. Research, development and engineering expenditures for the creation and application of new products and processes were approximately $10.4 million and $2.9 million for the year ended December 31, 2002 and 2003, respectively. We believe many of our processes related to the manufacture of printed circuit boards are proprietary, including our ability to manufacture large perimeter, thick, high-layer count backpanels. Generally, we rely on common law trade secret protection and on confidentiality agreements with our employees to protect our secrets and techniques. We own 22 patents (including pending patents) and license four patents, but believe that patents have not historically constituted a significant form of intellectual property rights in our industry. Our patents expire over the next 15 years, with no patents expiring within the next two years. The expiration of any of these patents is not expected to have a material adverse effect on our ability to operate.

Subsidiaries

       We are a holding company and our only significant asset is the capital stock of our operating subsidiary, Viasystems, Inc., which in turn has numerous direct and indirect domestic and international subsidiaries that also operate our printed circuit board, wire harness and electro-mechanical solutions businesses throughout the United States and internationally.

Employees

       As of March 31, 2004, we had approximately 22,400 employees. Of these employees, approximately 18,700 were involved in manufacturing, 1,700 in engineering, 250 in sales and marketing, and 1,700 in accounting and administrative capacities. No employees were represented by a union pursuant to a collective bargaining agreement. We have not experienced any labor problems resulting in a work stoppage or work slowdown, and believe we have good relations with our employees.

Environmental

       Some of our operations are subject to federal, state, local and foreign environmental laws and regulations, which govern, among other things, the discharge of pollutants into the air and water, as well as the handling, storage, manufacture and disposal of, or exposure to, solid and hazardous wastes, and occupational safety and health. We believe that we are in material compliance with applicable environmental laws and the costs of compliance with such current or proposed environmental laws and regulations will not have a material adverse effect on our capital expenditures, earnings or competitive position. Further, we are not a party to any current claim or proceeding and we are not aware of any threatened claim or proceeding under environmental laws that could, if adversely decided, reasonably be expected to have a material adverse effect on us. Currently, remediation of contamination is being undertaken at our facility in Virginia. This facility was closed during 2001 and has no ongoing production. While the cost of the remediation could be material, we believe that the contamination pre-dates our use of the property. As such, the prior owner, Lucent Technologies Inc., has agreed to manage the remediation of the property in compliance with all existing or future governmental orders and settlements affecting such property and to indemnify us for the costs associated therewith. We believe that Lucent is fully capable of performing and will perform under such agreement. Accordingly, we do not believe that any of these matters are reasonably likely to have a material adverse effect on our business, results of operations, financial condition, prospects or ability to service debt. However, there can be no assurance that any material environmental liability will not arise in the future such as due to a change in the law or the discovery of currently unknown conditions.

Legal Proceedings

       On October 1, 2002, we and Viasystems, Inc. filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York seeking court supervision of our restructuring efforts and confirmation of our plan of reorganization. The plan of reorganization was confirmed on January 14, 2003 and we emerged from bankruptcy on January 31, 2003. For a more complete description of the events that led to the submission of the plan and the basic terms of the Reorganization, see “The Reorganization.”

       We and Viasystems, Inc. have certain bankruptcy claims that remain unsettled and are subject to ongoing negotiations and possible litigation. The aggregate amount of the outstanding claims is $1.0 million. To the extent these claims become allowed claims, the payment of these claims will be funded by the issuance of subordinated promissory notes by Viasystems, Inc. as described in “Description of Indebtedness — Subordinated Promissory Notes.”

       During the pendency of the bankruptcy proceeding, on November 12, 2002, an action was filed in Delaware Chancery Court by a stockholder, individually and on behalf of all similarly situated stockholders, against our directors and Hicks Muse in Agostino v. Hicks, et al., C.A. 20020-NC (Delaware Court of Chancery, New Castle County). The complaint asserts various breaches of fiduciary duty prior to and in connection with the open market purchase of Viasystems, Inc.’s debt obligations by Hicks Muse prior to the bankruptcy proceeding, the alleged failure of the defendants to protect the interests of, and maximize value for, the minority stockholders in connection with the reorganization process, and the alleged failure to ensure full and fair disclosure of material facts in connection with certain corporate actions. The plaintiffs are seeking unspecified compensatory damages. The defendants have asserted that these claims are derivative claims that were released by order of the Bankruptcy Court under the terms of the confirmed plan of reorganization. On March 11, 2004, the Delaware Chancery Court agreed with defendants’ assertion and granted defendants’ motion to dismiss, which dismissal has become final and non-appealable.

       We are presently involved in various legal proceedings arising in the ordinary course of our business operations, including employment matters and contract claims, as well as in connection with the chapter 11 claims reconciliation process described above. We believe that any liability with respect to the above proceedings will not be material in the aggregate to our consolidated financial position, results of operations or cash flow.

MANAGEMENT

Directors and Executive Officers

       The following table sets forth the names and ages of each of our directors and executive officers and the directors and executive officers of Viasystems, Inc., followed by a description of their business experience during the past five years. The positions held by the directors and executive officers are with both us and Viasystems, Inc., unless indicated otherwise. All executive officers are appointed by our board of directors and serve at its pleasure. There are no family relationships among any of the directors or executive officers. Unless indicated otherwise, each of the directors and executive officers is a U.S. citizen and the business address of each individual is 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105.

       Pursuant to the terms of the Stockholders Agreement, the board of directors of Viasystems Group will consist of at least nine members, including the chief executive officer of the company, designees of affiliates of Hicks Muse and designees of affiliates of GSC and other non-Hicks Muse stockholders. See “Certain Relationships and Related Party Transactions — Stockholders Agreement.”

Name	Age	Position

Non-Employee Directors
Christopher J. Steffen(1)(2)(3)	62	Chairman
Thomas O. Hicks	58	Director
Joe Colonnetta(1)(3)	42	Director
Robert F. Cummings, Jr.	54	Director
Diane H. Gulyas(2)	47	Director
Robert A. Hamwee(1)(3)	34	Director
Richard A. McGinn	57	Director
Richard W. Vieser(2)	76	Director
Executive Officers
David M. Sindelar	46	Chief Executive Officer and Director
Timothy L. Conlon	52	President, Chief Operating Officer and Director
David J. Webster	41	Senior Vice President
Joseph S. Catanzaro	51	Senior Vice President and Chief Financial Officer
Steven S.L. Tang	48	President — Asia Pacific Group
John R. McAlister	50	Senior Vice President of Sales and Marketing
Gerald G. Sax	43	Senior Vice President — Supply Chain

(1)	Member of our compensation committee.

(2)	Member of our audit committee.

(3)	Member of our nominating and governance committee.

       Christopher J. Steffen has been Chairman of the board of directors since December 2003 and a director since October 2003. Mr. Steffen has been an advisor to Wall Street Management and Capital, Inc. since 2002. From 1993 to 1996, Mr. Steffen served as the Vice Chairman and Director of Citicorp and its principal subsidiary, Citibank, N.A. In 1993, Mr. Steffen served as Senior Vice President and Chief Financial Officer of Eastman Kodak. From 1989 to 1993, Mr. Steffen served as Executive Vice President and Chief Financial and Administrative Officer and Director of Honeywell, Inc. Mr. Steffen serves as Chairman of the board of directors of Veltri Metal Products and formerly served as director and Chairman of the audit committee of Seminis, Inc. and as director and Chairman of the audit committee of UCMS Pty.

       Thomas O. Hicks has been a director since January 1997 and served as Chairman of the board of directors from February 2002 to December 2003. Mr. Hicks served as a director when we filed for bankruptcy under chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings described in “The Reorganization.” Mr. Hicks has been a partner of

Hicks, Muse, Tate & Furst Incorporated (a private investment firm specializing in leveraged transactions) since its inception in 1989. From 1984 to May 1989, Mr. Hicks was Co-Chairman of the board and Co-Chief Executive Officer of Hicks & Haas Incorporated, a Dallas-based private investment firm. Mr. Hicks serves as a director of Clear Channel Communications, Inc., Home Interiors & Gifts, Inc., Corpgroup Limited, Digital Latin America and Fox Pan American Sports LLC. He also serves on the board of directors of Crow Family Holdings, as well as The JPMorgan Chase National Advisory Board.

       Joe Colonnetta has been a director since January 2003. Mr. Colonnetta has been a partner of Hicks, Muse, Tate & Furst Incorporated since December 2002 and was previously a principal at Hicks Muse from January 1998 to December 2002. From September 1994 to January 1998, Mr. Colonnetta was a partner with Resource Management Partners, a management partner to institutional and private equity firms investing in food and consumer related portfolio companies, where he served as interim Vice Chairman, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer at various times during his employment. Prior to his employment with Resource Management Partners, from January 1992 to September 1994, he was the Chief Financial Officer of TRC, Inc., a restaurant and food company. Mr. Colonnetta also serves as a director of Swift Foods Company, Home Interiors & Gifts, Inc., Minsa Mexico (an agri-business), Veltri Metal Products and Zilog, Inc.

       Robert F. Cummings, Jr. has been a director since January 2003. Mr. Cummings was named Senior Advisor to GSC (a private asset management firm) in 2002. He is a member of GSC’s Board of Advisors and is the chairman of the GSC Risk Committee. For the prior 28 years, Mr. Cummings was with Goldman, Sachs & Co., where he was a member of the Corporate Finance Department, advising corporate clients on financing, mergers and acquisitions and strategic financial issues. Mr. Cummings was named a Partner of Goldman Sachs in 1986. He retired in 1998 and was retained as an Advisory Director by Goldman, Sachs & Co. to work with certain clients on a variety of banking matters through 2001. Mr. Cummings is a director of RR Donnelley & Sons Company, Axiohm Transaction Solutions, Inc. and Precision Partners, Inc. and is a member of the Board of Trustees of Union College.

       Diane H. Gulyas has been a director since January 2003. Ms. Gulyas is Group Vice President of DuPont Electronics & Communication Technologies and has held such position since February 2002. Before being appointed Group Vice President in February 2002, she was Vice President and General Manager of the DuPont Advanced Fibers Businesses. Since 1978, Ms. Gulyas has held various positions with DuPont including Executive Assistant to the Chairman of the board and Global Business Director.

       Robert A. Hamwee has been a director since January 2003. Mr. Hamwee joined GSC at its inception in 1994 and became a Managing Director in 2000. He currently manages the day-to-day activities of the controlled distressed debt securities group. Mr. Hamwee was previously with The Blackstone Group (a private investment and advisory firm), from 1992 to 1994 where he worked in the Merchant Banking Division. In addition, he worked on a wide range of assignments in the Mergers and Acquisitions and Restructuring Departments. Mr. Hamwee is Chairman of the board for Axiohm Transaction Solutions, Inc. and Envirosource, Inc. and a director of RAM Holdings Limited, Scovill Fasteners, Inc., APW Ltd., Precision Partners, Inc. and Wright Line, LLC.

       Richard A. McGinn has been a director since January 2003. Mr. McGinn has been a General Partner at RRE Ventures (a private company that invests in entrepreneurial information technology companies) since August 2001. From 1997 to October 2000, Mr. McGinn served as Chief Executive Officer of Lucent Technologies, Inc. From 1996 to 1997, Mr. McGinn served as President of Lucent Technologies, Inc. Mr. McGinn is a director of American Express Company.

       Richard W. Vieser has been a director since 1997. Mr. Vieser is the retired Chairman of the board of Varian Medical Systems where he served from April 1999 to February 2003. From June 1985 to December 1989, Mr. Vieser served as Chairman of the board and Chief Executive Officer of FL Industries, Inc. (a manufacturer of electrical components). From September 1986 to December 1989, Mr. Vieser served as Chairman of the board and Chief Executive Officer of FL

Aerospace (a manufacturer and developer of aviation lighting). From March 1987 to December 1989, Mr. Vieser served as Chairman, President and Chief Executive Officer of Lear Siegler, Inc. (a diversified manufacturing company). From April 1984 through June 1985, he served as President and Chief Operating Officer of McGraw-Edison Company. Mr. Vieser is Chairman Emeritus of Varian Medical Systems and a director of International Wire Holding Company, which filed for protection under chapter 11 of the United States Bankruptcy Code on March 24, 2004, and Apogent Technologies, Inc.

       David M. Sindelar has been a director since August 2001 and Chief Executive Officer since July 2001. Mr. Sindelar served as a director and executive officer when we filed for bankruptcy under chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings described in “The Reorganization.” He is the managing partner of Hanley Partners, Inc. (a firm that specializes in the acquisition and operation of commercial and industrial manufacturing companies). He also served as Senior Vice President from January 1997 through June 2001 and Chief Financial Officer since our inception through June 2001. Mr. Sindelar was Chief Executive Officer of International Wire Holding Company (a designer, manufacturer and marketer of bare and tin-plated copper wire and insulated copper wire) from July 2001 to September 2003 and LLS Corp. from August 1999 to November 2002. LLS Corp. filed for protection under chapter 11 of the United States Bankruptcy Code on January 16, 2002. Mr. Sindelar was Senior Vice President and Chief Financial Officer of Berg Electronics Corp. from March 1993 through October 1998 and of Crain Industries, Inc. and Crain Holdings Corp. (a manufacturer, fabricator and distributer of polyurethane foam and foam products) from August 1995 through December 1997 and of Jackson Holding Company from February 1993 through August 1995.

       Timothy L. Conlon has been a director, President and Chief Operating Officer since October 1998. Mr. Conlon served as a director and executive officer when we filed for bankruptcy under chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings described in “The Reorganization.” He is a partner of Hanley Partners, Inc. Prior to joining us, Mr. Conlon was employed as President and Chief Operating Officer of Berg Electronics Corp. from January 1997 through October 1998. Mr. Conlon also served as Executive Vice President and Chief Operating Officer of Berg Electronics Group, Inc., a wholly-owned subsidiary of Berg Electronics Corp., from October 1993 through January 1997. Prior to joining Berg Electronics Group, Inc., Mr. Conlon was employed as President of the Cutting and Welding Division of Thermadyne Industries, Inc. from April 1993 through October 1993. Prior to joining Thermadyne Industries, Inc., Mr. Conlon spent nine years in the electronic connector industry including serving as General Manager of the Information Technologies and Spectra strip divisions of Amphenol Corporation from 1990 through July 1992 and President of Cambridge Products (a manufacturer of electronic and communications connector products) from 1988 through 1989.

       David J. Webster has been Senior Vice President since 1997. Mr. Webster served as an executive officer when we filed for bankruptcy under chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings described in “The Reorganization.” Mr. Webster also serves as Chief Restructuring Officer of International Wire Group, Inc. and has been an executive officer of International Wire Group, Inc., which filed for protection under chapter 11 of the United States Bankruptcy Code on March 24, 2004, since 1997. Mr. Webster has been a partner of Hanley Partners, Inc. since its inception in 2001. From August 1999 through November 2002, Mr. Webster was Senior Vice President and a member of the board of directors of LLS Corp., which filed for protection under chapter 11 of the United States Bankruptcy Code on January 16, 2002. From 1997 through 2001, Mr. Webster was a partner of Mills & Partners, Inc., and from 1997 through 1998 served as Senior Vice President of Berg Electronics Corp. During 1997, Mr. Webster served as Senior Vice President of Crain Industries, Inc. Prior to 1997, Mr. Webster was a partner in the law firm of Weil, Gotshal & Manges LLP.

       Joseph S. Catanzaro has been Senior Vice President and Chief Financial Officer since September 2001. He also served as Senior Vice President — Finance of Viasystems Group from June 1999 to September 2001. Mr. Catanzaro joined us in October 1998 in the position of Vice

President of Business Services. Mr. Catanzaro served as an executive officer when we filed for bankruptcy under chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings described in “The Reorganization.” Prior to joining us, Mr. Catanzaro was Vice President of Finance of Berg Electronics Corp. from April 1993 to October 1998.

       Steven S.L. Tang has been President — Asia Pacific since June 1999 and is responsible for the overall operations of our facilities on the continent of Asia. Mr. Tang served as an executive officer when we filed for bankruptcy under chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings described in “The Reorganization.” Prior to joining us, Mr. Tang served as a Managing Director for the Asian division of Utilux Asia Limited, an Australian connector manufacturing company, from January 1995 to July 1999. Prior to 1995, Mr. Tang held various positions, all in Asia, with companies such as Amphenol, Pace Inc., National Semiconductor and Honeywell. Mr. Tang is a director of Wanji Pharmaceutical Holdings Limited.

       John R. McAlister has been Senior Vice President of Sales and Marketing since October 2000. Mr. McAlister served as an executive officer when we filed for bankruptcy under chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings described in “The Reorganization.” Prior to joining us, he had been employed by Framatome Connectors International (a designer, manufacturer and supplier of consumer and industrial electrical and electronics interconnect systems) and its predecessor, Berg Electronics Group, Inc., as Vice President of Global Marketing from July 1998 to October 2000. Prior to joining Berg Electronics Group, Mr. McAlister was employed by Crain Industries from August 1996 to June 1998, serving most recently as Executive Vice President of Sales and Marketing and as General Manager of Crain’s Consumer Products Division.

       Gerald G. Sax has been Senior Vice President — Supply Chain since February 2003. He also served as Senior Vice President — Europe from July 1999 to January 2003. Mr. Sax served as an executive officer when we filed for bankruptcy under chapter 11 of the United States Bankruptcy Code and throughout the bankruptcy proceedings described in “The Reorganization.” Mr. Sax joined us in November 1998 in the position of Vice President — Corporate Controller. Prior to joining us, Mr. Sax was Vice President — Corporate Controller for Berg Electronics Corp. from September 1995 to October 1998.

Board of Directors

       Upon completion of this offering, our board of directors will be divided into three classes, each serving staggered three-year terms:

•	Our class I directors will consist of Mr. Conlon, Mr. Vieser and Ms. Gulyas, and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•	Our class II directors will consist of Mr. Sindelar, Mr. McGinn and Mr. Cummings, and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	Our class III directors will consist of Mr. Hicks, Mr. Steffen, Mr. Colonnetta and Mr. Hamwee, and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. This classification of the board of directors may delay or prevent a change in control of Viasystems or in our management.

Committees of our Board of Directors

       Compensation Committee. Immediately prior to and after the completion of this offering, our compensation committee will consist of Mr. Steffen, Mr. Hamwee and Mr. Colonnetta. Mr. Steffen will be Chairman of the compensation committee. The compensation committee will provide assistance to the board of directors by designing, recommending to the board of directors for approval and evaluating the compensation plans, policies and programs for us and our subsidiaries, especially those regarding executive compensation, reviewing and approving the compensation of our Chief Executive Officer and other officers and directors, and assisting the board of directors in producing an annual report on executive compensation for inclusion in our proxy materials in accordance with applicable rules and regulations. The Nasdaq Marketplace Rules require that the compensation committee be comprised solely of independent directors. We believe that we comply with this requirement and do not anticipate making any changes to the composition of the compensation committee. We intend to comply with future requirements to the extent they become applicable to us.

       Audit Committee. Immediately prior to and after the completion of this offering, our audit committee will consist of Mr. Vieser, Mr. Steffen and Ms. Gulyas. Mr. Vieser will be Chairman of the audit committee. The audit committee will assist the board of directors with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence, and the performance of our internal audit function, if any, and independent auditors. Mr. Steffen will be our audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. We believe that the composition of our audit committee will meet the requirements for independence under the current requirements of the Sarbanes-Oxley Act of 2002 and SEC rules and regulations. The Nasdaq Marketplace Rules require that the audit committee be comprised of at least three members (i) each of whom must (a) be independent in accordance with both the Nasdaq Marketplace Rules and the SEC rules and regulations, (b) not have participated in the preparation of the company’s financial statements and (c) be able to read and understand fundamental financial statements and (ii) one of whom must be financially sophisticated. We believe that we comply with these requirements and do not anticipate making any changes to the composition of the audit committee. We intend to comply with future requirements to the extent they become applicable to us.

       Nominating and Governance Committee. Immediately prior to and after the completion of this offering, our nominating and governance committee will consist of Mr. Steffen, Mr. Colonnetta and Mr. Hamwee. Mr. Steffen will be Chairman of the nominating and governance committee. The nominating and governance committee will assist the board of directors with its responsibilities regarding the identification of individuals qualified to become board members, the selection of the director nominees for the next annual meeting of stockholders, and the selection of director candidates to fill any vacancies on the board of directors. The nominating and governance committee will also be responsible for developing and recommending to the board of directors a set of corporate governance guidelines and principles applicable to us. The Nasdaq Marketplace Rules require that the nominations committee be comprised solely of independent directors. We believe that we comply with this requirement and do not anticipate making any changes to the composition of the nominating and governance committee. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

       None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Compensation of Directors and Executive Officers

       The Chairman of the board receives an annual fee of $120,000 and directors (other than the Chairman) who are not executive officers receive an annual fee of $30,000. In addition, each audit committee member receives an annual fee of $10,000 and the Chairman of the audit committee receives an additional fee of $5,000. Directors are reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the board and its committees and receive a per diem fee of $1,000 for additional time spent on our business. We also have granted 55,000 stock options with an exercise price of $12.63, which vest over a period of three years, to each of our non-employee directors as compensation for their services as members of our board.

       The following table sets forth the cash and non-cash compensation earned during the years ended December 31, 2001, 2002 and 2003 by our Chief Executive Officer and our four other most highly compensated executive officers.

Summary Compensation Table

				Long-Term
		Annual		Compensation
		Compensation		Awards
				Securities Underlying		All Other
Name and Principal Position	Year	Salary	Bonus(1)	Options (#)		Compensation(4)

David M. Sindelar	2003	$550,000	$598,000	350,000	(2)	—
Chief Executive Officer	2002	550,000	275,000	—		—
	2001	400,000	—	—		—
Timothy L. Conlon	2003	550,000	357,500	330,000	(2)	—
President and Chief	2002	550,000	275,000	—		—
Operating Officer	2001	550,000	—	—		—
David J. Webster	2003	300,000	126,750	260,000	(2)	—
Senior Vice President	2002	300,000	97,500	—		—
	2001	200,000	—	—		—
Joseph S. Catanzaro	2003	263,500	111,786	150,000	(2)	—
Senior Vice President and	2002	257,000	83,525	—		—
Chief Financial Officer	2001	250,750	—	75,000	(3)	—
Steven S. L. Tang	2003	423,903	137,769	150,000	(2)	—
President — Asia Pacific	2002	398,726	99,681	—		—
	2001	381,479	—	180,000	(3)	—

(1)	The bonus amounts listed for 2002 and 2003 were paid in 2003 and 2004, respectively.

(2)	Reflects options granted under our 2003 Stock Option Plan.

(3)	Reflects options granted under our 2001 Stock Option Plan. All options granted under our 2001 Stock Option Plan were terminated on January 31, 2003 pursuant to the Reorganization without consideration therefor.

(4)	We provide perquisites and other personal benefits to certain executives. The aggregate incremental costs of these benefits to us do not exceed the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for each executive officer.

Option Grants in 2003

       The following table summarizes option grants made with respect to our common stock during fiscal year 2003 to the executive officers named above:

					Potential Realizable
		Percent of			Value at Assumed
	Number of	Total			Annual Rates of Stock
	Securities	Options/SARs			Price Appreciation for
	Underlying	Granted to	Exercise or		Option Term(1)
	Options/ SARs	Employees in	Base Price	Expiration
	Granted (#)	Fiscal Year	($/Share)	Date	5% ($)	10% ($)

David M. Sindelar	350,000	16.3%	$12.63	2013	$2,779,000	$7,045,500
Timothy L. Conlon	330,000	15.3%	12.63	2013	2,620,200	6,642,900
David J. Webster	260,000	12.1%	12.63	2013	2,064,400	5,233,800
Joseph S. Catanzaro	150,000	7.0%	12.63	2013	1,191,000	3,019,500
Steven S.L. Tang	150,000	7.0%	12.63	2013	1,191,000	3,019,500

(1)	Potential realizable values are calculated by:

•	multiplying the number of shares of our common stock subject to a given option by $12.63 per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire ten-year term of the option; and

•	subtracting from that result the total option exercise price.

       The 5% and 10% assumed rates of appreciation are suggested by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

Aggregated Option Exercises in 2003 and Year End Option Value Table

       The following table summarizes the number of options exercised with respect to our common stock during the year ended December 31, 2003 for the above named executive officers and the value of unexercised options as of December 31, 2003.

Value of Unexercised
			Number of Securities	In-the-Money
			Underlying Unexercised	Options at Fiscal
	Shares		Options at	Year-End ($)
	Acquired on	Value	Fiscal Year-End (#)	Exercisable/
	Exercise	Realized	Exercisable/ Unexercisable	Unexercisable(1)

David M. Sindelar	—	—	116,666/233,334	$244,999/$490,001
Timothy L. Conlon	—	—	110,000/220,000	231,000/ 462,000
David J. Webster	—	—	86,666/173,334	181,999/ 364,001
Joseph S. Catanzaro	—	—	50,000/100,000	105,000/ 210,000
Steven S.L. Tang	—	—	50,000/100,000	105,000/ 210,000

(1)	The value of unexercised options shown in the table represents an amount equal to the difference between $14.73 per share and the option exercise price multiplied by the number of shares acquired on exercise and the number of unexercised in-the-money options.

Benefit Plans

1997 Stock Option Plan and 2001 Stock Option Plan

       In connection with consummation of the Reorganization, all options issued under each of our 1997 Stock Option Plan and 2001 Stock Option Plan were cancelled and the plans were terminated.

2003 Stock Option Plan

       Our 2003 Stock Option Plan provides for the award of incentive stock options, or ISOs, and non-qualified stock options, or NSOs. Subject to adjustment in the event of certain corporate transactions or events, a maximum of 2,777,778 shares of our common stock is issuable under the plan. As of the date of this prospectus, options to purchase an aggregate of 2,136,400 shares of common stock were outstanding. The exercise price of all outstanding options is $12.63 per share. Options issued under the plan that expire, are forfeited or otherwise terminate will again be available for grant under the plan. The plan is administered by the compensation committee of our board of directors.

       Generally, each option granted under the plan is required to expire on or before the tenth anniversary of the date of grant. The exercise price of each ISO is required to be not less than 100% of the fair market value of the underlying stock subject to the option on the date of grant. This minimum exercise price provision is increased, and other conditions and restrictions apply, with respect to awards granted to persons who own or are deemed to own more than 10% of the total combined voting power of all classes of our stock.

       The plan provides for payment of the exercise price of options in the form of cash or, subject to the discretion of the compensation committee of our board of directors, by delivery of shares of our common stock.

       The plan provides for the grant of ISOs only to our employees and the employees of our affiliates. NSOs may be granted to employees, or other persons providing services for us or our affiliates.

2004 Stock Option Plan

       In connection with this offering, we expect to adopt a 2004 Stock Option Plan, which will provide for the award of incentive stock options, or ISOs, and non-qualified stock options, or NSOs. Subject to adjustment in the event of certain corporate transactions or events, we expect a maximum of                      shares of our common stock will be issuable under the plan. Options issued under the plan that expire, are forfeited or otherwise terminate will again be available for grant under the plan. The plan will be administered by the compensation committee of our board of directors.

       Generally, each option granted under the plan will be required to expire on or before the tenth anniversary of the date of grant. The exercise price of each ISO will be required to be not less than 100% of the fair market value of the underlying stock subject to the option on the date of grant. This minimum exercise price provision will be increased, and other conditions and restrictions apply, with respect to awards granted to persons who own or are deemed to own more than 10% of the total combined voting power of all classes of our stock.

       The plan will provide for payment of the exercise price of options in the form of cash or, subject to the discretion of the compensation committee of our board of directors, by delivery of shares of our common stock.

       The plan will provide for the grant of ISOs only to our employees and the employees of our affiliates. NSOs may be granted to employees, or other persons providing services for us or our affiliates.

Option Grants to Non-Employee Directors

       During 2003, each non-employee member of our board of directors, consisting of Mr. Steffen, Mr. Cummings, Ms. Gulyas, Mr. McGinn and Mr. Vieser, was granted an option to purchase 55,000 shares of our common stock at an exercise price of $12.63 per share.

Employment Agreements

David M. Sindelar Executive Employment Agreement

       Mr. David M. Sindelar entered into an amended and restated executive employment agreement with us and certain of our subsidiaries as of October 16, 2003, as amended. Pursuant to his employment agreement, Mr. Sindelar will serve as our Chief Executive Officer through January 31, 2005, unless terminated earlier by us or Mr. Sindelar. Mr. Sindelar is required to devote the amount of time reasonably necessary to faithfully and adequately supervise the overall management of us and our subsidiaries. Subject to the foregoing limitation on his activities, Mr. Sindelar is free to participate in other business endeavors.

       The compensation provided to Mr. Sindelar under his executive employment agreement includes an annual base salary of not less than $920,000 (reduced by any amount of salary actually received by Mr. Sindelar in respect of his severance arrangement with International Wire Group, Inc. from October 16, 2003 to April 15, 2005), subject to upward adjustment at the sole discretion of the Chairman of our board of directors, as well as those benefits customarily accorded to our executives as long as the executive employment agreement is in force. In addition, Mr. Sindelar is entitled to an annual bonus in an amount determined in accordance with Viasystems, Inc.’s incentive compensation plan for senior executives and reimbursement for expenses to own and maintain an automobile.

       Mr. Sindelar’s executive employment agreement also provides that if Mr. Sindelar’s employment is terminated without cause, Mr. Sindelar will continue to receive his then current salary, which shall not be less than $920,000, together with his annual bonus amount, for a period of 18 months following such termination. The executive employment agreement terminates upon Mr. Sindelar’s death or his inability to perform his duties due to mental or physical incapacity for six consecutive months or any one hundred working days out of a twelve month period, and no further compensation shall be payable except that he or his estate, heirs or beneficiaries, as applicable, shall receive his then current salary, together with his annual bonus amount, for a period of 18 months, in addition to benefits otherwise specifically provided for. The agreement also provides medical benefits for his and his spouse’s lifetime.

Timothy L. Conlon Executive Employment Agreement

       Mr. Timothy L. Conlon entered into an amended and restated executive employment agreement with us and certain of our subsidiaries as of January 31, 2003. Pursuant to his employment agreement, Mr. Conlon will serve as our President and Chief Operating Officer through January 31, 2005, unless terminated earlier by us or Mr. Conlon. Mr. Conlon is required to devote the amount of time reasonably necessary to faithfully and adequately supervise our overall financial management.

       The compensation provided to Mr. Conlon under his executive employment agreement includes an annual base salary of not less than $550,000, subject to upward adjustment at the sole discretion of our Chief Executive Officer, as well as those benefits customarily accorded to our executives as long as the executive employment agreement is in force. In addition, Mr. Conlon is entitled to an annual bonus in an amount determined in accordance with Viasystems, Inc.’s incentive compensation plan for senior executives and reimbursement for expenses to own and maintain an automobile.

       Mr. Conlon’s executive employment agreement also provides that if Mr. Conlon’s employment is terminated without cause, Mr. Conlon will continue to receive his then current salary, which shall not be less than $550,000, together with his annual bonus amount, for a period of 18 months following such termination. The executive employment agreement terminates upon Mr. Conlon’s death or his inability to perform his duties due to mental or physical incapacity for six consecutive months or any one hundred working days out of a twelve month period, and no further compensation shall be payable except that he or his estate, heirs or beneficiaries, as applicable, shall receive his then current salary for a period of 18 months, in addition to benefits otherwise specifically provided for. The agreement also provides medical benefits for his and his spouse’s lifetime.

David J. Webster Executive Employment Agreement

       Mr. David J. Webster entered into an amended and restated executive employment agreement with us and certain of our subsidiaries as of January 31, 2003. Pursuant to his employment agreement, Mr. Webster will serve as our Senior Vice President through January 31, 2005, unless terminated earlier by us or Mr. Webster. Mr. Webster is required to devote the amount of time reasonably necessary to faithfully and adequately supervise the overall management of us and our subsidiaries. Subject to the foregoing limitation on his activities, Mr. Webster is free to participate in other business endeavors.

       The compensation provided to Mr. Webster under his executive employment agreement includes an annual base salary of not less than $300,000 subject to upward adjustment at the sole discretion of our Chief Executive Officer, as well as those benefits customarily accorded to our executives as long as the executive employment agreement is in force. In addition, Mr. Webster is entitled to an annual bonus in an amount determined in accordance with Viasystems, Inc.’s incentive compensation plan for senior executives and reimbursement for expenses to own and maintain an automobile.

       Mr. Webster’s executive employment agreement also provides that if Mr. Webster’s employment is terminated without cause, Mr. Webster will continue to receive his then current salary, which shall not be less than $300,000, together with his annual bonus amount, for a period of 18 months following such termination. The executive employment agreement terminates upon Mr. Webster’s death or his inability to perform his duties due to mental or physical incapacity for six consecutive months or any one hundred working days out of a twelve month period, and no further compensation shall be payable except that he or his estate, heirs or beneficiaries, as applicable, shall receive his then current salary, together with his annual bonus amount, for a period of 18 months, in addition to benefits otherwise specifically provided for. The agreement also provides medical benefits for his and his spouse’s lifetime.

Joseph S. Catanzaro Executive Employment Agreement

       Mr. Joseph S. Catanzaro entered into an amended and restated executive employment agreement with us and certain of our subsidiaries as of January 31, 2003. Pursuant to his employment agreement, Mr. Catanzaro will serve as our Senior Vice President and Chief Financial Officer through January 31, 2005, unless terminated earlier by us or Mr. Catanzaro. Mr. Catanzaro is required to devote the amount of time reasonably necessary to faithfully and adequately supervise our overall financial management.

       The compensation provided to Mr. Catanzaro under his executive employment agreement includes an annual base salary of not less than $257,000, subject to upward adjustment at the sole discretion of our Chief Executive Officer, as well as those benefits customarily accorded to our executives as long as the executive employment agreement is in force. In addition, Mr. Catanzaro is entitled to an annual bonus in an amount determined in accordance with Viasystems, Inc.’s incentive compensation plan for senior executives and reimbursement for expenses to own and maintain an automobile.

       Mr. Catanzaro’s executive employment agreement also provides that if Mr. Catanzaro’s employment is terminated without cause, Mr. Catanzaro will continue to receive his then current salary, which shall not be less than $257,000 for a period of 18 months following such termination. The executive employment agreement terminates upon Mr. Catanzaro’s death or his inability to perform his duties due to mental or physical incapacity for six consecutive months or any one hundred working days out of a twelve month period, and no further compensation shall be payable except that he or his estate, heirs or beneficiaries, as applicable, shall receive his then current salary for a period of 18 months, in addition to benefits otherwise specifically provided for. The agreement also provides medical benefits for his and his spouse’s lifetime.

PRINCIPAL AND SELLING STOCKHOLDERS

Principal Stockholders

       The following table sets forth, as of March 31, 2004, information regarding the beneficial ownership of our common stock by each person who beneficially owned more than 5% of any class of our voting securities and by our directors and executive officers, individually, and by our directors and executive officers as a group.

		Percent of Class
	Amount and
	Nature of	Prior to		After
	Beneficial	this		this
	Ownership(1)	Offering		Offering

Name and Address of Beneficial Owner:
Hicks Muse Parties(2)			%		%
c/o Hicks, Muse, Tate & Furst Incorporated 200 Crescent Court, Suite 1600 Dallas, Texas 75201
GSC Parties(3)	4,507,143		%		%
c/o GSC Partners 500 Campus Drive, Suite 220 Florham Park, New Jersey 07932
Fidelity Parties(4)	1,700,000		%		%
c/o Fidelity Management & Research Company
82 Evanshire Street Boston, Massachusetts 02109
Name of Beneficial Owner:
Thomas O. Hicks(2)			%		%
Joe Colonnetta	—	—		—
Richard W. Vieser(5)	18,333	*		*
Robert F. Cummings(5)	18,333	*		*
Diane H. Gulyas(5)	18,333	*		*
Robert A. Hamwee(3)	4,507,143
Richard A. McGinn(5)	18,333	*		*
Christopher J. Steffen(5)	18,333	*		*
David M. Sindelar(5)	115,000	*		*
Timothy L. Conlon(5)	110,000	*		*
David J. Webster(5)	86,580	*		*
Joseph S. Catanzaro(5)	50,000	*		*
Steven S. L. Tang(5)	50,000	*		*
John R. McAlister(5)	20,000	*		*
Gerald G. Sax(5)	20,000	*		*
All executive officers and directors as a group (15 persons)			%		%

*	Represents less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants or other convertible securities that are currently exercisable or exercisable within 60 days of March 31, 2004 are deemed to be outstanding and to be beneficially owned by the person holding those options, warrants or other convertible securities for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	These figures include:

•	shares of common stock (representing 1,299,867 shares of common stock and shares of common stock issuable upon exchange of shares of class A junior preferred stock in connection with this offering) held of record by Hicks, Muse, Tate & Furst Equity Fund III, L.P., a limited partnership, of which the ultimate general partner is Hicks, Muse Fund III Incorporated, an affiliate of Hicks, Muse, Tate & Furst Incorporated.

•	shares of common stock (representing 35,255 shares of common stock and shares of common stock issuable upon exchange of shares of class A junior preferred stock in connection with this offering) held of record by HM3 Coinvestors, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Fund III Incorporated, an affiliate of Hicks, Muse, Tate & Furst Incorporated.

•	shares of common stock (representing 226,306 shares of common stock and shares of common stock issuable upon exchange of shares of class A junior preferred stock in connection with this offering) held of record by HMTF Equity Fund IV (1999), L.P., a limited partnership of which the ultimate general partner is Hicks, Muse (1999) Fund IV, LLC, an affiliate of Hicks, Muse, Tate & Furst Incorporated.

•	shares of common stock (representing 12,048 shares of common stock and shares of common stock issuable upon exchange of shares of class A junior preferred stock in connection with this offering) held of record by Hicks, Muse PG-IV (1999), C.V., of which the ultimate general partner is HM Fund IV Cayman, LLC, an affiliate of Hicks, Muse, Tate & Furst Incorporated.

•	shares of common stock (representing 5,564 shares of common stock and shares of common stock issuable upon exchange of shares of class A junior preferred stock in connection with this offering) held of record by HM 4-SBS (1999) Coinvestors, L.P. a limited partnership of which the ultimate general partner is Hicks, Muse (1999) Fund IV, LLC, an affiliate of Hicks, Muse, Tate & Furst Incorporated.

•	shares of common stock (representing 3,698 shares of common stock and shares of common stock issuable upon exchange of shares of class A junior preferred stock in connection with this offering) held of record by HM 4-EQ (1999) Coinvestors, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse (1999) Fund IV, LLC, an affiliate of Hicks, Muse, Tate & Furst Incorporated.

•	shares of common stock (representing 1,603 shares of common stock and shares of common stock issuable upon exchange of shares of class A junior preferred stock in connection with this offering) held of record by HMTF Private Equity Fund IV (1999), L.P., a limited partnership of which the ultimate general partner is Hicks, Muse (1999) Fund IV, LLC, an affiliate of Hicks, Muse, Tate & Furst Incorporated.

•	12,286,546 shares of common stock (representing 9,873,369 shares of common stock and 2,413,777 shares of common stock issuable upon conversion of 2,177,356 shares of class B senior convertible preferred stock) held of record by Pearl Street II, L.P., a limited partnership of which the ultimate general partner is Hicks, Muse Fund III Incorporated, an affiliate of Hicks, Muse, Tate & Furst Incorporated.

Thomas O. Hicks is (i) a partner, stockholder and a member of the management committee of Hicks, Muse, Tate & Furst Incorporated, (ii) the sole stockholder and director of Hicks, Muse Fund III Incorporated, and (iii) the sole member and manager of Hicks, Muse (1999) Fund IV, LLC and HM Fund Cayman, LLC. Accordingly, Mr. Hicks may be deemed to beneficially own all or a portion of the shares beneficially owned by the HM Parties described above. In addition, Jack D. Furst and John R. Muse are partners, stockholders and members of the management committee of Hicks, Muse, Tate & Furst Incorporated and, accordingly, may be deemed to beneficially own all or a portion of the shares beneficially owned by the HM Parties described above. Each of Messrs. Furst, Hicks, and Muse disclaims the existence of a group and disclaims beneficial ownership of shares of common stock not owned of record by him.

(3)	These figures include:

•	654,801 shares of common stock held of record by GSC Partners CDO Fund, Limited, a Cayman Islands corporation, for which GSCP (NJ), L.P. is the collateral manager. GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P.

•	459,408 shares of common stock held of record by GSC Partners CDO Fund II, Limited, a Cayman Islands corporation, for which GSCP (NJ), L.P. is the collateral manager. GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P.

•	2,186,915 shares of common stock (representing 1,100,553 shares of common stock and 1,086,362 shares of common stock issuable upon conversion of 979,957 shares of class B senior convertible preferred stock) held of record by GSC Recovery II, L.P., a Delaware limited partnership. GSC Recovery II GP, L.P. is the general partner of GSC Recovery II, L.P.; GSC RII, LLC is the general partner of GSC Recovery II GP, L.P.; GSCP (NJ) Holdings, L.P. is the managing member of GSC RII, LLC; GSCP (NJ), L.P. is the manager of GSC Recovery II, L.P.; and GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P.

•	1,206,019 shares of common stock (representing 648,164 shares of common stock and 557,855 shares of common stock issuable upon conversion of 503,215 shares of class B senior convertible preferred stock) held of record by GSC Recovery IIA, L.P., a Delaware limited partnership. GSC Recovery IIA GP, L.P. is the general partner of GSC Recovery IIA, L.P.; GSC RIIA, LLC is the general partner of GSC Recovery IIA GP, L.P.; GSCP (NJ) Holdings, L.P. is the sole member of GSC RIIA, LLC; GSCP (NJ), L.P. is the manager of GSC Recovery IIA, L.P.; and GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P.

•	Each of Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee (a director of Viasystems), Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel, and Andrew Wagner are the executive officers and stockholders of GSCP(NJ), Inc. and the limited partners of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P. By virtue of each of the above entities’ and individuals’ relationship with GSC Recovery II, L.P., GSC Recovery IIA, L.P., GSC Partners CDO Fund, Limited and GSC Partners CDO Fund II, Limited, each may be deemed to have shared voting and investment power over, and be the indirect beneficial owner of, the shares of common stock owned by GSC Recovery II, L.P., GSC Recovery IIA, L.P., GSC Partners CDO Fund, Limited and GSC Partners CDO Fund II, Limited. Each of the above entities and individuals disclaims beneficial ownership of the common stock except to the extent of each entity’s and individual’s pecuniary interest in such common stock.

(4)	These figures include:

•	1,026,780 shares of common stock held by Fidelity Advisor Series II: Fidelity Advisor High Income Advantage Fund.

•	47,440 shares of common stock held by Fidelity Advisor Series I: Fidelity Advisor Leveraged Company Stock Fund.

•	625,780 shares of common stock held by Fidelity Securities Fund: Leveraged Company Stock Fund.

       The Fidelity entities identified above are either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company (FMR Co.). FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of such Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly-owned subsidiary of FMR Corp., a Delaware corporation.

(5)	Represents shares of common stock issuable upon the exercise of options that are exercisable within 60 days.

Selling Stockholders

       If the underwriters exercise their option to purchase additional shares in full, each of the following selling stockholders has agreed to sell the number of shares of common stock indicated as being subject to the over-allotment option. If less than all such option is exercised, the following selling stockholders will offer and sell shares of common stock to the extent of such exercise on a pro-rata basis. If such option is not exercised, the following selling stockholders will not offer or sell any shares of common stock in this offering. The following table lists the selling stockholders and (i) the number of shares of our common stock currently beneficially owned by each such stockholder, (ii) the number of such shares being offered for resale by this prospectus by each such stockholder and (iii) assuming each such stockholder sells all of the shares offered for resale, the number and percentage of shares such stockholder will own after the completion of this offering. Except as otherwise indicated in the footnotes to the table, no selling stockholder has had any position, office or other material relationship, other than as a stockholder, with us or any of our predecessors or affiliates during the past three years and none of the selling stockholders are registered broker-dealers or affiliates of broker-dealers.

			No. of Shares of	Percentage of
		No. of Shares	Common Stock	Shares of
	No. of Shares	of Common	Beneficially	Common Stock
	of Common	Stock	Owned Assuming	Owned Assuming
	Stock	Subject to	Exercise in Full of	Exercise in Full of
	Beneficially	Over-Allotment	Over-Allotment	Over-Allotment
Name of Stockholder	Owned(1)	Option	Option	Option

	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—

(1)	Beneficial ownership is determined under the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Purchases from International Wire Group, Inc.

       In March 2000, Viasystems, Inc. acquired the wire harness business of International Wire Group, Inc., an affiliate of Hicks Muse. Our wire harness operations, in accordance with a supply agreement entered into in connection with our acquisition of the wire harness business, purchased an aggregate of $34.1 million of insulated wire products from International Wire Group, Inc. in the year ended December 31, 2003. The terms of the supply agreement are consistent with terms prevailing in an arms length transaction. The negotiated terms of the supply agreement include the pricing, purchase commitment, payment, quality and liability terms. Mr. Hicks, a member of our board of directors, is a principal stockholder of Hicks, Muse, Tate & Furst Incorporated, which is affiliated with the entities that control International Wire Group, Inc.

       Under the terms of the purchase agreement, International Wire Group, Inc. agreed to indemnify Viasystems, Inc. for various matters associated with the pre-acquisition operations of the wire harness business, including product liability claims related to hose assemblies manufactured by one of the acquired companies through 1997. Certain claims have been asserted against International Wire Group, Inc. by insurers as subrogees of their insured homeowners with respect to property damages arising from the failure of allegedly defective washing machine hose assemblies manufactured by one of the acquired companies. International Wire has submitted such claims to its insurers and to date has defended and/or settled all such claims consistent with its indemnity obligations. International Wire filed for protection under chapter 11 of the Bankruptcy Code on March 24, 2004. Under the terms of International Wire’s contemplated plan of reorganization, it will assume the obligations under its indemnity to us. While International Wire has advised us that it believes its insurance coverage is sufficient to address the substantial majority of such product liability claims and that, based upon the reduction in leverage contemplated by its plan of reorganization, it will be financially capable of honoring any further uninsured claims, there can be no assurance of the foregoing, in which case insurers could potentially assert claims directly against one of the acquired companies.

Stockholders Agreement

       On January 31, 2003, we entered into a Stockholders Agreement with certain persons acquiring our shares of capital stock in connection with the Reorganization, including certain affiliates of Hicks Muse, which control a majority of our voting stock, and certain affiliates of GSC. The following is a summary of the material provisions of the Stockholders Agreement, as amended.

      Board of Directors

       The Stockholders Agreement provides that our board of directors will be comprised of at least nine members as follows: our chief executive officer; five members designated for election by affiliates of Hicks Muse; and three members designated for election by affiliates of GSC and the other stockholder parties to the Stockholders Agreement other than Hicks Muse. In addition, affiliates of Hicks Muse, on the one hand, and affiliates of GSC and the other stockholder parties to the Stockholders Agreement other than Hicks Muse, on the other hand, have the right to jointly designate additional members to our board of directors. The Stockholders Agreement also provides that the compensation committee of our board of directors will be comprised of two members designated by the Hicks Muse board designees and one member designated by the GSC and non-Hicks Muse stockholders’ board designees, so long as such individuals are qualified to serve in such capacity. To the extent that our equity ownership held by Hicks Muse or GSC and the other non-Hicks Muse stockholders is reduced by disposition during the term of the Stockholders Agreement, such constituency’s right to designate directors for election (and to appoint compensation committee members) shall be reduced as set forth in the Stockholders Agreement.

      Hicks Muse Protections

       The Stockholders Agreement provides that so long as Hicks Muse owns at least 50.1% of the fully-diluted common stock, without approval of Hicks Muse, we will not incur certain material indebtedness or financial obligations. If Hicks Muse owns less than 50.1% of the fully-diluted common stock, the Stockholders Agreement provides that without approval of Hicks Muse, we will not take any of the following actions: (1) redeem or repurchase of any of its outstanding capital stock; (2) declare or make any dividend or other distribution on, or an account of, capital stock; (3) consummate any corporate reorganizations, including dissolution, liquidation, reorganization or act of bankruptcy; (4) consummate any merger, sale of all or substantially all assets or any other transaction that results in a “change of control,” other than in any transaction based on an enterprise value in excess of $828 million; (5) incur certain material indebtedness or financial obligations; (6) other than as part of a transaction permitted under clause (4) above, sell or transfer (by lease or otherwise) material businesses; and/or (7) change the number of directors on the board.

      GSC and Other Non-Hicks Muse Stockholders Protections

       The Stockholders Agreement provides that without approval of at least a majority in interest of GSC and the other non-Hicks Muse stockholders, we will not take any of the following actions: (1) redeem or repurchase of any of its outstanding capital stock; (2) declare or make any dividend or other distribution on, or an account of, capital stock; (3) consummate any corporate reorganizations, including dissolution, liquidation, reorganization or act of bankruptcy; (4) consummate any merger, sale of all or substantially all assets or any other transaction that results in a “change of control,” other than in any transaction based on an enterprise value in excess of $828 million; (5) incur certain material indebtedness or financial obligations; (6) other than as part of a transaction permitted under clause (4) above, sell or transfer (by lease or otherwise) material businesses; and/or (7) change the number of directors on the board.

      Common Stock Registration Rights

       The Stockholders Agreement provides that the holders of 15% or more of the outstanding shares of our common stock held by the parties to the Stockholders Agreement (including securities convertible into our common stock) at any time after this offering shall be entitled to demand up to three registrations of their registrable common stock on Form S-3 (or, if Form S-3 is not then available to us, Form S-1, or any successor forms).

       The Stockholders Agreement further provides that at any time after this offering holders of registrable common stock shall be entitled to piggyback onto any registration under the Securities Act of our common stock or other equity securities effected by us on any forms other than Form S-4 or S-8 (or any successor or similar forms(s)) for our own account or for the account of any other holders. We shall have priority in any registration we have initiated for our own account, including any demand registration converted into a registration for our own account as provided in the Stockholders Agreement. Any cutback required with respect to the holders exercising piggyback registration rights shall be effected on a pro rata basis.

Monitoring and Oversight Agreement

       Viasystems, Inc. entered into a ten-year monitoring and oversight agreement with an affiliate of Hicks Muse, effective as of January 31, 2003. The monitoring and oversight agreement will be terminated in connection with this offering; provided, however, that Viasystems, Inc. will continue to be obligated to indemnify Hicks Muse, its affiliates, and their respective directors, officers, controlling persons, agents and employees from and against all claims, liabilities, losses, damages, expenses and fees and disbursements of counsel related to or arising out of or in connection with the services rendered under the monitoring and oversight agreement and not resulting primarily from bad faith, gross negligence or willful misconduct.

Financial Advisory Services

       We have entered into financial advisory services agreements with an affiliate of Hicks Muse and certain affiliates of GSC pursuant to which we will pay such affiliates a total of $4.5 million for providing investment banking, financial advisory and other similar services in connection with this offering. We have agreed to indemnify Hicks Muse and GSC and their respective affiliates, directors, officers, controlling persons, agents and employees from and against all claims, liabilities, losses, damages, expenses and fees related to or arising out of or in connection with the services rendered under the financial advisory agreements and not resulting primarily from bad faith, gross negligence or willful misconduct. The services that have been provided by the affiliate of Hicks Muse and the affiliates of GSC could not otherwise be obtained by us without the addition of personnel or the engagement of outside professional advisors.

Participation in the Reorganization

       Hicks Muse was our principal stockholder prior to consummation of the Reorganization and Hicks Muse designees represented a majority of our pre-Reorganization board of directors. Hicks Muse was also a principal participant in the Reorganization. As a consequence of its exchange of bank debt, senior notes and senior subordinated notes in connection with the Reorganization, including the rights offering and exchange consummated in connection with the Reorganization, affiliates of Hicks Muse acquired shares of common stock and class B senior convertible preferred stock representing 52.8% of the fully diluted common stock of our reorganized company and shares of class A junior preferred stock with an aggregate liquidation preference of $120.1 million. In consideration for its commitment to purchase unsubscribed shares in the rights offering, Hicks Muse received a fee of $0.6 million.

Consulting Arrangement

       In connection with our restructuring activities, commencing December 2001, Viasystems, Inc. engaged Katia Advisors LLC to provide sales and marketing consulting services related to strategic marketing opportunities. Such services were provided on a month-by-month basis and effective December 1, 2003 Viasystems, Inc. discontinued using these services. As of December 1, 2003, Viasystems, Inc. had paid Katia Advisors an aggregate of $520,000. These services were provided by Richard McGinn, a partner of Katia and a member of our board of directors.

Senior Credit Facility Lenders

       Certain affiliates of GSC and Hicks Muse are lenders under our current senior credit facility. Certain affiliates of GSC hold approximately $0.6 million under the term B loan and have commitments of approximately $5 million under the revolving portion of our current senior credit facility and have received commitment fees of approximately $2.5 million in the aggregate in respect thereof. Affiliates of Hicks Muse have commitments of approximately $5 million under the revolving portion of our current senior credit facility and have received commitment fees of approximately $           million in the aggregate in respect thereof. Our current senior credit facility will be refinanced concurrently with this offering and the affiliates of GSC and Hicks Muse will not be lenders under the new facility.

DESCRIPTION OF CAPITAL STOCK

       The following is a summary of our capital stock after giving effect to the anticipated amendment and restatement of our certificate of incorporation and bylaws.

Common Stock

       We are authorized to issue up to 100 million shares of common stock having a par value of $0.01 per share. As of March 31, 2004, there were issued and outstanding 20,690,297 shares of common stock, a majority of which is held by affiliates of Hicks Muse. The holders of common stock are entitled to vote upon all matters submitted to a vote of our stockholders and are entitled to one vote for each share of common stock held. Holders of common stock do not have preemptive rights. Subject to the prior rights and preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive dividends as may be declared by our board of directors from time to time. As of March 31, 2004, there were nine holders of record of our common stock.

Preferred Stock

       After the redemption and exchange of all of the outstanding shares of our class A junior preferred stock and the conversion of all of the outstanding shares of our class B senior convertible preferred stock in connection with this offering, we will have no preferred stock issued or outstanding. Our amended and restated certificate of incorporation, however, allows us to issue without stockholder approval preferred stock having rights senior to those of our common stock. Our board of directors will be authorized, without further stockholder approval, to issue up to 25 million shares of preferred stock in one or more series and to fix the rights, preferences, privilege and restrictions of any series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock could also have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Warrants to Purchase Common Stock

       We issued to certain pre-petition holders of our then outstanding preferred stock interests and our general unsecured claims warrants to purchase 1,436,171 shares of our common stock at an exercise price of $25.51 per share. The warrants are immediately exercisable and expire on January 31, 2010.

Options to Purchase Common Stock

       Under our 2003 Stock Option Plan, we have granted options to our and our subsidiaries’ employees to purchase an aggregate of 2,136,400 shares of our common stock, at an exercise price of $12.63 per share, as of March 31, 2004. We have a total of 627,378 shares that remain available for issuance under the 2003 Stock Option Plan. Under our 2004 Stock Option Plan, we expect to have a total of                      shares reserved for issuance. As of March 31, 2004, we have granted options to purchase an aggregate of 275,000 shares of our common stock, at an exercise price of $12.63 per share, to the non-employee members of our board of directors.

Antitakeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

       The following is a summary of our certificate of incorporation and bylaws after giving effect to their anticipated amendment and restatement:

      Delaware Takeover Statute

       We will be subject to Section 203 of the Delaware General Corporation Law, or DGCL. This statute regulating corporate takeovers prohibits subject Delaware corporations from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

       Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of our outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

      Amended and Restated Certificate of Incorporation and Bylaw Provisions

       Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Viasystems to first negotiate with us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these anti-takeover provisions would require approval by holders of at least 66 2/3% of our outstanding common stock entitled to vote.

       In particular, our amended and restated certificate of incorporation and amended and restated bylaws will provide for the following:

Staggered Board of Directors. Our board of directors will be divided into three classes of the same or nearly the same number of directors, each serving staggered three-year terms, which means that only one class of directors will be elected at each annual meeting or special meeting in lieu of such annual meeting. Our directors will also not be subject to removal, except for cause, prior to the expiration of their term. These provisions may make the removal of incumbent directors difficult and may discourage third parties from attempting to circumvent the anti-takeover effects of our amended and restated certificate of incorporation and amended and restated bylaws by removing our incumbent directors.

No Written Consent of Stockholders. Any action to be taken by our stockholders will have to be effected at a duly called annual or special meeting and may not be effected by written consent.

Special Meetings of Stockholders. Special meetings of our stockholders will have to be called only by (i) the Chairman of our board of directors, (ii) our Chief Executive Officer or (iii) our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Advance Notice Requirement. Stockholder proposals to be brought before an annual meeting of our stockholders will have to comply with advance notice procedures. These advance notice procedures will require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to our board of directors. Generally, to be timely, notice will have to be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.

Amendment of Bylaws and Certificate of Incorporation. The approval of not less than 66 2/3% of the outstanding shares of our capital stock entitled to vote will be required to amend any bylaws by stockholder action, or to amend the provisions of our amended and restated certificate of incorporation that are described in this section. These provisions will make it more difficult to circumvent the anti-takeover provisions of our amended and restated certificate of incorporation and our amended and restated bylaws.

Issuance of Undesignated Preferred Stock. Our board of directors will be authorized to issue, without further action by the stockholders, up to 25 million shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock will enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Indemnification of Directors and Officers

       Our amended and restated certificate of incorporation and amended and restated bylaws provide a right to indemnification to the fullest extent permitted by law to any person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether by or in our right or otherwise, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was our director or officer or is or was serving at our request as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan, and that such person will be indemnified and held harmless by us to the fullest extent authorized by, and subject to the conditions and procedures set forth in the DGCL, against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, certain taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person. Our amended and restated

certificate of incorporation and amended and restated bylaws also provide for the advancement of expenses to an indemnified party. Additionally, we may indemnify any employee or agent of ours to the fullest extent permitted by law. Our amended and restated bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.

Limitations on Liability and Indemnification of Officers and Directors

       Our amended and restated certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	the payment of unlawful dividends and unlawful repurchase or redemption of our capital stock prohibited by the DGCL; and

•	any transaction from which the director derived any improper personal benefits.

The effect of this provision of our amended and restated certificate of incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care.

Transfer Agent and Registrar

       The transfer agent and registrar for our common stock is Computershare Investor Services.

Nasdaq National Market

       We have applied to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol “VIAS.”

DESCRIPTION OF INDEBTEDNESS

Senior Credit Facility

       Concurrently with the consummation of this offering, Viasystems, Inc. expects to enter into a new credit agreement among JPMorgan Chase Bank, as administrative agent, Lehman Commercial Paper Inc., as syndication agent, Goldman Sachs Credit Partners L.P., as documentation agent, and the several banks and financial institutions parties thereto, which we expect to provide for a senior credit facility consisting of a $210.0 million seven-year amortizing term loan and a six-year revolving credit facility in an amount of $45.0 million (including, as a sub-facility of the revolving credit facility, a $15.0 million letter of credit facility). A portion of the proceeds from this offering will be used to repay a portion of the current senior credit in connection with the refinancing of such facility concurrently with this offering.

       The following is a summary description of what we expect the principal terms and conditions of the new senior credit facility to be. The description is not intended to be exhaustive and is qualified in its entirety by reference to the provisions of the definitive agreement.

      Interest Rates and Fees

       We may choose to pay interest on advances under the senior credit facility at either a eurodollar rate or a base rate plus the following applicable margin: (1) for base rate term loan facility advances,           % per annum; (2) for eurodollar rate term loan facility advances,           % per annum; (3) for base rate revolving credit facility advances,           % per annum; and (4) for eurodollar rate revolving credit facility advances,           % per annum. The default rate is           % above the rate otherwise applicable. We also have an annual commitment fee of           % on the unused balance of our revolving credit facility and a letter of credit fee equal to           % plus the applicable margin in respect of revolving credit facility advances (or in the case of certain letters of credit assumed in connection with the Reorganization, the term loan facility advances) at the eurodollar rate on the average daily face amount of such letters of credit.

      Security and Guarantees

       We and all of Viasystems, Inc.’s domestic subsidiaries have jointly and severally guaranteed the obligations under the senior credit facility. The collateral for the senior credit facility includes all or substantially all of our assets and all or substantially all of the assets of Viasystems, Inc. and each of the subsidiary guarantors. The term loan facility, and the liens and guarantees in respect thereof, are junior to the revolving credit facility, and the liens and guarantees in respect thereof.

      Covenants

       The senior credit facility requires Viasystems, Inc. to observe certain conditions, affirmative covenants and negative covenants (including financial covenants), including the following financial covenants: (1) minimum interest coverage, (2) maximum total leverage and (3) maximum capital expenditures.

      Maturity

       The term loan facility is required to be repaid in full at maturity on the seventh anniversary of the closing of this offering.

      Optional Prepayments

       Viasystems, Inc. may prepay the loans under the senior credit facility in a minimum amount of $500,000 and additional integral amounts in multiples of $100,000. The commitments under the revolving credit facility may not be reduced until the repayment of the term loan facility.

      Mandatory Prepayments

       Viasystems, Inc. must prepay the term loan facility and reduce the commitments under the revolving credit facility by the following amounts (subject to certain exceptions):

•	an amount equal to 100% of the net proceeds of any incurrence of certain indebtedness by Viasystems or any of its subsidiaries;

•	an amount equal to 100% of the net proceeds of any sale or other disposition by Viasystems or any of its subsidiaries of any material assets, except for (1) the sale of inventory or obsolete or worn-out property in the ordinary course of business, (2) the proceeds of certain specified asset sales, (3) transfers resulting from casualty or condemnation and (4) other customary exceptions; and

•	if Viasystems, Inc.’s cash and cash equivalents on hand as of December 31 of each year (commencing with December 31, 2004) exceeds certain amounts, an amount equal to .

       The lenders under the senior credit facility will apply each mandatory prepayment to any outstanding borrowings under the term loan facility. Once Viasystems, Inc. pays all outstanding borrowings under the term loan facility, it must cash collateralize the letters of credit and permanently reduce the commitments in respect of the revolving credit facility.

Senior Subordinated Notes

       On December 17, 2003, Viasystems, Inc. issued $200.0 million aggregate principal amount of 10.5% senior subordinated notes due 2011. The following is a brief summary of the material provisions of the notes.

       The notes mature on January 15, 2011. Interest on the notes accrues at the rate of 10.5% per annum and is payable semiannually. The notes are unsecured obligations of Viasystems, Inc., ranking subordinate in right of payment to all senior indebtedness, including the senior credit facility, on par with any future senior indebtedness that is subordinated in right of payment to senior indebtedness of Viasystems, Inc., and senior to all indebtedness of Viasystems, Inc. that is subordinate in right of payment to the notes by written agreement. The notes are guaranteed by all current and future domestic subsidiaries of Viasystems, Inc.

       The notes may be redeemed at any time prior to January 15, 2008 at the redemption price of 100% plus a “make-whole” premium as described in the indenture. On and after January 15, 2008, the notes will be redeemable at the following redemption prices (expressed in percentages of principal amount) if redeemed during the twelve-month period beginning on January 15 of the years set forth below, plus, in each case, accrued and unpaid interest to the redemption date:

Redemption
Period	Price

2008	105.250%
2009	102.625%
2010 and thereafter	100.000%

       In addition, at any time and from time to time prior to January 15, 2007, Viasystems, Inc. may redeem in the aggregate up to $70.0 million principal amount of the notes with the net cash proceeds of one or more equity offerings by us or Viasystems, Inc. (to the extent, in the case of us, that the net cash proceeds of the offering are contributed to the common or non-redeemable preferred equity capital of Viasystems, Inc.) at a redemption price (expressed as a percentage of principal amount) of 110.50%, plus accrued and unpaid interest, if any, to the redemption date; provided, however, that at least $130.0 million aggregate principal amount of the notes must remain outstanding after each redemption. A portion of the proceeds from this offering will be used to redeem $70.0 million principal amount of the notes and to pay all premiums and interest in connection with such redemption. See “Use of Proceeds.”

       Each holder of the notes has the right to require Viasystems, Inc. to repurchase all or any part of that holder’s notes upon the occurrence of a change of control, including upon a sale of substantially all of the assets of Viasystems, Inc. or the acquisition of a majority of the voting power of Viasystems, Inc. by persons other than Hicks Muse or Hanley Partners, Inc., or any of their affiliates, at a redemption price equal to 101.00% of principal amount, plus accrued and unpaid interest.

       The indenture governing the notes contains restrictive covenants which, among other things, limit the ability (subject to exceptions) of Viasystems, Inc. and some of its subsidiaries to:

•	incur additional debt;

•	pay dividends or distributions on, or redeem or repurchase, its capital stock;

•	create certain liens without securing the notes;

•	make investments;

•	engage in transactions with affiliates;

•	transfer or sell assets;

•	guarantee debt;

•	restrict dividends or other payments to Viasystems, Inc.;

•	consolidate, merge or transfer all or substantially all of its assets and the assets of its subsidiaries; and

•	engage in unrelated businesses.

       Upon the occurrence of events of default specified in the indenture, the trustee for the notes or the holders of at least 25% of the principal amount of the outstanding notes may declare the principal amount then outstanding of, and accrued but unpaid interest, if any, on, all of the notes to be due and payable. Upon the happening of other events of default specified in the indenture, the principal amount then outstanding of, and accrued but unpaid interest, if any, on, all of the notes will automatically become due and payable without any action by the trustee or the holders of the notes.

       Viasystems, Inc. may terminate most of its obligations under the indenture governing the notes at any time by irrevocably depositing in trust with the trustee money or U.S. government obligations for the payment of principal, premium (if any), and interest on the notes to maturity or any redemption date specified by Viasystems, Inc., together with satisfying other conditions and obligations set forth in the indenture.

Subordinated Promissory Notes

       In connection with the consummation of the Reorganization, Viasystems, Inc. has disputed claims against certain holders of pre-petition general unsecured claims against it in the amount of $1.0 million. All disputed claims which become allowed claims will receive subordinated promissory notes from Viasystems, Inc. in an aggregate principal amount equal to 100% of such allowed claim. The subordinated promissory notes will be subordinated to all indebtedness under the senior credit facility and all other indebtedness of Viasystems, Inc. for borrowed money and will be non-transferable. The subordinated promissory notes will bear interest, payable semi-annually, at an annual rate of 3% through September 30, 2008, and at the prime commercial lending rate published by The Wall Street Journal for periods thereafter. Principal under the subordinated promissory notes will be due and payable according to the following schedule:

December 31, 2008	22% of principal
June 30, 2009	11% of principal
December 31, 2009	33% of principal
June 30, 2010	11% of principal
December 31, 2010	23% of principal

Agreement with the Secretary of State for Trade and Industry of the United Kingdom

       In connection with the consummation of the Reorganization and pursuant to an agreement among us, the Secretary of State for Trade and Industry of the United Kingdom, and Viasystems, Inc., dated January 31, 2003, Viasystems, Inc. has agreed to pay, and we have guaranteed its obligation to pay, the Secretary of State for Trade and Industry of the United Kingdom a principal amount of £9.0 million. Interest on outstanding principal is payable semi-annually at an annual rate of 3% through September 30, 2008, and at the Bank of England Base Rate plus 2% for periods thereafter. Under the agreement, principal becomes due and payable according to the following schedule:

December 31, 2008	£2.0 million
June 30, 2009	£1.0 million
December 31, 2009	£3.0 million
June 30, 2010	£1.0 million
December 31, 2010	£2.0 million

SHARES ELIGIBLE FOR FUTURE SALE

       As of the date of this prospectus, we had                      shares of common stock outstanding. In addition, we had outstanding warrants to purchase 1,436,171 shares of common stock, at an exercise price of $25.51 per share, outstanding options to purchase 2,411,400 shares of our common stock, all exercisable at a price of $12.63 per share, and                     additional shares available for future awards under our stock option plans. All of our outstanding shares of common stock, as well as the shares of common stock issuable upon exercise of outstanding stock options and warrants, are or will be freely tradable without restriction or further registration under the federal securities laws, except to the extent they are held by one of our affiliates, as that term is defined in Rule 144 under the Securities Act.

       In general, under Rule 144 as currently in effect, sales by an “affiliate” of the company are limited within any three-month period to a number of shares that does not exceed the greater of (1) one percent of the then outstanding shares of our common stock or (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which a notice of sale is filed with the Securities and Exchange Commission. As currently defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Sales by affiliates under Rule 144 are also subject to certain other restrictions relating to manner of sale, notice and the availability of current public information about the company.

       We and our directors, executive officers and stockholders holding an aggregate of                      shares, or      %, of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co.

       Upon the completion of this offering these directors, executive officers and stockholders will hold approximately      % of our outstanding shares of common stock. After the expiration of the 180 day “lock-up” period to which these parties are subject, these individuals and entities will be entitled to dispose of their remaining shares, although the shares of common stock held by our affiliates, absent registration of the sale under the Securities Act, will be subject to the volume and other restrictions of Rule 144 under the Securities Act. In addition, Goldman, Sachs & Co. may, in its sole discretion and at any time without notice, release all or a portion of the shares subject to the lock-up. The shares that are released from the lock-up will be freely tradable without restriction or further registration under the federal securities laws, except to the extent they are held by one of our affiliates. Certain of our senior executive officers, including our chief executive officer and chief financial officer, may from time to time establish trading plans pursuant to Rule 10b5-1 adopted by the Securities and Exchange Commission in order to make periodic sales of common stock. However, no sales will take place under these plans during the 180 day “lock-up” period.

       Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. See “Risk Factors — Risks Related to Our Common Stock — Future sales of common stock by our existing stockholders may cause our stock price to fall.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

OF OUR COMMON STOCK

       The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of our common stock who acquired such common stock in this offering and holds it as a capital asset for U.S. federal income tax purposes and who is generally an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any subdivision thereof;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source; and

•	a trust subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons.

       The following discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws (including partnerships or other pass-through entities, certain financial institutions and insurance companies, tax-exempt entities, dealers in securities or foreign currencies, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction and persons who hold or receive common stock as compensation) or certain U.S. expatriates (including certain former citizens and residents of the United States). If a partnership or other entity taxable as a partnership for U.S. federal income tax purposes holds common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partners are urged to consult their tax advisors. The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

       THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OF HOLDING AND DISPOSING OF COMMON STOCK.

U.S. Trade or Business Income

       For purposes of the following discussion, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (1) effectively connected with the conduct of a U.S. trade or business or (2) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States. Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate that an applicable income tax treaty may specify.

Dividends

       Distributions made on our common stock generally will be taxable as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution made on our common stock exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the holder’s adjusted tax basis in such common stock and thereafter as capital gain, which will be long-term or short-term capital gain depending upon whether the holder has held such common stock for more than one year.

       Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate unless the dividends are U.S. trade or business income and the Non-U.S. Holder files a properly executed IRS Form W-8ECI with the withholding agent.

       The 30% withholding rate may be reduced if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Generally, to claim the benefits of an income tax treaty, a Non-U.S. Holder of common stock will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its tax advisor regarding its entitlement to benefits under a relevant income tax treaty.

Disposition of Common Stock

       A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

•	the gain is U.S. trade or business income;

•	the Non-U.S. Holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the common stock.

       The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC when a Non-U.S. Holder sells its shares of common stock.

Federal Estate Taxes

       Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. Because U.S. federal tax law uses different tests to determine whether an individual is a non-resident alien for income tax and estate tax purposes, some individuals may be “Non-U.S. Holders” for purposes of the U.S. federal income tax discussion above, but not for purposes of the U.S. federal estate tax discussion contained in the previous sentence, and vice versa.

Information Reporting Requirements and Backup Withholding Tax

Dividends

       We must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding or that is exempt from U.S. withholding tax pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Dividends paid to Non-U.S. Holders of common stock generally will be exempt from backup withholding (currently at a rate of 28%) if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Disposition of Common Stock

       The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding (currently at a rate of 28%) unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge or reason to know to the contrary.

       Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, if the holder timely provides the required information to the IRS.

UNDERWRITING

       The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Thomas Weisel Partners LLC
UBS Securities LLC

Total

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                      shares from certain of our stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. For a list of the selling stockholders and the number of shares of common stock being offered by each such stockholder, see “Principal and Selling Stockholders — Selling Stockholders.” If less than all of such option is exercised, the selling stockholders will offer and sell shares of common stock to the extent of such exercise on a pro-rata basis.

       The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                     additional shares.

Paid by the Company

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms.

       The company and its directors, officers, employees and certain stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

       Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the company’s business potential and earnings prospects, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

       Application has been made to quote the common stock on the Nasdaq National Market under the symbol “VIAS.”

       In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market or otherwise.

       Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

       The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

       Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (2) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer securities in Japan to a list of 49 offerees in accordance with the above provisions.

       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

       The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          .

       The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Lehman Brothers Inc. acted as initial purchasers in connection with the $200 million offering in December 2003 of Viasystems, Inc.’s 10.50% senior subordinated notes due January 15, 2011. JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is the administrative agent and a lender under Viasystems, Inc.’s senior credit facility. The company will use a portion of the net proceeds from this offering to repay term loan borrowings under the senior credit facility in connection with the refinancing of such facility concurrently with this offering. JPMorgan Chase Bank expects to act as administrative agent and a lender under Viasystems, Inc.’s new senior credit facility. Lehman Commercial Paper Inc. expects to act as syndication agent and a lender under the new senior credit facility and Goldman Sachs Credit Partners L.P. expects to act as documentation agent and a lender under the new senior credit facility.

LEGAL MATTERS

       The validity of the common stock offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York and by Latham & Watkins LLP, New York, New York for the underwriters. A number of partners of Weil, Gotshal & Manges LLP are investors in Hicks Muse-sponsored limited partnerships that, as of March 31, 2004, owned an aggregate of            shares of our common stock attributable to the gross investment by those partners.

EXPERTS

       The consolidated financial statements of Viasystems Group, Inc. and its subsidiaries as of December 31, 2002 and December 31, 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the adoption of Statement of Financial Standards No. 142, Goodwill and Other Intangible Assets) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

       We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 (Registration No. 333-113664) with respect to the common stock offered by us. This prospectus does not contain all the information set forth in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and our common stock. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

       Upon effectiveness of the registration statement of which this prospectus is a part, we will become subject to the periodic reporting and to the informational requirements of the Exchange Act and will file information with the SEC, including annual, quarterly and special reports. Such annual reports will contain financial statements certified by our independent auditors. You may read and copy any document we file with the SEC at the SEC’s public reference room at the following address:

Securities and Exchange Commission

Public Reference Room
450 Fifth Street, N.W.
Washington D.C. 20549

       You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as us who file electronically with the SEC.

       You may obtain copies of our SEC reports, at no cost, by telephoning us at (314) 727-2087 or by writing us at Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri, 63105.

Report of Independent Auditors

To the Board of Directors and Stockholders of Viasystems Group, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Viasystems Group, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” as of January 1, 2002.

/s/ PRICEWATERHOUSECOOPERS LLP

Fort Worth, Texas

March 16, 2004

Viasystems Group, Inc. & Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	Year Ended
	December 31,

	2002	2003

ASSETS
Current assets:
Cash and cash equivalents	$83,060	$64,161
Accounts receivable net of allowance for doubtful accounts of $10,893 and $10,028, respectively	118,818	135,378
Inventories	75,329	87,744
Prepaid expenses and other	34,342	38,293

Total current assets	311,549	325,576
Property, plant and equipment, net	281,252	219,765
Deferred financing costs, net	23,451	8,806
Goodwill	166,619	173,350
Intangible assets, net	21,688	11,129
Other assets	9,889	20,417

Total assets	$814,448	$759,043

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current maturities of long-term debt and amounts subject to acceleration in 2002	$526,029	$943
Accounts payable	97,148	141,542
Accrued and other liabilities	71,505	69,857
Income taxes payable	388	589

Total current liabilities	695,070	212,931
Deferred taxes	15,623	18,650
Long-term debt, less current maturities	529	455,300
Other non-current liabilities	11,761	8,138
Liabilities subject to compromise	639,256	—
Class A Junior preferred stock	—	89,559

Total liabilities	1,362,239	784,578
Series B preferred stock	57,919	—
Class B Senior convertible preferred stock	—	56,391
Commitment and contingencies
Stockholders’ equity (deficit)
Common stock, par value $.01 per share, 500,000,000 and 100,000,000 shares authorized; 141,534,081 and 20,690,297 shares issued and outstanding in 2002 and 2003, respectively	1,416	207
Paid-in capital	1,575,299	1,893,288
Accumulated deficit	(2,161,155)	(1,971,005)
Treasury stock, at cost	(122)	—
Accumulated other comprehensive loss	(21,148)	(4,416)

Total stockholders’ deficit	(605,710)	(81,926)

Total liabilities and stockholders’ deficit	$814,448	$759,043

The accompanying notes are an integral part of the consolidated financial statements.

Viasystems Group, Inc. & Subsidiaries

Consolidated Statements of Operations

(In thousands, except share and per share amounts)

	Year Ended December 31,

	2001	2002	2003

Net sales	$1,206,536	$864,047		$751,483
Operating expenses:
Cost of goods sold, exclusive of items shown separately below	1,042,886	697,802		597,546
Selling, general and administrative	96,838	88,160		64,318
Stock compensation expense	—	—		1,383
Depreciation	79,718	74,221		66,070
Amortization	46,574	16,344		3,065
Write-off of amounts due from affiliates	144,099	—		—
Restructuring and impairment charges	152,265	52,697		67,054
Goodwill impairment	129,109	—		155
Losses on dispositions of assets, net	—	85,531		1,226

Operating loss	(484,953)	(150,708)		(49,334)
Other expenses (income):
Interest expense, net	97,174	81,898		37,078
Amortization of deferred financing costs	4,013	4,955		104
Reorganization items:
Reorganization expenses	—	22,537		55,968
Gain from debt forgiveness	—	—		(339,393)
Other expense (income), net	879	(900)		6,759

(Loss) income before income taxes	(587,019)	(259,198)		190,150
Income taxes	—	—		—

Net (loss) income	$(587,019)	$(259,198)		$190,150

Less: Paid-in-kind dividends or accretion on preferred stock	5,511	6,307		4,799
Add: Series B preferred stock cancellation and issuance of warrants (see Note 18)	—	—		50,954

Net (loss) income available to common stockholders	$(592,530)	$(265,505)		$236,305

Basic earnings (loss) per share	$(4.21)	$(1.88)		$7.68
Diluted earnings (loss) per share (see Note 19)	$(4.21)	$(1.88)		$6.92
Weighted average shares outstanding:
Basic	140,891,151	141,532,831		30,760,508
Diluted	140,891,151	141,532,831		34,832,072
Pro forma earnings per share (unaudited):
Pro forma basic earnings per share (see Note 19)				$11.42
Pro forma diluted earnings per share (see Note 19)				$9.59
Pro forma as adjusted basic earnings per share (see Note 1)			$

Pro forma as adjusted diluted earnings per share (see Note 1)			$

The accompanying notes are an integral part of the consolidated financial statements.

Viasystems Group, Inc. & Subsidiaries

Consolidated Statements of Stockholders’ Equity (Deficit) and Comprehensive Income

(In thousands, except share and per share amounts)

							Accumulated
	Common						And Other
	Stock	Common	Paid in	Notes Due	Accumulated	Treasury	Comprehensive
	Shares	Stock	Capital	from Affiliates	Deficit	Stock	Income (Loss)	Total

Balance at December 31, 2000	139,277,105	$1,393	$1,555,269	$(124,532)	$(1,314,938)	$(122)	$(27,239)	$89,831
Comprehensive loss:
Net loss	—	—	—	—	(587,019)	—	—	(587,019)
Foreign currency translation adjustments, net of taxes of $0	—	—	—	—	—	—	(15,640)	(15,640)

Total comprehensive loss								(602,659)

Paid-in-kind dividends of 135,794 shares of Series B preferred stock	—	—	(5,511)	—	—	—	—	(5,511)
Issuance of Senior Unsecured Notes and related Stock Purchase Warrants	—	—	29,964	—	—	—	—	29,964
Paid-in-kind notes for interest on notes due from affiliates	—	—	—	(3,079)	—	—	—	(3,079)
Write-off of notes due from affiliates	—	—	—	127,611	—	—	—	127,611
Issuance of common stock under stock option plan	70,821	1	148	—	—	—	—	149
Issuance of common stock for business combinations	2,186,155	22	1,736	—	—	—	—	1,758

Balance at December 31, 2001	141,534,081	1,416	1,581,606	—	(1,901,957)	(122)	(42,879)	(361,936)
Comprehensive loss:
Net loss	—	—	—	—	(259,198)	—	—	(259,198)
Foreign currency translation adjustments, net of taxes of $0	—	—	—	—	—	—	21,731	21,731

Total comprehensive loss								(237,467)

Paid-in-kind dividends of 146,988 shares of Series B preferred stock	—	—	(6,307)	—	—	—	—	(6,307)

Balance at December 31, 2002	141,534,081	1,416	1,575,299	—	(2,161,155)	(122)	(21,148)	(605,710)
Comprehensive income:
Net income	—	—	—	—	190,150	—	—	190,150
Foreign currency translation adjustments, net of taxes of $0	—	—	—	—	—	—	16,732	16,732

Total comprehensive income								206,882

Cancellation of common stock outstanding pursuant to the prepackaged plan of reorganization (see Note 8)	(141,534,081)	(1,416)	1,416	—	—	—	—	—
Cancellation of 12,200,000 shares of treasury stock pursuant to the prepackaged plan of reorganization (see Note 8)	—	—	(122)	—	—	122	—	—
Cancellation of 1,930,125 shares of Series B preferred stock and issuance of 1,436,171 warrants (see Note 8)	—	—	57,919	—	—	—	—	57,919
Issuance of new common stock	1,874,358	19	23,654	—	—	—	—	23,673
Issuance of new common stock issued for transfer and exchange of allowed subordinated note claims under the prepackaged plan of reorganization (see Note 8)	17,231,598	172	217,463	—	—	—	—	217,635
Issuance of new common stock issued for transfer and exchange of allowed senior note claims under the prepackaged plan of reorganization (see Note 8)	1,584,341	16	19,994	—	—	—	—	20,010
Accretion of Class B Senior convertible preferred stock	—	—	(4,799)	—	—	—	—	(4,799)
Beneficial conversion feature attributable to Class B Senior convertible preferred stock	—	—	1,081	—	—	—	—	1,081
Stock compensation expense	—	—	1,383	—	—	—	—	1,383

Balance at December 31, 2003	20,690,297	$207	$1,893,288	$—	$(1,971,005)	$—	$(4,416)	$(81,926)

The accompanying notes are an integral part of the consolidated financial statements.

Viasystems Group, Inc. & Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,

	2001	2002	2003

Cash flows from operating activities:
Net (loss) income	$(587,019)	$(259,198)	$190,150
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Impairment of assets	221,600	30,890	66,382
Gain from debt forgiveness	—	—	(339,393)
Write-off of deferred financing fees, premium and discount related to debt forgiveness	—	—	53,141
Write-off of amounts due from affiliates	144,099	—	—
Write-off of inventory	49,333	—	—
Gain on early extinguishment of capital leases	—	(656)	—
Losses on dispositions of assets	—	89,718	1,226
Gain on sale of joint venture interest	—	(4,187)	—
Depreciation and amortization	126,292	90,565	69,135
Amortization of deferred financing costs	4,013	4,955	104
Amortization of preferred stock discount	—	—	1,065
Accretion of Class A Junior preferred stock dividends	—	—	6,324
Non-cash stock option compensation charge	—	—	1,383
Non-cash interest income	(3,079)	—	—
Accreted interest on senior unsecured notes	9,491	16,407	—
Joint venture (income) loss	66	(298)	—
Deferred taxes	785	(1,382)	1,725
Change in assets and liabilities, net of acquisitions:
Accounts receivable	141,990	8,697	(14,058)
Inventories	98,386	10,220	(10,150)
Prepaid expenses and other	31,733	129	(10,912)
Accounts payable and accrued and other liabilities	(187,562)	24,922	40,014
Income taxes payable	(2,208)	(2,007)	(6,241)

Net cash provided by operating activities	47,920	8,775	49,895

Cash flows from investing activities:
Acquisitions	(10,564)	—	—
Sale of businesses and joint venture interest	—	5,900	(138)
Sale of property, plant and equipment	—	—	620
Capital expenditures	(78,790)	(29,688)	(47,506)

Net cash used in investing activities	(89,354)	(23,788)	(47,024)

Cash flows from financing activities:
Proceeds from issuance of long-term debt under credit facilities	289,250	—	—
Proceeds from issuance of long-term debt under senior subordinated notes	—	—	200,000
Net borrowings (payments) on revolvers	(43,200)	77,870	—
Repayment of amounts due under credit facilities	(1,000)	(1,000)	(208,771)
Repayment of amounts due under the Chips Loan Notes	(285,312)	—	—
Borrowings under the senior unsecured notes	100,000	—	—
Equity proceeds	—	—	102
Repayment of other long-term and capital lease obligations	(22,102)	(6,755)	—
Proceeds from exercise of stock options	149	—	—
Financing fees and other	(6,682)	(3,206)	(6,334)

Net cash provided by (used in) financing activities	31,103	66,909	(15,003)

Effect of exchange rate changes on cash and cash equivalents	(1,143)	(3,038)	(6,767)

Net change in cash and cash equivalents	(11,474)	48,858	(18,899)
Cash and cash equivalents at beginning of year	45,676	34,202	83,060

Cash and cash equivalents at end of year	$34,202	$83,060	$64,161

The accompanying notes are an integral part of the consolidated financial statements.

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

1.	Basis of Presentation and Summary of Significant Accounting Policies

       Viasystems Group, Inc., a Delaware corporation (Group), was formed on August 28, 1996. Group is a holding company whose only significant asset is the stock of its wholly-owned subsidiary, Viasystems, Inc. (Viasystems). Group relies on distributions from Viasystems for cash. Moreover, the Credit Agreement and the indentures governing Viasystems’ Senior Subordinated Notes each contain restrictions on Viasystems’ ability to pay dividends to Group. Group, together with Viasystems and its subsidiaries, is herein referred to as the “Company”.

Nature of Business

       The Company is a leading worldwide provider of complex multi-layer printed circuit boards, wire harnesses and electro-mechanical solutions. Its products are used in a wide range of applications, including automotive dash panels and control modules, major household appliances, data networking equipment, telecommunications switching equipment and complex medical and technical instruments.

Principles of Consolidation

       The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Unaudited Pro Forma As Adjusted Earnings Per Share

       The unaudited pro forma as adjusted earnings per share and pro forma weighted average shares outstanding reflect certain events which will occur upon the effectiveness of the Company’s planned initial public offering (IPO), but do not reflect the actual shares issued or the actual proceeds related to the IPO (see Note 23). Based on an assumed offering size of                 shares and an assumed initial offering price of $           per share of common stock, all outstanding shares of class B senior convertible preferred stock would convert into an aggregate of                      shares of common stock upon the closing of the IPO.

Write-off of Amounts due from Affiliates

       On March 29, 2000, Group sold to European PCB Group (Cayman Islands), Ltd. (European PCB Group), all the capital stock of certain businesses in Europe. As a result and at such time, European PCB Group consisted primarily of the operations formerly conducted by Forward Group Plc, Zincocelere S.p.A. (Zincocelere), Interconnection Systems (Holdings) Limited (ISL) and the printed circuit board production facility of Ericsson Telecom AB. In consideration for the sale, European PCB Group delivered subordinated notes (PCB Group Notes) payable to the Company for $124,532 in the aggregate, which were classified as a component of stockholders’ equity. The PCB Group Notes each had a 10-year term and bore interest at a rate of 9% per annum, payable in kind by the issuance of additional notes.

       During the quarter ended September 30, 2001, European PCB Group disposed of the operations formerly conducted by Forward Group Plc and the printed circuit board production facility of Ericsson Telecom AB. In addition, in September 2001, an administrative receiver was appointed in respect of European PCB Group’s ISL business. In October 2002, the business formerly conducted by Zincocelere was sold to a newly formed entity for nominal consideration. Accordingly, the Company compared the carrying amount of all current amounts due from European PCB Group, including the PCB Group Notes to their undiscounted expected future

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

1.	Basis of Presentation and Summary of Significant Accounting Policies — (Continued)

cash flows. The Company concluded that amounts due from European PCB Group were impaired. As a result, the Company recorded a charge for the quarter ended September 30, 2001, totaling $144,099 to reflect the write-off of such amounts. This charge consisted of $127,611 related to the PCB Group Notes and $16,488 related to trade receivables.

2001 Acquisitions

       In April 2001, the Company acquired certain manufacturing assets of Metawave Communications Corporation for a cash purchase price of approximately $7,964.

       In April 2001, the Company acquired Chang Yuen, a manufacturer of custom metal enclosures, located in the People’s Republic of China, for a cash purchase price of $2,600 and by issuing an aggregate 535,905 shares of Group’s common stock valued at $1,758.

       Each of the acquisitions completed during 2001 was accounted for using the purchase method of accounting and, accordingly, the results of operations related to the acquisitions are included in the results of operations of the Company subsequent to the closing date of each acquisition, respectively. The excess purchase price over the fair values of assets acquired in 2001 has been allocated to goodwill.

Cash and Cash Equivalents

       The Company considers investments purchased with an original maturity of three months or less to be cash equivalents.

Foreign Currency Translation

       Local currencies have been designated as the functional currency for the Company’s foreign subsidiaries. Accordingly, assets and liabilities of the foreign subsidiaries are translated at the rates of exchange in effect at the balance sheet date. Income and expense items of these subsidiaries are translated at the weighted average monthly rates of exchange. The resultant translation gains and losses are reported in other comprehensive income. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in other expense (income) in the consolidated statement of operations.

Derivative Financial Instruments

       From time to time, the Company enters into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations. Such transactions are not material and gains and losses from such activities are not significant. However, there can be no assurance that these activities will eliminate or reduce foreign currency risk. Gains/losses on derivative contracts are reclassified from accumulated other comprehensive income to current period earnings in the line item in which the hedged item is recorded.

Accounts Receivable

       Accounts receivable balances represent customer trade receivables generated from the Company’s operations. To reduce the potential for credit risk, the Company evaluates the collectibility of customer balances based on a combination of factors but does not generally require significant collateral. The Company regularly analyzes significant customer balances, and,

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

1.	Basis of Presentation and Summary of Significant Accounting Policies — (Continued)

when it becomes evident a specific customer will be unable to meet its financial obligations to the Company, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position, a specific allowance for doubtful account is recorded to reduce the related receivable to the amount that is believed reasonably collectible. The Company also records allowances for doubtful accounts for all other customers based on a variety of factors including the length of time the receivables are past due, the financial health of the customer and historical experiences. If circumstances related to specific customers change, estimates of the recoverability of receivables could be further adjusted.

Inventories

       Inventories are stated at the lower of cost (valued using the first-in, first-out (FIFO) or last-in, first-out (LIFO) method) or market. Cost includes raw materials, labor and manufacturing overhead. LIFO is utilized for wire harness and cable assembly inventories. Prior to Viasystems’ acquisition of Wire Harness Industries, Inc. in March 2000, LIFO was adopted to balance the anticipated material inflation associated with copper prices and was carried over by the Company as the method used to value wire harnesses and cable assemblies.

       Had the FIFO method been used to determine purchased inventory cost, inventories would have decreased by approximately $2,592 and $2,938 at December 31, 2002 and 2003, respectively. For the years ended December 31, 2002 and 2003, the percentage of inventory valued at LIFO was 27% and 27%, respectively.

Property, Plant and Equipment

       Property, plant and equipment are recorded at cost. Repairs and maintenance which do not extend the useful life of an asset are charged to expense as incurred. The useful lives of leasehold improvements are the lesser of the remaining lease term or the useful life of the improvement. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the operations for the period. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Building	39-50 years
Leasehold improvements	10-12 years
Machinery, equipment, systems and other	3-10 years

Deferred Financing Costs

       Deferred financing costs, consisting of fees and other expenses associated with debt financing, are amortized over the term of the related debt using the straight-line method, which approximates the effective interest method.

Income Taxes

       The Company accounts for certain items of income and expense in different periods for financial reporting and income tax purposes. Provisions for deferred income taxes are made in recognition of such temporary differences, where applicable. A valuation allowance is established against deferred tax assets unless the Company believes it is more likely than not that the benefit will be realized.

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

1.	Basis of Presentation and Summary of Significant Accounting Policies — (Continued)

Start-Up Costs

       Start-up costs consist of salaries, personnel training and other expenses of opening new facilities and are expensed as incurred.

Intangible Assets

       Intangible assets consist primarily of identifiable intangibles acquired and goodwill arising from the excess of cost over the fair value of net assets acquired. Amortization of identifiable intangible assets acquired is computed using systematic methods over the estimated useful lives of the related assets as follows:

	Life	Method

Developed technologies	15 years	Double-declining balance

Impairment of Long-Lived Assets

       Long-lived assets and intangible assets are tested for recoverability whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. Examples of such events could include a significant adverse change in the extent or manner in which the asset is used, a change in its physical condition, or new circumstances that would cause an expectation that it is more likely than not the Company would sell or otherwise dispose of a long-lived asset significantly before the end of its previously estimated useful life.

       The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

       The Company evaluates goodwill for impairment based on a two-step process. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is necessary to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to that excess.

       The Company determines the fair value of reporting units by using a discounted cash flow model based on future operations. Goodwill is tested annually during the fourth quarter of each fiscal year and when events or circumstances occur indicating possible impairment.

       The Company assesses the carrying amount of goodwill and other indefinite lived intangible assets at least annually in accordance with the provisions of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets.

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

1.	Basis of Presentation and Summary of Significant Accounting Policies — (Continued)

Product Warranties

       Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims.

Revenue Recognition

       The Company recognizes revenue when all of the following criteria are satisfied: persuasive evidence of an arrangement exists; risk of loss and title transfer to the customer; the price is fixed and determinable; and collectibility is reasonably assured. Sales and related costs of goods sold are included in income when goods are shipped to the customer in accordance with the delivery terms, except in the case of vendor managed inventory arrangements, whereby sales and the related costs of goods sold are included in income when goods are taken into production by the customer. All services are performed prior to invoicing customers for any products manufactured by the Company. Reserves for product returns are recorded based on historical trend rates.

Environmental Costs

       Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities do not include claims against third parties and are not discounted. Costs related to environmental remediation are charged to expense. Other environmental costs are also charged to expense unless they increase the value of the property and/or mitigate or prevent contamination from future operations, in which event they are capitalized.

Use of Estimates

       The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

       The fair market values of the Company’s long-term obligations are as follows:

	December 31,

	2002	2003

Senior Subordinated Notes due 2007	$161,000	N/A
Series B Senior Subordinated Notes due 2007	$40,250	N/A
Senior Subordinated Notes due 2011	N/A	$213,250
Class B Senior Convertible Preferred Stock	N/A	$56,391
Class A Junior Preferred Stock	N/A	$89,559

       The Company estimated the 2002 fair value amounts by using values expected to be realized as part of the Reorganization (see Note 8).

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

1.	Basis of Presentation and Summary of Significant Accounting Policies — (Continued)

       The Company estimated the 2003 fair values to be equal to the carrying value at December 31, 2003. The fair values of the other financial instruments included in the consolidated financial statements approximate the carrying value of those instruments.

Employee Stock-Based Compensation

       SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123, was issued to provide alternative methods of transition of an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to the stock-based employee compensation and it amends Accounting Principles Board Opinion (APB) No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information.

       In connection with the Company’s prepackaged plan of bankruptcy, the Company terminated its 1997 and 2001 stock option plans and adopted the 2003 stock option plan. The options issued under the 2003 stock option plan have a fixed exercise price of $12.63 per share and vest one-third at the grant date (January 31, 2003), one-third on the 24-month anniversary of the grant date (January 31, 2005) and one-third on the 36-month anniversary of the grant date (January 31, 2006). As a result of the termination of the 1997 and 2001 stock option plans and the adoption of the 2003 stock option plan, under provision of FIN No. 44, Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25, certain options issued under the 2003 stock option plan are treated as “variable” options. As a result the Company recorded non-cash compensation expense of $1,383 for the year ended December 31, 2003.

       The Company adopted the new disclosure provisions but continues to account for stock options using the intrinsic value method under APB No. 25, Accounting for Stock Issued to Employees. Under this method, compensation expense is recorded over the related service period when the market price exceeds the option price at the measurement date, which is the grant date for the options. SFAS No. 123 grants an exception that allows companies currently applying APB No. 25 to continue using that method. Therefore, the Company has elected to continue applying the intrinsic value method under APB No. 25. Had compensation cost for these plans been determined consistent with SFAS Nos. 123 and 148, the Company’s net income and

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

1.	Basis of Presentation and Summary of Significant Accounting Policies — (Continued)

net income per share would have been reduced to the following pro forma amounts (in thousands):

	2001	2002	2003

Net (loss) income, as reported	$(587,019)	$(259,198)	$190,150
Less: Paid-in-kind dividends and accretion on preferred stock	5,511	6,307	4,799
Add: Series B Preferred Stock cancellation and issuance of warrants	—	—	50,954

Net (loss) income available to common stockholders, as reported	$(592,530)	$(265,505)	$236,305
Add: Stock-based employee compensation expense included in reported net (loss) income, net of related tax effects	—	—	1,383
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	6,681	6,011	16,094

Pro forma net (loss) income available to common stockholders	$(599,211)	$(271,516)	$221,594

Earnings (loss) per share
As reported basic earnings (loss) per share	$(4.21)	$(1.88)	$7.68
Pro forma basic earnings (loss) per share	$(4.25)	$(1.92)	$7.20
As reported diluted earnings (loss) per share	$(4.21)	$(1.88)	$6.92
Pro forma diluted earnings (loss) per share	$(4.25)	$(1.92)	$6.36

       The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model using the following assumptions:

	2001	2002	2003

Expected life of options	5 years	5 years	5 years
Risk-free interest rate	5.50%	4.61%	4.01%
Expected volatility of stock	60%	50%	50%
Expected dividend yield	None	None	None

Recently Adopted Accounting Pronouncements

       In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, to be effective for all fiscal years beginning after June 15, 2002, with early adoption permitted. SFAS No. 143 provides for the fair value of a liability for an asset retirement obligation covered under the scope of SFAS No. 143 to be recognized in the period in which the liability is incurred, with an offsetting increase in the carrying amount of the related long-lived asset. Over time, the liability would be accreted to its present value, and the capitalized cost would be depreciated over the useful life of the related asset. Upon settlement of the liability, an entity would either settle the obligation for its recorded amount or incur a gain or loss upon settlement. The

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

1.	Basis of Presentation and Summary of Significant Accounting Policies — (Continued)

adoption of SFAS No. 143 did not have a material impact on the Company’s financial position or results of operations.

       In April 2002, the FASB issued SFAS No. 145, Gain or Loss on Early Extinguishment of Debt, to be effective for fiscal years beginning after May 15, 2002, with immediate effectiveness for certain transactions occurring after May 15, 2002, with overall early adoption permitted. SFAS No. 145 among other things, eliminated the prior requirement that all gains and losses from the early extinguishment of debt be classified as an extraordinary item. Upon adoption of SFAS No. 145, gains and losses from the early extinguishment of debt are now classified as an extraordinary item only if they meet the “unusual and infrequent” criteria contained in Accounting Principles Bulletin (APB) No. 30. In addition, upon adoption of SFAS No. 145, all gains and losses from the early extinguishment of debt that had been classified as an extraordinary item are to be reassessed to determine if they would have met the “unusual and infrequent” criteria of APB No. 30; any such gain or loss that would not have met the APB No. 30 criteria are retroactively reclassified and reported as a component of income before extraordinary item. As required by SFAS No. 145, the Company recorded a gain of $0.7 million on early extinguishment of capital leases related to the closure of the Company’s San Jose, California facilities. The gain was recorded in other expense, net for the three months ended September 30, 2002.

       In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, to be effective for exit or disposal activities initiated after December 15, 2002 with early adoption encouraged. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).

       SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. This Statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. This Statement does not apply to costs associated with the retirement of a long-lived asset covered by SFAS No. 143. The adoption of SFAS No. 146 did not have a material impact on the Company’s financial position or results of operations.

       In December 2002, FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting For Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 became effective for the Company in fiscal year 2003 and is effective for interim periods in fiscal year 2004.

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

1.	Basis of Presentation and Summary of Significant Accounting Policies — (Continued)

classified as temporary equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption, transition shall be achieved by reporting the cumulative effect of a change in accounting principle by initially measuring the financial instruments at fair value or other measurement attribute required by SFAS No. 150. On November 5, 2003, the FASB deferred the provisions of SFAS No. 150 as they apply to certain mandatorily redeemable non-controlling interests. Instruments with characteristics of both liabilities and equity not addressed in SFAS No. 150 may be addressed in Phase 2 of the FASB’s Liabilities and Equity project. Adoption of SFAS No. 150 resulted in the Company classifying $89,559 of preferred stock as a liability as opposed to equity.

       In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are applicable for financial statements of interim periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company’s results of operations or financial position.

       In May 2003, the EITF released EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple generating activities. Specifically, EITF No. 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. It also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF No. 00-21 applies to all deliverables within contractually binding arrangements in all industries under which a vendor will perform multiple revenue-generating activities, with some exceptions noted. EITF No. 00-21 is effective for revenue generating arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The adoption of EITF No. 00-21 did not have a material impact on the Company’s financial position or results of operations.

Recently Issued Accounting Pronouncements

       In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s (VIE) assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the VIE’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

1.	Basis of Presentation and Summary of Significant Accounting Policies — (Continued)

the results of operations of the VIE in its financial statements. This interpretation applies immediately to VIEs that are created, or for which control is obtained after, January 31, 2003.

       In December 2003, the FASB published a revision to FIN No. 46 to clarify some of the provisions and to exempt certain entities from its requirements. Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied FIN No. 46 prior to issuance of the revised interpretation. Otherwise, application of FIN No. 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities (SPEs) for periods ending after December 15, 2003. Application by public entities, other than business issuers, for all other types of VIEs other than SPEs is required in financial statements for periods ending after March 15, 2004.

       The Company does not have interests in structures commonly referred to as SPEs. The Company will apply FIN No. 46R beginning with its fourth fiscal quarter of 2004. Adoption of FIN No. 46R is currently not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

       In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends SFAS No. 133 by requiring that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003 and must be applied prospectively. The Company does not expect the adoption of SFAS No. 149 to have a material impact on its financial position or results of operations.

2.	Supplemental Cash Flow Disclosure

       Cash paid for interest for the years ended December 31, 2001, 2002 and 2003 was $94,270, $30,801 and $31,497, respectively. For the years ended December 31, 2001, 2002 and 2003, net cash paid for income taxes was $1,423, $3,389 and $4,894, respectively.

       In 2001, certain acquisitions were purchased or partially purchased by issuing 2,186,155 shares of Group’s common stock. This amount includes 535,905 shares for the acquisition of Chang Yuen and 1,650,250 shares of contingent consideration provided in 2001 related to the 2000 purchase of Top Line Electronics Corporation.

3.	Inventories

       The composition of inventories at December 31 is as follows:

	2002	2003

Raw materials	$30,488	$35,518
Work in process	16,485	21,182
Finished goods	28,356	31,044

Total	$75,329	$87,744

4.	Goodwill and Other Intangible Assets

       Effective January 1, 2002, the Company implemented SFAS No. 142, Goodwill and Other Intangible Assets, and as a result, ceased amortizing goodwill and other indefinite lived intangible assets.

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

4.	Goodwill and Other Intangible Assets — (Continued)

       Also in connection with the implementation, the Company evaluated its goodwill and other indefinite lived intangible assets for impairment in accordance with SFAS No. 142. The evaluation resulted in the recognition of $155 in impairment in the Company’s EMS reporting unit.

       Had the implementation of SFAS No. 142 occurred at January 1, 2001, and amortization of goodwill ceased, net loss for the year ended December 31, 2001, would have been as follows:

Net loss, as reported	$(587,019)
Add: goodwill amortization	17,411

Adjusted net loss	$(569,608)

Adjusted basic net loss per share	$(4.08)

Adjusted diluted net loss per share	$(4.08)

       The Company’s goodwill activity consisted of the following for the year ended:

Goodwill at December 31, 2001	$210,884
Write-off related to disposed assets	(47,349)
Effect of foreign exchange rates	3,084

Goodwill at December 31, 2002	166,619
Impairment under SFAS No. 142	(155)
Effect of foreign exchange rates	6,886

Goodwill at December 31, 2003	$173,350

       The components of intangible assets subject to amortization were as follows:

	December 31, 2002		December 31, 2003

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Developed technologies	$38,718	$(18,662)	$20,397	$(9,529)
Other	3,067	(1,435)	913	(652)

Total	$41,785	$(20,097)	$21,310	$(10,181)

The Company paid $35 and $209 for acquisitions of patents during the years ended December 31, 2002 and 2003, respectively. In addition, the Company wrote off $7,850 in developed technologies and $1,374 in trademarks at December 31, 2003 (see Note 9).

       Expected future annual amortization expense is as follows:

Fiscal Years:
2004	$1,489
2005	1,296
2006	1,130
2007	1,010
2008	970
Thereafter	5,234

Total	$11,129

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

5.	Property, Plant and Equipment

       The composition of property, plant and equipment at December 31 is as follows:

	2002	2003

Land and buildings	$105,911	$99,503
Machinery, equipment and systems	447,115	455,739
Construction in progress	9,812	17,377
Leasehold improvements	20,768	21,227

	583,606	593,846
Less: Accumulated depreciation	(302,354)	(374,081)

Total	$281,252	$219,765

6.	Accrued and Other Liabilities

       The composition of accrued and other liabilities at December 31 is as follows:

	2002	2003

Accrued payroll and related costs	$14,641	$23,768
Accrued restructuring	22,709	13,650
Accrued interest	4,304	1,944
Deferred taxes	7,894	7,894
Product warranties	2,382	3,938
Accrued other	19,575	18,663

Total	$71,505	$69,857

7.	Long-Term Debt

       The composition of long-term debt at December 31 is as follows:

	2002	2003

Credit Agreement — 2003:
Term Facilities	$—	$242,401
Revolver	—	—
Credit Agreement — 2002:
Term Facilities	436,750	—
Revolver	88,470	—
Senior Subordinated Notes due 2011	—	200,000
Department of Trade and Industry Note.	—	12,525
Capital lease obligations	687	545
Other	651	772

	526,558	456,243
Less current maturities and amounts subject to acceleration in 2002	(526,029)	(943)

	$529	$455,300

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

7.	Long-Term Debt — (Continued)

       The schedule of principal payments for long-term debt at December 31, 2003, is as follows:

2004	$943
2005	189
2006	178
2007	7
2008	245,942
Thereafter	208,984

$456,243

Credit Agreement — 2002

       On March 29, 2000, Group, as guarantor, and certain of its subsidiaries, as borrowers, entered into a senior credit facility (the 2002 Credit Agreement). The material terms of the 2002 Credit Agreement were as described below.

       The 2002 Credit Agreement provided for: (a) a $150,000 term loan facility (the Tranche B Term Loan), all of which was drawn in a single draw at the closing of the 2002 Credit Agreement in March 2000; (b) a $175,000 revolving credit facility (the Revolving Loans) of which $75,000 was to be used for foreign currency loans in Euros, Pounds Sterling or Canadian Dollars; (c) up to $40,000 of the Revolving Loan which was to be used for letters of credit; and (d) a U.S. $303,100 letter of credit and term loan facility in respect of the obligations due under the loan notes (the Chips Loan Notes) made in connection with an acquisition consummated by Viasystems. Such letter of credit and term loan facility consisted of two tranches: (i) a $153,100 tranche (the Tranche A Chips Loan) and (ii) a $150,000 tranche (the Tranche B Chips Loan).

       The Tranche A Chips Loan amortized semi-annually over two years, commencing September 30, 2003, the Tranche B Chips Loan amortized semi-annually over three and one half years, commencing September 30, 2003, and the Tranche B Term Loan amortized semi-annually over six and one half years, commencing September 30, 2000.

       Borrowings under the 2002 Credit Agreement bore interest at floating rates, which varied according to the interest option Viasystems selected. At December 31, 2002, the weighted average interest rate on outstanding borrowings under the 2002 Credit Agreement was 5.41%.

       On April 23, 2001, Viasystems executed a first amendment to the 2002 Credit Agreement. Among other provisions, the amendment increased the interest margin charged on borrowed funds and amended certain financial condition covenants.

       On June 28, 2001, Viasystems executed a second amendment to the 2002 Credit Agreement. Among other provisions, the amendment amended certain financial condition covenants, reduced available borrowing capacity under the Revolving Loans to $150,000 and permitted the issuance of the senior unsecured notes to affiliates of Hicks, Muse, Tate & Furst Incorporated (HMTF). The second amendment to the 2002 Credit Agreement became effective on July 19, 2001.

       As a result of the dramatic downturn in telecommunications component demand during 2001 and Viasystems’ highly leveraged capital structure, Viasystems failed to satisfy certain financial maintenance covenants contained in its 2002 Credit Agreement on March 31, 2002. In anticipation of this circumstance, Viasystems entered into an amendment to its 2002 Credit Agreement on March 29, 2002 and a subsequent amendment on May 29, 2002 under which its

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

7.	Long-Term Debt — (Continued)

2002 Credit Agreement lenders agreed to refrain from exercising any rights or remedies under such facility in respect of Viasystems’ failure to comply with specified covenants thereunder prior to August 29, 2002.

Credit Agreement — 2003

       On January 31, 2003, Group, as guarantor, and Viasystems, as borrower, entered into a senior credit facility (the 2003 Credit Agreement). The material terms of the 2003 Credit Agreement were as described below.

       The 2003 Credit Agreement provided for: (a) a $69,433 term loan facility (the Tranche A Term Loan); (b) a $378,468 term loan facility (the 2003 Tranche B Term Loan); and (c) a $51,289 revolving credit facility (the 2003 Revolving Loans), which includes a $15,000 letter of credit commitment. The Company used the proceeds from the Senior Subordinated Notes due 2011 to extinguish the Tranche A Term Loan and to pay down the 2003 Tranche B Term Loan to $242,401.

       Borrowings under the Company’s 2003 Credit Agreement bear interest at floating rates which vary according to the interest option the Company selects. Base rate term loans bear interest at the then effective base rate plus an applicable margin ranging from 3.75% to 4.25%. Eurocurrency term loans bear interest at the then effective eurocurrency base rate plus an applicable margin ranging from 4.75% to 5.25%. Revolving credit loans bear interest, at the Company’s option, at the then effective base rate plus 3.50% or the then effective eurocurrency base rate plus 4.50%.

       The Company pays a commitment fee equal to 0.5% on the undrawn portion of the commitments in respect of the 2003 Revolving Loans.

       At December 31, 2003, the Company had $49,989 of available borrowing capacity under its revolving credit facility (with $13,700 of such $49,989 available for issuers of letters of credit).

       The borrower may optionally prepay the term loans from time to time in whole or in part, without premium or penalty. At the Company’s option, the 2003 Revolving Loans may be prepaid, and revolving credit commitments may be permanently reduced, in whole or in part, at any time.

       Viasystems’ obligations under the 2003 Credit Agreement are unconditionally and irrevocably guaranteed by Group and each existing and future domestic subsidiary of Viasystems. In addition, the 2003 Credit Agreement is secured by a perfected first priority security interest in all of the capital stock of Viasystems and each of its direct and indirect domestic subsidiaries and 65% of each first tier foreign subsidiary of Viasystems (other than the foreign subsidiary stock of Viasystems Luxembourg S.a.r.l., which is 100% pledged) and its domestic subsidiaries.

       The 2003 Credit Agreement requires Viasystems, Inc. to observe certain conditions, affirmative covenants and negative covenants (including financial covenants), including the following financial covenants: (1) minimum interest coverage, (2) maximum total leverage and (3) maximum capital expenditures.

       The 2003 Credit Agreement also contains a number of covenants that, among other things, generally restrict the ability of Group and its subsidiaries to: (a) incur additional indebtedness; (b) create liens on assets; (c) incur guarantee obligations; (d) enter into mergers, consolidations or amalgamations or liquidate, wind up or dissolve; (e) dispose of assets; (f) pay dividends, make payment on account of, or set apart assets for, a sinking or analogous fund or

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

7.	Long-Term Debt — (Continued)

purchase, redeem, defease or retire capital stock; (g) make capital expenditures; (h) make amendments to the Lucent supply agreement which would have a material adverse effect on the lenders; (i) make optional repurchases of subordinated debt or modify terms of preferred stock; (j) make advances, loans, extensions of credit, capital contributions to, or purchases of any stock, bonds, notes, debentures or other securities; (k) engage in certain transactions with affiliates; and (l) enter into certain sale and leaseback transactions.

       The 2003 Credit Agreement contains customary events of default including: (a) failure to pay principal on any loan when due or any interest or other amount that becomes due within five days after the due date thereof; (b) any representation or warranty made or deemed made is incorrect in any material respect on or as of the date made or deemed made; (c) the default in the performance of negative covenants; (d) a default in the performance of other covenants or agreements for a period of thirty days; (e) default in other indebtedness or guarantee obligations with a principal amount in excess of $20,000 beyond the period of grace; (f) events of insolvency; (g) ERISA events; and (h) other customary events of default for facilities similar to the 2003 Credit Agreement.

       Viasystems must prepay the term loan facility and reduce the commitments under the revolving credit facility by the following amounts (subject to certain exceptions):

•	an amount equal to 100% of the net proceeds of any incurrence of indebtedness by Viasystems or any of its subsidiaries;

•	an amount equal to 75% of the net proceeds of any equity issuances (other than (1) equity of the Company issued in connection with incentive plans and (2) common equity infusions from certain existing equity holders and their respective affiliates) by the Company or any of its subsidiaries;

•	an amount equal to 100% of the net proceeds of any sale or other disposition by Viasystems or any of its subsidiaries of any material assets, except for (1) the sale of inventory or obsolete or worn-out property in the ordinary course of business, (2) the proceeds of certain specified asset sales, (3) transfers resulting from casualty or condemnation and (4) other customary exceptions; and

•	if Viasystems’ cash and cash equivalents on hand as of December 31 of each year (commencing with December 31, 2003) exceeds certain amounts, an amount equal to the lesser of (1) 50% of excess cash flow and (2) the amount of cash and cash equivalents on hand as of such date in excess of $87.5 million.

       The lenders under the 2003 Credit Agreement will apply each mandatory prepayment to any outstanding borrowings under the term loan facility. Once Viasystems pays all outstanding borrowings under the term loan facility, it must cash collateralize the letters of credit and permanently reduce the commitments in respect of the revolving credit facility.

       On March 19, 2003, the Company executed a first amendment to the 2003 Credit Agreement. The primary purpose of this amendment was to get clearer definitions on specific items.

       On December 3, 2003, the Company executed a second amendment to the 2003 Credit Agreement. Among other provisions, the amendment defined uses of the $200,000 Senior Subordinated Notes due 2011 and amended certain financial condition covenants.

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

7.	Long-Term Debt — (Continued)

       Borrowings under credit agreements bore interest at floating rates, which varied according to the interest option the Company selected. At December 31, 2002 and 2003, the weighted average interest rate on outstanding borrowings under the 2002 and 2003 Credit Agreements was 5.41% and 6.62%, respectively.

Senior Subordinated Notes due 2011

       In December 2003, Viasystems completed an offering of $200,000 of 10 1/2% Senior Subordinated Notes due 2011 (the 2011 Notes).

       Interest on the 2011 Notes is due semiannually. The 2011 Notes may be redeemed at any time prior to January 15, 2008 at the redemption price of 100% plus a “make-whole” premium (as defined). In the event of an Initial Public Offering (as defined), 35% of the 2011 Notes may be redeemed at any time prior to January 15, 2007 at the redemption price of 110.5%, plus accrued and unpaid interest, if any, to the redemption date. In the event of a Change in Control (as defined), the 2011 Notes may be redeemed at a redemption price of 101%, plus accrued and unpaid interest.

       The indenture governing the 2011 Notes contains restrictive covenants which, among other things, limit the ability (subject to exceptions) of Viasystems and its Guarantors (as defined) to: (a) incur additional debt; (b) pay dividends or distributions on, or redeem or repurchase, its capital stock; (c) create certain liens without securing the notes; (d) make investments; (e) engage in transactions with affiliates; (f) transfer or sell assets; (g) guarantee debt; (h) restrict dividends or other payments to the Company or any Restricted Subsidiaries (as defined); (i) consolidate, merge or transfer all or substantially all of its assets and the assets of its subsidiaries; and (j) engage in unrelated businesses.

Department of Trade and Industry Notes

       The Company guaranteed a £12.0 million (approximately $18.0 million) loan made by the Department of Trade and Industry (the DTI) of the United Kingdom in respect of a grant provided to European PCB Group. The grant is secured by land and a building in North Tyneside owned by European PCB Group which had an appraised value in excess of the grant obligation. On January 31, 2002, the Company and Viasystems Tyneside Limited (VTL) entered into a settlement agreement with the DTI. Under the settlement agreement, the Company and VTL jointly and severally agreed to pay £12.0 million (approximately $18.0 million) in nine installments beginning January 31, 2002 and ending on December 31, 2003. During 2002, installments totaling £3.0 million (approximately $4.5 million) were paid by VTL. On July 31, 2003, Viasystems received £1.9 million for the sale of VTL. In conjunction with the Company’s plan of reorganization approved by the Bankruptcy Court (see Note 8), the £12 million loan was cancelled and in exchange the DTI received a note in an amount equal to £9.0 million with interest payable semi-annually in cash on a current basis at an annual interest rate of three percent for periods up to September 30, 2008 and at an annual interest rate equal to the Bank of England Base Rate plus two percent for periods thereafter and principal payable from December 31, 2008 through December 31, 2010 (provided all amounts due and owing under the Exit Facility are not paid in full prior to October 1, 2008); provided, however, proceeds received by the DTI pursuant to the liquidation of VTL will reduce the outstanding principal under the DTI Note. The outstanding balance of the DTI note was $12.5 million at December 31, 2003. In March of 2003, the DTI listed the land and building in North Tyneside for sale. Any net proceeds received from the sale of the facility will further reduce the Company’s obligation under the note.

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

7.	Long-Term Debt — (Continued)

A receivable of $7,019 was recorded in 2003 based on management’s best estimate of the ultimate sales price of the facility and the timing of such sale, resulting in a $7,735 net charge in 2003. The Company increased the receivable to $7,566 as of December 31, 2003 based on currency translation gains during the year.

Early Extinguishment of Capital Leases

       During the quarter ended September 30, 2002 and in connection with the closure of one of the Company’s San Jose, California facilities, the Company entered into an agreement to buy out the remaining lease payments due under certain capital leases held by Viasystems San Jose, Inc. As a result of the buyout, the Company recognized a gain on early extinguishment of capital leases of $656 that is included in other expense, net in the consolidated statement of operations.

8.	Prepackaged Plan of Reorganization

Summary of the Plan

       On October 1, 2002, Group and Viasystems filed a joint prepackaged plan of reorganization, as modified on January 2, 2003 (the Plan), pursuant to a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code (the Bankruptcy Code) in the United States Bankruptcy Court for the Southern District of New York (the Bankruptcy Court). Other than Viasystems, none of Group’s subsidiaries filed for protection under the Bankruptcy Code.

       On January 14, 2003, the Bankruptcy Court entered an order approving and confirming the Plan. Subsequently, on January 31, 2003, the Plan became effective and in accordance with the terms and conditions of the Plan:

•	Viasystems’ outstanding Credit Agreement debt was reduced by $77.4 million from proceeds of the Rights Offering and Exchange described below and was restructured to provide for an aggregate term loan facility of $447.9 million and a revolving facility of $51.3 million with a letter of credit subfacility of $15.0 million (the Exit Facility);

•	Viasystems’ Senior Unsecured Notes were cancelled, and in exchange the holders thereof received (a) approximately 1.2 million shares of New Junior Preferred Stock (as defined below) having a liquidation preference of $120.1 million and (b) approximately 1.6 million shares of New Common Stock (as defined below);

•	Claims held by the Department of Trade and Industry of the United Kingdom (the DTI), pursuant to a guaranty made by Viasystems with respect to a £12.0 million loan made by the DTI to Viasystems Tyneside Limited (VTL), were cancelled, and in exchange the DTI received a note (the DTI Note) in an amount equal to £9.0 million with interest payable semi-annually in cash on a current basis at an annual interest rate of three percent for periods up to September 30, 2008 and at an annual interest rate equal to the Bank of England Base Rate plus two percent for periods thereafter and principal payable from December 31, 2008 through December 31, 2010 (provided all amounts due and owing under the Exit Facility are not paid in full prior to October 1, 2008); provided, however, proceeds received by the DTI pursuant to the liquidation of VTL will reduce the outstanding principal under the DTI Note;

•	Viasystems’ Subordinated Notes in the principal amount of $500.0 million were cancelled, and in exchange the holders thereof received 17.2 million shares of the New Common Stock;

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

8.	Prepackaged Plan of Reorganization — (Continued)

•	Claims held by the general unsecured creditors of Group were cancelled, and in exchange such holders were given the right to receive the lesser of (a) its pro rata share of 55,540 shares of the New Common Stock and (b) shares of the New Common Stock having a value equal to the amount of such holder’s claim;

•	Claims held by the general unsecured creditors of Viasystems were cancelled, and in exchange the holders thereof will receive non-transferable subordinated promissory notes in amounts equal to 100% of such claims with interest payable semi-annually in cash on a current basis at an annual interest rate of three percent for periods up to September 30, 2008 and at an annual interest rate equal to the prime commercial lending rate per annum published in The Wall Street Journal, New York City edition, for periods thereafter and principal payable from December 31, 2008 through December 31, 2010;

•	The Series B Preferred Stock of Group was cancelled, and in exchange the holders thereof received warrants (the New Warrants) to purchase approximately 1.4 million shares of the New Common Stock at a purchase price of $25.51 per share;

•	The existing common stock, options and warrants of Group were cancelled, and the holders thereof did not receive any distribution under the Plan; and

•	Group adopted an incentive option plan authorizing the issuance of stock options to purchase up to approximately 2.8 million shares of New Common Stock to employees of Group and its subsidiaries, and, on the effective date of the reorganization, issued options to acquire approximately 2.2 million of such shares to employees at an exercise price of $12.63 per share. The value of these shares was determined by Rothschild, Inc., the Company’s independent consultant for the reorganization, on the basis of total enterprise value of approximately $828 million.

       In addition, under the terms of the plan of reorganization, (1) Group issued rights to purchase approximately 4.3 million shares of Group class B senior convertible preferred stock at an aggregate purchase price of $53.7 million to HMTF, certain affiliates of GSCP (NJ), Inc. (GSC), TCW Share Opportunity Fund III, L.P., and other holders of the Subordinated Notes (the Rights Offering) and (2) $23.7 million of bank debt outstanding under the 2002 Credit Agreement held by HMTF was exchanged for approximately 1.9 million shares of New Common Stock. Affiliates of HMTF, certain affiliates of GSC, and TCW Share Opportunity Fund III, L.P. severally committed to purchase all of the Group class B senior convertible preferred stock offered in the Rights Offering. In consideration for their commitment, the parties received an aggregate fee of approximately $1.0 million. All proceeds of the Rights Offering were applied to reduce the outstanding indebtedness under the 2003 Credit Agreement.

       The reorganization did not qualify for “Fresh-Start” accounting as the holders of existing voting shares immediately before confirmation received more than 50% of the voting shares of the emerged entity due to the exchange of debt securities held by such holders and their participation in the Rights Offering described above.

       On January 31, 2003, in accordance with the terms and conditions of the Plan, Group issued approximately 20.7 million shares of common stock of Group (the New Common Stock), approximately 4.3 million shares of senior convertible preferred stock of Group (the New Senior Convertible Preferred Stock), approximately 1.2 million shares of junior preferred stock of Group (the New Junior Preferred Stock), New Warrants to purchase approximately 1.4 million shares of New Common Stock of Group, and options under the Incentive Option Plan to purchase

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

8.	Prepackaged Plan of Reorganization — (Continued)

approximately 2.2 million shares of New Common Stock. All the agreements and other documents evidencing the previously outstanding rights of any holder of an equity interest in Group, including options and warrants to purchase equity interest, were cancelled. Additionally, all of the agreements and other documents evidencing the rights of any holder of a claim against Viasystems or Group in respect to the Senior Notes and the Subordinated Notes of Viasystems were cancelled.

Liabilities Subject to Compromise

       Under Chapter 11, certain claims against the debtor in existence prior to the filing of the petition for relief under federal bankruptcy laws are stayed while the debtor continues business operations as a debtor-in-possession. These claims are shown in the accompanying balance sheet as “liabilities subject to compromise”. The principal categories of liabilities subject to compromise consisted of the following at December 31, 2002:

Accrued interest	$40,625
Subordinated Notes, including unamortized premium	502,696
Senior Unsecured Notes, including accreted interest and unamortized discount	95,935

Total	$639,256

       The Company incurred reorganization expenses as follows:

	December 31,

	2002	2003

Professional and bank fees	$22,537	$4,391
Issuance of a promissory note to the DTI, net*	—	7,735
Write-off of deferred financing fees, discount and premium related to debt forgiveness*	—	42,593
Other reorganization expenses*	—	1,249

Total	$22,537	$55,968

*	Non-cash item.

In addition, from the time the Company filed its Plan through December 31, 2002, the Company did not recognize approximately $17,759 in interest, discount or premium charges related to liabilities subject to compromise in accordance with Statement of Position 90-7, Financial Reporting Entities in Reorganization under Bankruptcy Code (SOP 90-7).

9.	Restructuring and Impairment Charges

       In light of the economic downturn that began in 2000 and continued into early 2003 related to many of the Company’s key telecommunication and networking customers, the Company initiated restructuring activities during 2001 to adjust its cost position compared to anticipated levels of business. The Company also reviewed the carrying value of the related assets. These actions resulted in plant shutdowns and downsizings as well as asset impairments. These

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

9.                       Restructuring and Impairment Charges — (Continued)

actions continued through 2003. The following table summarizes the restructuring and impairment charges taken during the years ended December 31:

	Charges*			Employees Impacted(#)

	2001	2002	2003	2001**	2002**	2003***

Personnel and severance	$43,852	$11,458	$827	5,046	540	47
Lease and other contractual commitments	12,957	7,701	—	N/A	N/A	N/A
Other	2,965	1,347	—	N/A	N/A	N/A
Asset impairments	221,600	32,191	66,382	N/A	N/A	N/A

Total	$281,374	$52,697	$67,209	5,046	540	47

*	Net of reversals

**	Employees impacted included: (1) regular, non-union, (2) regular, union and (3) temporary/contract, of which the majority were terminated by December 31, 2002.

***	Employees impacted included: (1) regular, non-union, (2) regular, union and (3) temporary/contract, all of which were terminated by December 31, 2003.

2001 Restructuring and Impairment Charges

       During the year ended December 31, 2001, the Company completed the following restructuring activities:

•	Downsizing and ultimate closure of its Richmond, Virginia printed circuit board fabrication facility;

•	Closure of its San German, Puerto Rico printed circuit board fabrication facility;

•	Workforce reductions at its Echt, the Netherlands printed circuit board fabrication facility as well as other small workforce reductions at other European facilities; and

•	Consolidation of its two San Jose, California printed circuit board assembly facilities as well as other workforce reductions in North America, including reductions at its corporate offices.

       In addition, during 2001, the Company assessed the carrying value of long-lived assets, including goodwill and other acquired intangibles. Based on current business enterprise values using common appraisal methods, the assessment identified impairment of long-lived assets acquired pursuant to certain EMS acquisitions. The calculated business enterprise values determined were compared to the net book values of the related long-lived assets with the excess of net book value over the business enterprise value representing the amount of the impairment loss. The impairment loss for each group of assets totaling $133,252 was first charged against goodwill in the amount of $129,109 with the remaining amounts being charged to property, plant and equipment in the amount of $4,143. The impairment resulted from the economic downturn experienced during 2001, primarily related to the Company’s telecommunication and networking customers. Through the third fiscal quarter of 2001, it was expected that the economic downturn impacting these assets was a short-term inventory correction. However, in the fourth quarter it became clear to management that the downturn impacting these assets was

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

9.	Restructuring and Impairment Charges — (Continued)

much more severe and of a long-term nature resulting in a significant decline in profitability that was not expected to return in the near term.

       In connection with the 2001 restructuring, the Company also recorded impairment charges totaling $88,348 to write down to fair value certain land and buildings as well as machinery and equipment, office equipment and systems that were made obsolete or redundant due to the closure and consolidation of facilities pursuant to the restructuring. Included in the impairment charge were the following amounts: a write down of land, buildings and leasehold improvements totaling $25,403, related to the Company’s Richmond, Virginia and San German, Puerto Rico printed circuit board fabrication facilities that were closed; a write down of machinery and equipment totaling $14,880, a write down of office equipment totaling $37,688, and a write down of systems and construction in progress totaling $10,377, each primarily related to obsolete or redundant assets at the Company’s Richmond, Virginia and San German, Puerto Rico printed circuit board fabrication facilities that were closed as well as certain other North American and European operations that were consolidated. The Company is currently marketing its Richmond, Virginia property for sale.

       In 2001, the Company wrote off inventory resulting in a $49,333 charge to cost of goods sold. With respect to the inventory written-off, the Company disposed of $39,136 of the inventory and reversed the write-off and sold $1,021 of the inventory, resulting in a remaining balance of $9,176 at December 31, 2001. The Company disposed of the remaining obsolete inventory during 2002.

2002 Restructuring and Impairment Charges

       During the year ended December 31, 2002, the Company completed the following restructuring activities:

•	Closure of its remaining San Jose, California printed circuit board assembly facility;

•	Closure of its Granby, Quebec printed circuit board fabrication facility;

•	Closure of its regional headquarters facilities in Richmond, Virginia and London, England; and

•	Other small workforce reductions at other European and North American EMS facilities.

       During 2002, the Company also reversed restructuring charges totaling $6,194 primarily related to accruals no longer needed due to the sales of certain businesses as well as true-ups to previously estimated amounts.

       In addition to and in connection with the above 2002 restructuring activity, the Company evaluated the carrying amount of certain long-lived assets for impairment. The Company’s evaluation identified the long-lived assets related to its Juarez, Mexico and San Jose, California facilities were impaired as the carrying amount of these assets exceeded the undiscounted cash flows expected to be generated by these assets. Accordingly, the Company had these assets appraised based on prices for similar assets in use, resulting in an impairment charge totaling $9,024.

       In connection with the closure of the Company’s Granby, Quebec printed circuit board fabrication facility, during the fourth quarter of 2002, the Company engaged a broker to sell the related building. As such, the Company recorded an impairment charge of $1,735 to write down the building to its expected fair value.

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

9.	Restructuring and Impairment Charges — (Continued)

       Also during the fourth quarter of 2002, the Company began marketing for sale its Portland, Oregon printed circuit board assembly facility. As a result, the Company wrote down the net assets to their expected fair value of $1,500 resulting in an impairment charge of $21,432. Subsequent to December 31, 2002, the Company sold its entire equity interest of Viasystems Portland, Inc. for a consideration of $1,370, consisting of $370 in cash and a $1,000 secured promissory note resulting in a loss on disposition of assets of $1,226 in 2003.

       To summarize, in 2002, the Company either closed or disposed of fourteen facilities (Milford, Massachusetts; San Jose, California; Seattle, Washington; Ballynahinch, United Kingdom; Columbus, Ohio; Sao Paulo, Brazil; Granby, Quebec; Boldon, United Kingdom; Portland, Oregon; Rouen, France; Terni, Italy; Spartanburg, South Carolina; Skive, Denmark; and the Plastics division of NC&S located in Coventry, United Kingdom) and took a restructuring charge of $37,529. Additionally, in 2002 the Company either downsized or incurred impairment charges in respect of five facilities (Juarez, Mexico; Milwaukee, Wisconsin; Coventry, United Kingdom; Richmond, Virginia; and St. Louis, Missouri) at a cost of $15,168.

       In connection with the closure of the Granby, Quebec facility and sale of the Portland, Oregon facility, the Company scrapped inventory of $1,357 and sold inventory written off in 2001 for a gain of $118, resulting in a net charge to cost of goods sold of $1,239 in 2002.

2003 Restructuring Charges and Impairment Charges

       During the quarter ended September 30, 2003, the Company recorded a restructuring charge of $827 related to the downsizing of the Montreal, Quebec printed circuit board fabrication facilities. The charge related to personnel and severance for 47 employees who were terminated during the quarter.

       Over the past several years, beginning in 2001, the telecommunications and computer industry experienced a significant economic downturn. Due to this downturn the Company has closed and restructured numerous plants and the cost structure had to be reduced in light of the market’s decreased demands. To compound the negative impact of such downturn, the U.S. dollar (USD) weakened during the second half of 2003. This weakening caused the cost of certain local currencies (primarily the Canadian dollar and the Euro) to increase. As the Company’s costs are primarily denominated in local currencies and the related sales are primarily denominated in USD, its cash flows have been negatively impacted.

       During the quarter ended June 30, 2003, an impairment charge of $6,588 was recorded to write down the assets held for sale related to the Richmond, Virginia printed circuit board fabrication facility, to an offer price received by the Company for the property by a third party. This transaction ultimately failed to close. The Company continues to actively market this property.

       During the quarter ended September 30, 2003, in connection with the closure of the Granby, Quebec printed circuit board fabrication facility in 2002, the Company also recorded an asset impairment charge of $358 to write down to fair value the assets being held for sale related to the operation. The Company is actively marketing this property.

       During the Company’s 2004 budgeting process conducted in the quarter ended December 31, 2003, the Company concluded that the cash flows at Echt, the Netherlands and Montreal, Quebec would be impacted beyond the near term. In addition, due to business conditions at the

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

9.	Restructuring and Impairment Charges — (Continued)

Company’s Milwaukee, Wisconsin facility, the Company expects such facility to fail to generate meaningful, if any, cash flow in the foreseeable future.

       As these facilities are strategic to the Company’s overall business plan, it is not economically feasible to downsize or close these facilities. Therefore, the expected future cash flows of the facilities were reviewed under the provisions of SFAS No. 144 resulting in an impairment charge under the pronouncement.

       In connection with the Company’s future cash flow analysis of SFAS No. 144, it was determined that the fixed asset groupings at Echt, Montreal, and Milwaukee were impaired. The Company utilized recent auction prices or appraisals for similar equipment and buildings as a basis for the fair value of the individual pieces of equipment and buildings at Echt, Montreal, and Milwaukee which were written down by $29,140, $12,305 and $8,612, respectively.

Identifiable Intangibles

       In connection with the Company’s annual impairment testing required by SFAS No. 142, impairment was recognized on the Company’s intangible assets. When the Company acquired Echt and Montreal, the excess purchase price was allocated to goodwill, developed technologies and assembled workforce. Due to rapid technological changes as well as strategic decisions to migrate from western world manufacturing facilities to China-based manufacturing facilities, it became apparent that the remaining developed technologies balances, of $4,430 for Montreal and $3,420 for Echt, were impaired and should be written off.

       As part of acquiring numerous printed circuit board assembly facilities, the Company was required to buy a license from the Lemelson Medical, Education & Research Foundation, Limited Partnership which is required in the inspection process of this product. This license was capitalized as an intangible and was being amortized over its life. On January 26, 2004, a U.S. District Court in Las Vegas ruled the 14 patents asserted by the Lemelson Partnership were invalid and unenforceable. Therefore as part of this analysis, the Company wrote off $1,374 related to this license. In addition, during the analysis of the fair value of reporting units, $155 of goodwill impairment was recognized on the Company’s Milwaukee facility.

       Below are tables summarizing restructuring and impairment accruals and the related activity as of and for the year ended December 31, 2001, 2002 and 2003:

					Cumulative
					Drawdowns
		Year Ended
	Balance	December 31, 2001					Balance
	at				Cash	Non-Cash	at
	12/31/00	Charges	Reversals	Total	Payments	Charges	12/31/01

Restructuring Activities:
Personnel and severance	$—	$44,022	$(170)	$43,852	$(36,282)	$—	$7,570
Lease and other contractual commitments	—	18,793	(5,836)	12,957	(5,614)	—	7,343
Other	—	2,965	—	2,965	(2,810)	—	155
Asset impairments	—	221,600	—	221,600	—	(221,600)	—

Total restructuring and impairment charges	$—	$287,380	$(6,006)	$281,374	$(44,706)	$(221,600)	$15,068

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

9.	Restructuring and Impairment Charges — (Continued)

					Cumulative
					Drawdowns
		Year Ended
	Balance	December 31, 2002					Balance
	at				Cash	Non-Cash	at
	12/31/01	Charges	Reversals	Total	Payments	Charges	12/31/02

Restructuring Activities:
Personnel and severance	$7,570	$12,751	$(1,293)	$11,458	$(8,568)	$—	$10,460
Lease and other contractual commitments	7,343	11,588	(3,887)	7,701	(3,276)	—	11,768
Other	155	2,361	(1,014)	1,347	(1,021)	—	481
Asset impairments	—	32,191	—	32,191	—	(32,191)	—

Total restructuring and impairment charges	$15,068	$58,891	$(6,194)	$52,697	$(12,865)	$(32,191)	$22,709

					Cumulative
					Drawdowns
		Year Ended
	Balance	December 31, 2003					Balance
	at				Cash	Non-Cash	at
	12/31/02	Charges	Reversals	Total	Payments	Charges	12/31/03

Restructuring Activities:
Personnel and severance	$10,460	$827	$—	$827	$(7,211)	$—	$4,076
Lease and other contractual commitments	11,768	—	—	—	(2,194)	—	9,574
Other	481	—	—	—	(481)	—	—
Asset impairments	—	66,382	—	66,382	—	(66,382)	—

Total restructuring and impairment charges	$22,709	$67,209	$—	$67,209	$(9,886)	$(66,382)	$13,650

       The restructuring and impairment charges were determined based on formal plans approved by the Company’s management using the best information available to it at the time. The amounts the Company may ultimately incur may change as the balance of the plans are executed. Expected cash payout of the accrued expenses is as follows:

Cash
Year Ended December 31,	Payments

2004	$4,413
2005	3,125
2006	2,050
2007	413
2008	413
Thereafter	3,236

Total	$13,650

10.	Dispositions of Assets

       In connection with the continued economic downturn that led to the Company’s restructuring and impairment activities, the Company evaluated alternatives to plant closures and workforce reductions. As a result, the Company sold six businesses, including its joint venture interest, during 2002. Also, during the fourth quarter of 2002, the Company finalized the dispositions of assets at several closed facilities. These actions resulted in net losses on dispositions of assets totaling $85,531.

       The Company finalized the sale of the Portland, Oregon facility during December 2003. Upon completion of the transaction, the disposition resulted in a net loss of $1,226.

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

10.	Dispositions of Assets — (Continued)

       Below are tables summarizing the net losses on dispositions of assets for the year ended December 31, 2002 and 2003, respectively:

			Net Proceeds from
			Dispositions
	Disposition	Loss (Gain)
Entity	Transaction	On Disposition	Net Cash*	Notes	Total

Viasystems Milford, Inc.	Sale	$28,580	$(1,460)	$500	$(960)
Viasystems Puerto Rico, Inc.	Sale	(152)	1,996	300	2,296
Plastics Division of Viasystems EMS UK, Ltd.	Sale	(107)	91	—	91
Ballynahinch facility of Viasystems EMS UK, Ltd.	Sale	(351)	(1,000)	—	(1,000)
Viasystems EMS — Italian Srl	Sale	(822)	(1,819)	—	(1,819)
JV equity interest in Raintherm Limited	Sale	(4,187)	14,500	—	14,500
Viasystems EMS — France SAS	Administrative Receivership	24,245	(6,314)	—	(6,314)
Viasystems San Jose, Inc.	Closure	11,981	(94)	—	(94)
Columbus, Ohio facility of Viasystems Technologies Corp., LLC	Closure	1,215	—	—	—
Chips Acquisition Limited/ PCB Investments Ltd.	Waiving Of Notes	25,129	—	—	—

Totals		$85,531	$5,900	$800	$6,700

			Net Proceeds from
			Dispositions
	Disposition	Loss On
Entity	Transaction	Disposition	Net Cash*	Notes	Total

Viasystems Portland, Inc.	Sale	$1,226	$370	$—	$370

Totals		$1,226	$370	$—	$370

*	Cash proceeds from sale, net of cash in the business upon disposition and fees paid related to transactions.

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

11.	Commitments

       The Company leases certain building and transportation and other equipment under capital and operating leases. Included in property, plant and equipment as of December 31, 2002 and 2003, were $932 and $932, respectively, of cost basis and $186 and $217, respectively, of accumulated depreciation related to equipment held under capital leases. Total rental expense under operating leases was $12,341, $7,608 and $6,870 for the years ended December 31, 2001, 2002 and 2003, respectively. Future minimum lease payments under capital leases and operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows:

Year Ended December 31,	Capital	Operating

2004	$214	$4,432
2005	214	3,645
2006	186	2,720
2007	7	2,606
2008	—	1,989
Thereafter	—	4,305

Total	$621	$19,697

Less: Amounts representing interest	76

Capital lease obligations	$545

12.	Contingencies

       The Company is a party to contracts with third party consultants, independent contractors and other service providers in which the Company has agreed to indemnify such parties against certain liabilities in connection with their performance. Based on historical experience and the likelihood that such parties will ever make a claim against the Company, such indemnification obligations are immaterial.

       The Company provides that none of the directors and officers of the Company bear the risk of personal liability for monetary damages for breach of fiduciary duty as a director except in cases where the action involves a breach of the duty of loyalty, acts in bad faith or intentional misconduct, the unlawful paying of dividends or repurchasing of capital stock, or transactions from which the director derived improper personal benefits.

       The Company has fully and unconditionally guaranteed the operating lease payments of the Milwaukee, Wisconsin facility through the year 2010. The total maximum payments from this guarantee is $9,858. As of December 31, 2003, no liability related to this guarantee has been established.

       The Company is subject to various lawsuits and claims with respect to such matters as patents, product development and other actions arising in the normal course of business. In the opinion of the Company’s management, the ultimate liabilities resulting from such lawsuits and claims will not have a material adverse effect on the Company’s financial condition and results of operations and cash flows.

       The Company believes it is in material compliance with applicable environmental laws and regulations and that its environmental controls are adequate to address existing regulatory requirements.

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

13.	Income Taxes

       The Company accounts for income taxes in accordance with the provisions of SFAS No. 109. The benefit for income taxes for the years ended December 31, 2001, 2002 and 2003, consists of the following:

	2001	2002	2003

Current:
Federal	$(900)	$(6,592)	$(3,784)
State	—	1,038	—
Foreign	115	4,579	4,989

	(785)	(975)	1,205

Deferred:
Federal	—	—	—
State	—	—	—
Foreign	785	975	(1,205)

	785	975	(1,205)

	$—	$—	$—

       Reconciliation between the statutory income tax rate and effective tax rate is summarized below:

	2001	2002	2003

U.S. Federal statutory rate	$(205,458)	$(90,718)	$66,553
State taxes, net of Federal provision (benefit)	(7,558)	(661)	(4,646)
Foreign taxes in excess of U.S. statutory rate	(9,690)	(7,273)	(2,611)
Amortization of intangibles	58,440	5,508	(9,292)
Loss on investment in subsidiaries	—	38,052	(30,501)
Change in the valuation allowance for deferred tax assets	128,000	50,235	182,736
Cancellation of indebtedness income	32,360	—	(111,176)
Capital losses	—	—	(90,350)
Other	3,906	4,857	(713)

	$—	$—	$—

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

13.	Income Taxes — (Continued)

       The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 31 are as follows:

	2001	2002	2003

Deferred tax assets:
Accrued liabilities not yet deductible	$20,127	$16,763	$18,779
Net operating loss carryforwards	360,512	410,015	486,238
AMT credit carryforwards	1,128	802	802
Fixed assets	32,947	35,554	52,923
Capital loss carryforwards	126,391	126,391	216,741
Other	10,917	12,163	14,702

	552,022	601,688	790,185
Valuation allowance	(526,417)	(576,652)	(759,388)

	25,605	25,036	30,797

Deferred tax liabilities:
Intangibles	(8,256)	(5,825)	(5,825)
Fixed assets	(8,762)	(9,798)	(12,827)
Other	(7,894)	(7,900)	(7,894)

	(24,912)	(23,523)	(26,546)

Net deferred tax asset	$693	$1,513	$4,251

       The current deferred tax assets are included in prepaid expenses and other and the long-term deferred tax assets, consisting of net operating loss carryforwards, are in other assets in the consolidated balance sheets. The current deferred tax liabilities are included in accrued and other liabilities in the consolidated balance sheets.

       Approximate domestic and foreign income (loss) before income tax provision are as follows:

	Year Ended December 31,

	2001	2002	2003

Domestic	$(400,828)	$(643,959)	$246,539
Foreign	(186,191)	384,761	(56,389)

       As of December 31, 2003, the Company had the following net operating loss (NOL) carryforwards: $769,640 in the U.S., $78,628 in Luxembourg, $75,997 in Canada, $41,668 in Hong Kong, $13,418 in the U.K., and $62,900 in the Netherlands. The U.S. NOLs expire in 2018 through 2021 and the Canada NOLs expire in 2007 through 2010. All other NOLs carry forward indefinitely. The U.S. also has a capital loss carryforward of $506,902, of which $361,117 will expire in 2004 and $145,785 in 2008. Canada has an investment tax credit carryforward of $1,191 that will expire in 2010 and a capital loss of $122,891 that will carry forward indefinitely. The Company has not recognized and does not anticipate recognizing a deferred tax liability for approximately $8,938 on undistributed earnings of its foreign subsidiaries because the Company intends to indefinitely reinvest the earnings.

       In connection with the Plan, the Company believes more than a 50% change in ownership occurred under Section 382 of the Internal Revenue Code of 1986, as amended, and regulations issued thereunder. As a consequence, the utilization of the U.S. NOLs is limited annually to

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

13.	Income Taxes — (Continued)

approximately $19.7 million per year (except to the extent the Company recognizes certain gain built in at the time of the ownership change), with any unused portion carried over to succeeding years. Any NOLs not utilized in a year can be carried over to succeeding years.

       The Company has a tax holiday in China that allows a two-year tax exemption and three-year 50% reduction in the tax rate. The tax holiday began in 2001. If not for such tax holiday, the Company would have had $8,504 and $3,787 of additional income tax expense for December 31, 2002 and 2003, respectively, based on the applicable rate of 27% in 2002 and 24% in 2003.

       The Company’s U.S. NOLs were reduced by approximately $95,884 at December 31, 2002 to reflect the offset against the NOLs of cancellation of indebtedness income the Company recognized as a result of open market purchases at a discount during 2002 by HMTF of Viasystems indebtedness with an aggregate principal amount of $171,079. At December 31, 2003, the Company’s U.S. NOLs were reduced by $215,838 to reflect the offset against NOLs of cancellation of indebtedness income recognized as a result of the Plan.

14.	Derivative Financial Instruments

       On January 1, 2001, the Company implemented, on a prospective basis, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and SFAS No. 138 (collectively, the Statement). The Statement requires all derivatives to be recognized in the statement of financial position at fair value, with changes in the fair value of derivative instruments to be recorded in current earnings or deferred in accumulated other comprehensive loss, depending on whether a derivative is designated as and is effective as a hedge and on the type of hedging transaction.

       The Company uses derivative instruments, primarily foreign exchange forward contracts, to manage certain of its foreign exchange rate risks. The Company’s objective is to limit potential losses in earnings or cash flows from adverse foreign currency exchange rate movements. The Company’s foreign currency exposures arise from transactions denominated in a currency other than an entity’s functional currency, primarily anticipated sales of finished product and the settlement of payables.

       Generally, the Company applies hedge accounting as allowed by the Statement. At December 31, 2001, the Company only had derivatives which qualified as foreign currency cash flow hedges. For hedged forecasted transactions, hedge accounting is discontinued if the forecasted transaction is no longer intended to occur, and any previously deferred hedging gains or losses would be recorded to earnings immediately. Earnings impacts for all designated hedges are recorded in the condensed consolidated statement of operations generally on the same line item as the gain or loss on the item being hedged. The Company records all derivatives at fair value as assets or liabilities in the condensed consolidated balance sheet, with classification as current or long-term depending on the duration of the instrument.

       The Company had no transition adjustment as a result of adopting SFAS No. 133 on January 1, 2001, as the Company’s derivative instruments were entered into during the first quarter 2001. At December 31, 2001, the net deferred hedging gain in accumulated other comprehensive loss was $0 as the contracts entered into during 2001 had already expired. The entire gain resulting from these contracts totaling $3,135 was recognized in earnings during the year ended December 31, 2001, at the time the underlying hedged transactions were realized. There was no hedge ineffectiveness during the years ended December 31, 2001 and 2003; and

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

14.	Derivative Financial Instruments — (Continued)

no derivative financial instruments were entered into during the year ended December 31, 2002. In addition, there were no hedging instruments outstanding at December 31, 2003.

15.	Business Segment Information

       The Company operates in one segment — a worldwide independent provider of electronics manufacturing services, which are sold throughout many diverse markets.

       The Company’s operations are located worldwide and are analyzed by three geographical segments. The accounting policies of the segments are the same as those described in Note 1. Segment data includes intersegment revenues.

		Operating
		Income/	Total	Capital
	Net Sales	(Loss)	Assets	Expenditures

North America:
Year ended December 31, 2001	$650,431	$(376,055)	$440,973	$24,641
Year ended December 31, 2002	491,161	(153,222)	345,425	6,188
Year ended December 31, 2003	406,968	(57,232)	274,129	11,758
Europe:
Year ended December 31, 2001	$298,315	$(112,416)	$177,295	$10,883
Year ended December 31, 2002	118,488	(22,994)	99,287	8,409
Year ended December 31, 2003	64,902	(23,142)	91,222	4,664
Asia:
Year ended December 31, 2001	$277,116	$3,518	$369,777	$43,266
Year ended December 31, 2002	292,384	25,508	369,736	15,091
Year ended December 31, 2003	342,386	31,040	393,692	31,084
Eliminations:
Year ended December 31, 2001	$(19,326)	$—	$—	$—
Year ended December 31, 2002	(37,986)	—	—	—
Year ended December 31, 2003	(62,773)	—	—	—
Total:
Year ended December 31, 2001	$1,206,536	$(484,953)	$988,045	$78,790
Year ended December 31, 2002	864,047	(150,708)	814,448	29,688
Year ended December 31, 2003	751,483	(49,334)	759,043	47,506

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

15.	Business Segment Information — (Continued)

       Net sales by country of destination are as follows:

	Year Ended December 31,

	2001	2002	2003

United States	$619,009	$461,283	$384,786
United Kingdom	79,517	36,416	16,020
Canada	66,442	62,243	25,841
France	113,234	28,711	18,375
Malaysia	53,155	40,000	37,673
China	54,399	75,798	101,890
Germany	55,763	72,851	80,395
Other	165,017	86,745	86,503

Total	$1,206,536	$864,047	$751,483

       Net sales by product offering are as follows:

	Year Ended December 31,

	2001	2002	2003

Printed circuit boards	$480,586	$359,482	$373,260
Wire harnesses and electro-mechanical solutions	725,950	504,565	378,223

Total	$1,206,536	$864,047	$751,483

       Property, plant and equipment, net by country are as follows:

	Year Ended
	December 31,

	2002	2003

United States	$12,312	$9,671
China	153,502	160,305
Canada	61,750	13,412
Other	53,688	36,377

Total	$281,252	$219,765

16.	Concentration Of Business

       Sales to Lucent Technologies directly and through other contract electronic manufacturers were 21% of net sales for the year ended December 31, 2001. During the year ended December 31, 2002, sales to General Electric were 11.7% of net sales. During the year ended December 31, 2003, sales to General Electric represented 12.1% of net sales. No sales to any other customers represented over 10.0% of net sales for the years ended December 2001, 2002 and 2003.

       The Company holds cash amounts in excess of federally insured amounts in certain bank accounts.

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

17.	Preferred Stock

Series B Preferred Stock

       At December 31, 2002, there were 60,000,000 shares of Preferred Stock authorized, of which 6,000,000 shares were designated as Series B Preferred Stock (the Series B Preferred), of these 1,930,125 shares were issued and outstanding. Par value of the stock was $.01 per share. Dividends were cumulative and payable at an annual rate of $2.00 per share per annum prior to November 30, 2004, $2.50 per share per annum from November 30, 2004 to November 30, 2005, $3.00 per share per annum from November 30, 2005 to November 30, 2006 and $3.50 per share per annum on and thereafter November 30, 2006. Dividends were payable quarterly on February 28, May 31, August 31 and November 30 each year commencing on February 28, 1997. The discount on the stock, which represents the difference between the present value of a perpetual dividend stream of $3.50 per year and the current subscription price, was accreted at the rate of 10.4% per year, over 10 years. Dividend cost associated with the preferred stock was increased for the accretion of the discounts. Group may, at its option, pay quarterly dividends on the Series B Preferred on the first twenty payment dates, if the Credit Agreement prohibits the payment of cash dividends, by issuing a number of additional shares (or fractional shares) of Series B Preferred in respect to each share (or fractional share) of Series B Preferred then outstanding at the rate of one twenty-fifth of a whole share of Series B Preferred for each $1.00 of dividend declared. Except in the case of a Change in Control (as defined), the Series B Preferred have no provisions for mandatory redemption. At Group’s option, the Series B Preferred was redeemable at any time, at $25.00 per share, together with accrued and unpaid dividends to the date of redemption.

       All shares of Series B Preferred Stock were cancelled in the prepackaged plan of reorganization executed January 31, 2003 (see Note 8).

Class A Junior Preferred Stock

       At December 31, 2003, 1,500,000 shares were authorized as Class A Junior Preferred Stock (the Class A Preferred), of which 1,200,996 shares were issued and outstanding. Par value of the stock is $.01 per share. Dividends accrue semi-annually on June 30 and December 31, commencing on January 1, 2004. Dividends are cumulative and accrue at an annual rate of 1.0% on the Liquidation Preference ($100 per share plus accrued, but unpaid dividends) per share per annum from January 1, 2004 to December 31, 2004, 3.0% on the Liquidation Preference per share per annum from January 1, 2005 to December 31, 2005, 5.0% on the Liquidation Preference per share per annum from January 1, 2006 to December 31, 2006, 8.0% on the Liquidation Preference per share per annum from January 1, 2007 to January 31, 2013, and 14.0% on the Liquidation Preference per share per annum from February 1, 2013. The 2003 Credit Agreement prohibits the payment of cash dividends.

       At December 31, 2003, the Class A Preferred is classified as a liability under the provisions of SFAS No. 150. The recorded balance in the Company’s financial statements is the present value of the redemption amount of the securities. The future value of the securities resulted in a discount of $37,930 from the face amount of $120,100. The discount, recorded as interest expense, is being amortized over ten years. All dividends are recorded as interest expense using the weighted average interest rate of all dividends to be paid over such term.

       At Group’s option, the Class A Preferred is redeemable at any time, at 100% of the then effective Liquidation Preference per share, together with, without duplication, accrued and unpaid dividends to the date of redemption. At January 31, 2013, the Class A Preferred is subject to

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

17.	Preferred Stock — (Continued)

mandatory redemption at a price equal to 100% of the then effective Liquidation Preference, together with, without duplication, accrued and unpaid dividends to the date of redemption.

Class B Senior Convertible Preferred Stock

       At December 31, 2003, 4,500,000 shares were authorized as Class B Senior Convertible Preferred Stock (the Class B Preferred), of which 4,255,546 shares were issued and outstanding. Par value of the stock is $.01 per share. Dividends accrue semi-annually on June 30 and December 31, commencing on June 30, 2003. Dividends are cumulative and accrue at an annual rate of 9.0% on the Liquidation Preference ($12.63 per share plus accrued, but unpaid dividends) prior to January 31, 2013 and at an annual rate of 14.0% on the Liquidation Preference from February 1, 2013. The 2003 Credit Agreement prohibits the payment of cash dividends.

       The Class B Preferred is convertible at the option of the holder into common stock. The number of common shares received in a conversion is calculated based on the accumulated liquidation preference of the preferred stock being converted, divided by a conversion price of $12.63 per share.

       The Class B Preferred is classified as temporary equity under the provisions of SFAS No. 150. As part of the Reorganization, a payment of $1,072 was paid to investors. The investors’ effective conversion price was lower than the value of Group’s common stock which created a beneficial conversion feature (BCF) of $1,081. Both the payment to investors and the BCF were capitalized to reduce the face of the Class B Preferred and are being amortized over ten years.

       On January 31, 2013, the Class B Preferred is subject to mandatory redemption at a price equal to the Liquidation Preference, together with, without duplication, accrued and unpaid dividends to the date of redemption.

	Series B Preferred		Class A Preferred		Class B Preferred

	Shares	$Amount	Shares	$Amount	Shares	$Amount

Balance at December 31, 2000	1,647,343	$46,101	—	$—	—	$—
Increases	135,794	5,511	—	—	—	—

Balance at December 31, 2001	1,783,137	51,612	—	—	—	—
Increases	146,988	6,307	—	—	—	—

Balance at December 31, 2002	1,930,125	57,919	—	—	—	—
Increases	—	—	1,200,996	89,559	4,255,546	56,391
Cancellations	(1,930,125)	(57,919)	—	—	—	—

Balance at December 31, 2003	—	$—	1,200,996	$89,559	4,255,546	$56,391

18.	Stock Option Plans and Warrants

1997 and 2001 Option Plans

       Group had stock-based compensation plans under which outside directors and certain employees receive stock options and other equity-based awards. The plans provided for the

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

18.	Stock Option Plans and Warrants — (Continued)

grant of stock options, stock appreciation rights, performance awards, restricted stock awards and other stock unit awards.

       Stock options generally are granted with an exercise price equal to or above the market value of a share of common stock on the date of grant, have a life of ten years and vest within five years from the date of grant. The total number of shares of common stock authorized for option grants under the plans was 13,696,012 shares at December 31, 2001 and 2002.

       In connection with certain acquisitions, and in accordance with the contract terms, outstanding stock options held by employees of acquired companies became vested and converted to options to purchase Group’s common stock on the acquisition date. As these acquisitions were accounted for as purchases, the fair value of these options was included in the purchase price.

       In connection with the issuance of the Senior Unsecured Notes, the Company issued to HMTF 10.0 million warrants to purchase shares of Group’s common stock. The warrants were exercisable immediately and had an exercise price of $0.01 per share and terminate in 2011.

       Each of the stock options and warrants that were related to the 1997 and 2001 option plans were cancelled as part of the prepackaged plan of reorganization consummated on January 31, 2003 (see Note 8). In addition to the cancellation of the existing options and warrants, the Plan provided for the issuance of new stock options and warrants as described below.

2003 Option Plan

       The Viasystems Group, Inc. 2003 Stock Option Plan provides for the award of incentive stock options, or ISOs, and non-qualified stock options, or NSOs, to certain employees. Subject to adjustment in the event of certain corporate transactions or events, a maximum of 2,777,778 shares of common stock are available for issuance to employees under the plan. As of December 31, 2003, there were outstanding options to purchase an aggregate of 2,150,400 shares of common stock under the plan. Additionally, the Company has granted options to non-employee directors to purchase a total of 275,000 shares of common stock. As of December 31, 2003, options to purchase an aggregate of 2,425,400 shares of common stock are outstanding. Options reissued to employees within six months of a cancellation are accounted for as a modification of the original award. For these awards, changes in the market price of the Company’s stock above the exercise price of the options results in a change in the measurement of compensation for the awards. Compensation expense of $1,383 was recorded in 2003 for the modified awards. Options issued under the plan that expire, are forfeited or otherwise terminate will again be available for grant.

       Generally, each option granted is required to expire on or before the tenth anniversary of the date of grant. The exercise price of each ISO is required to be not less than 100% of the fair market value of the underlying stock subject to the option on the date of grant. This minimum exercise price provision is increased, and other conditions and restrictions apply, with respect to awards granted to persons who own or are deemed to own more than 10% of the total combined voting power of all classes of stock of Group.

       The agreements provide for payment of the exercise price of options in the form of cash or, subject to the discretion of the compensation committee of the board of directors of Group, by delivery of shares of Group common stock.

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

18.	Stock Option Plans and Warrants — (Continued)

       The plan provides for the grant of ISOs only to employees of Group and its affiliates. NSOs may be granted to employees, or other persons providing services for Group or its affiliates.

       The status of the stock options and the related transactions are summarized below:

		Weighted
		Average Exercise
	Shares	Price Per Share

Options outstanding at December 31, 2000	6,312,377	$12.65
Granted/assumed	2,409,596	1.35
Exercised	(70,821)	2.11
Forfeited/expired	(931,130)	8.58

Options outstanding at December 31, 2001	7,720,022	5.36
Granted	15,500	0.35
Exercised	—	—
Forfeited	(1,222,657)	6.05

Options outstanding at December 31, 2002	6,512,865	5.31
Granted	2,484,000	12.63
Exercised	—	—
Cancelled	(6,512,865)	5.31
Forfeited	(58,600)	12.63

Options outstanding at December 31, 2003	2,425,400	$12.63

       The following table summarizes the status of stock options outstanding and exercisable at December 31, 2003:

Stock Options
	Stock Options Outstanding			Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
Exercise Price		Contractual Life	Price Per		Price Per
Per Share	Shares	(Years)	Share	Shares	Share

$12.63	2,425,400	9.1	$12.63	800,382	$12.63

Total	2,425,400		$12.63	800,382	$12.63

2003 Warrants

       On January 31, 2003, the Company issued warrants to purchase 1,436,171 shares of common stock to certain pre-petition holders of the Series B preferred stock interests and to pre-petition unsecured creditors. The warrants were valued at $4.85 each on January 31, 2003 using a Black-Scholes model. The resulting value offset the gain on exchange for the Series B preferred stock by approximately $6,965. Each warrant allows the holder to purchase one share of common stock at an exercise price of $25.51 per share. The warrants are immediately exercisable and expire on January 31, 2010.

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

19.	Earnings Per Share

       Basic earnings per common share amounts are computed using the weighted average number of common shares outstanding during the year. Basic earnings per weighted average common share are computed as follows:

	Years Ended December 31,

				Pro Forma
	2001	2002	2003	2003*

				(unaudited)
Net (loss) income	$(587,019)	$(259,198)	$190,150	190,150
Less: paid-in-kind dividends and accretion on preferred stock	5,511	6,307	4,799	4,799
Add: Series B preferred stock cancellation and issuance of warrants	—	—	50,954	50,954

Net (loss) income available to common stockholders	$(592,530)	$(265,505)	$236,305	$236,305

Basic weighted average common shares outstanding	140,891,151	141,532,831	30,760,508	20,690,297

Basic net (loss) income per weighted average common share	$(4.21)	$(1.88)	$7.68	$11.42

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

19.	Earnings Per Share — (Continued)

       Diluted earnings per weighted average common share are computed as follows:

	Years Ended December 31,

				Pro Forma
	2001	2002	2003	2003*

				(unaudited)
Net (loss) income	$(587,019)	$(259,198)	$190,150	$190,150
Less: paid-in-kind dividends and accretion on preferred stock	5,511	6,307	4,799	4,799
Add: Series B preferred stock cancellation and issuance of warrants	—	—	50,954	50,954

Net (loss) income available to common stockholders	$(592,530)	$(265,505)	$236,305	$236,305
Add: Accretion on Class B Senior convertible preferred stock	—	—	4,799	4,799

Adjusted net (loss) income available to common stockholders	$(592,530)	$(265,505)	$241,104	$241,104

Basic weighted average common shares outstanding	140,891,151	141,532,831	30,760,508	20,690,297
Common shares assuming conversion of Class B Senior convertible preferred stock	—	—	3,900,917	4,255,546
Common shares assuming exercise of stock options	—	—	170,647	186,160

Diluted weighted average common shares outstanding	140,891,151	141,532,831	34,832,072	25,132,003

Diluted net (loss) income per weighted average common share	$(4.21)	$(1.88)	$6.92	$9.59

*	Pro forma calculation assumes 20,690,297 of New Common Stock shares, 4,255,546 shares of Class B Senior Convertible Preferred Stock and 2,425,400 stock options were outstanding for the entire year. The Company had 141,532,831 shares outstanding for the month of January 2003 that were cancelled in connection with the reorganization (see Note 8). The weighted average of the cancelled shares represents the difference of 10,070,211 shares.

       The 2001 and 2002 computation of diluted loss per share did not include the effects of 7,720,022 and 6,512,865 stock options and 136,645 and 10,136,645 stock warrants, respectively, as inclusion of the options and warrants would have been anti-dilutive. The 2003 computation of diluted earnings per share did not include 1,436,135 stock warrants, because the exercise price was greater than the corresponding market value per share of common stock.

20.	Retirement Plans

       The Company has a defined contribution retirement savings plan (the Retirement Plan) covering substantially all domestic employees who meet certain eligibility requirements as to age and length of service. The Retirement Plan incorporates the salary deferral provision of

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

20.	Retirement Plans — (Continued)

Section 401(k) of the Internal Revenue Code and employees may defer up to 15% of compensation or the annual maximum limit prescribed by the Internal Revenue Code. The Company contributes 1% of employees’ salaries to the Retirement Plan and matches a percentage of the employees’ deferrals. The Company may also elect to contribute an additional profit-sharing contribution to the Retirement Plan at the end of each year. The Company’s contributions to the Retirement Plan were $4,020, $2,510 and $503 for the years ended December 31, 2001, 2002 and 2003, respectively.

21.	Research And Development

       Research, development and engineering expenditures for the creation and application of new products and processes were approximately $9,210, $10,405 and $2,882 for the years ended December 31, 2001, 2002 and 2003, respectively.

22.	Related Party Transactions

Monitoring and Oversight Agreement

       The Company entered into a ten-year monitoring and oversight agreement with an affiliate of HMTF, effective as of January 31, 2003. The monitoring and oversight agreement will be terminated in connection with the IPO (see Note 23); provided, however, that the Company will continue to be obligated to indemnify HMTF, its affiliates, and their respective directors, officers, controlling persons, agents and employees from and against all claims, liabilities, losses, damages, expenses and fees and disbursements of counsel related to or arising out of or in connection with the services rendered under the monitoring and oversight agreement and not resulting primarily from the bad faith, gross negligence, or willful misconduct of HMTF. The Company has accrued a fee of $1,375 at December 31, 2003.

Consulting Arrangement

       In connection with the Company’s restructuring activities, commencing December 2001, the Company engaged Katia Advisors LLC to provide sales and marketing consulting services related to strategic marketing opportunities. Such services were provided on a month-by-month basis and effective December 1, 2003 the Company discontinued using these services. As of December 1, 2003, the Company had paid Katia Advisors an aggregate of $520. These services were provided by Richard McGinn, a partner of Katia and a member of the board of directors of the Company.

Compensation of Directors

       The Chairman of the board receives an annual fee of $120 and directors (other than the Chairman) who are not executive officers receive an annual fee of $30. In addition, each audit committee member receives an annual fee of $10 and the Chairman of the audit committee receives an additional fee of $5. Directors are reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the board and its committees and receive a per diem fee of $1 for additional time spent on the Company’s business. The Company also has granted 55,000 stock options with an exercise price of $12.63, which vest over a period of three years, to each of its non-employee directors as compensation for their services as members of the board.

Viasystems Group, Inc. & Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

22.	Related Party Transactions — (Continued)

Other

       As of December 31, 2002, affiliates of HMTF held an aggregate face amount of $379 of senior unsecured notes, senior unsecured subordinated notes and debt under the 2002 Credit Agreement.

       Certain affiliates of GSC are stockholders of Group and have the right together with certain other stockholders of Group to designate certain members of Group’s board of directors. As of December 31, 2003, an affiliate of GSC held an aggregate face amount of $640 of debt under the 2003 Credit Agreement.

       In 2000, the Company acquired all of the outstanding shares of Wirekraft Industries, Inc., a wholly-owned subsidiary of International Wire Group, Inc., an affiliate of HMTF. The Company’s wire harness operations, in accordance with negotiated contract terms, purchased an aggregate of $36,784, $35,628 and $34,077 of product from International Wire Group, Inc. in 2001, 2002 and 2003 respectively. Viasystems had amounts due to International Wire Group, Inc. of $6,066 and $10,816 at December 31, 2002 and 2003, respectively.

23.	Subsequent Events

Initial Public Offering

       The Company is in the process of issuing $275 million of common stock through an initial public offering.

       The proceeds of this offering will be used (1) for working capital purposes relating to the business expansion in China, (2) to redeem a portion of the 2011 Notes, (3) to redeem a portion of the Class A preferred stock and (4) to pay down a portion of the 2003 Credit Agreement.

VIASYSTEMS GROUP, INC. & SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

		March 31, 2004

	December 31,		Pro Forma
	2003		(See Note 1)

		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$64,161	$48,640	$
Accounts receivable, net	135,378	159,201
Inventories	87,744	98,542
Prepaid expenses and other	38,293	42,412

Total current assets	325,576	348,795
Property, plant and equipment, net	219,765	217,491
Deferred financing costs, net	8,806	8,830
Goodwill	173,350	172,468
Intangible assets, net	11,129	10,784
Other assets, net	20,417	21,686

Total assets	$759,043	$780,054	$

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current maturities of long-term debt	$943	$948	$
Accounts payable	141,542	156,247
Accrued and other liabilities	69,857	75,296
Income taxes payable	589	686

Total current liabilities	212,931	233,177
Deferred taxes	18,650	18,635
Long-term debt, less current maturities	455,300	455,581
Other non-current liabilities	8,138	8,786
Class A Junior preferred stock	89,559	91,687

Total liabilities	784,578	807,866
Class B Senior convertible preferred stock	56,391	57,774
Commitments and contingencies
Stockholders’ equity (deficit):
Common stock	207	207
Paid-in capital	1,893,288	1,892,751
Accumulated deficit	(1,971,005)	(1,971,204)
Accumulated other comprehensive loss	(4,416)	(7,340)

Total stockholders’ deficit	(81,926)	(85,586)

Total liabilities and stockholders’ deficit	$759,043	$780,054	$

The accompanying notes are an integral part of the consolidated financial statements.

VIASYSTEMS GROUP, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)
(Unaudited)

	Three Months Ended
	March 31,

	2003	2004

Net sales	$177,775		$226,062
Operating expenses:
Cost of goods sold, exclusive of items shown separately below	140,544		180,858
Selling, general and administrative	17,333		20,053
Stock compensation expense	926		846
Depreciation	15,449		11,761
Amortization	753		407
Losses (gains) on dispositions of assets, net	130		(465)

Operating income (loss)	2,640		12,602
Other expenses (income):
Interest expense, net	8,832		11,533
Amortization of deferred financing costs	—		318
Reorganization items:
Reorganization expenses	54,081		—
Gain from debt forgiveness	(339,393)		—
Other expense (income), net	(204)		950

Income (loss) before income taxes	279,324		(199)
Income taxes	—		—
Net income (loss)	$279,324		$(199)

Less: Paid-in-kind dividends or accretion on preferred stock	858		1,383
Add: Series B preferred stock cancellation and issuance of warrants	50,954		—

Net (loss) income available to common stockholders	$329,420		$(1,582)

Basic (loss) income per share	$5.40		$(0.08)
Diluted (loss) income per share (see Note 7)	$5.35		$(0.01)
Weighted average shares outstanding:
Basic	60,971,142		20,690,297
Diluted	61,680,400		25,092,350
Pro forma as adjusted earnings per share (unaudited):
Pro forma as adjusted basic earnings per share (see Note 1)		$

Pro forma as adjusted diluted earnings per share (see Note 1)		$

The accompanying notes are an integral part of the consolidated financial statements.

VIASYSTEMS GROUP, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
(Unaudited)

	Three Months
	Ended March 31,

	2003	2004

Cash flows from operating activities:
Net income (loss)	$279,324	$(199)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain from debt forgiveness	(339,393)	—
Write-off of deferred financing fees, premium and discount related to debt forgiveness	56,261	—
Losses on dispositions of assets, net	159	76
Depreciation and amortization	16,202	12,168
Amortization of deferred financing costs	—	318
Amortization of preferred stock discount	195	346
Accretion of Class A Junior preferred stock dividends	1,149	1,782
Non-cash stock option compensation charge	926	846
Deferred taxes	(1,155)	(2,189)
Change in assets and liabilities, net of acquisitions:
Accounts receivable	(6,647)	(24,442)
Inventories	341	(11,050)
Prepaid expenses and other	(6,701)	(3,841)
Accounts payable and accrued and other liabilities	(5,749)	20,904
Income taxes payable	574	778

Net cash used in operating activities	(4,514)	(4,503)

Cash flows from investing activities:
Sale of property, plant, and equipment	—	23
Capital expenditures	(8,355)	(10,642)

Net cash used in investing activities	(8,355)	(10,619)

Cash flows from financing activities:
Equity proceeds	102	—
Repayment of amounts due under credit facilities	(7,540)	—
Financing fees and other	—	(385)

Net cash used in financing activities	(7,438)	(385)

Effect of exchange rate changes on cash and cash equivalents	(1,186)	(14)

Net change in cash and cash equivalents	(21,493)	(15,521)
Cash and cash equivalents at beginning of the period	83,060	64,161

Cash and cash equivalents at end of the period	$61,567	$48,640

The accompanying notes are an integral part of the consolidated financial statements.

VIASYSTEMS GROUP, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)
(Unaudited)

1.	Basis of Presentation

Unaudited Interim Consolidated Financial Statements

       The unaudited interim consolidated financial statements of Viasystems Group, Inc. (Group) and its subsidiaries reflect all adjustments consisting only of normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of financial position and results of operations. Group, together with its subsidiaries, is herein referred to as the “Company.” The results for the three months ended March 31, 2004, are not necessarily indicative of the results that may be expected for a full fiscal year. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in Group’s December 31, 2003 audited financial statements.

Nature of Business

       The Company is a leading worldwide provider of complex multi-layer printed circuit boards, wire harnesses and electro-mechanical solutions. Its products are used in a wide range of applications, including automotive dash panels and control modules, major household appliances, data networking equipment, telecommunications switching equipment and complex medical and technical instruments.

       The Company is in the process of issuing $275 million of common stock through an initial public offering.

       The proceeds of this offering will be used (1) for working capital purposes relating to the business expansion in China, (2) to redeem a portion of the 2011 Notes, (3) to redeem a portion of the Class A preferred stock and (4) to pay down a portion of the 2003 Credit Agreement.

Unaudited Pro Forma Balance Sheet and Pro Forma As Adjusted Earnings (Loss) Per Share

       The unaudited pro forma balance sheet, pro forma as adjusted earnings (loss) per share and pro forma weighted average shares outstanding reflect certain events which will occur upon the effectiveness of the Company’s planned initial public offering, but do not reflect the actual shares issued or the actual proceeds related to the offering. Based on an assumed offering size of                 shares and an assumed initial offering price of $           per share of common stock, all outstanding shares of class B senior convertible preferred stock would convert into an aggregate of                      shares of common stock upon the closing of the offering.

Principles of Consolidation

       The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Employee Stock-Based Compensation

       SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123, was issued to provide alternative methods of transition of an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to require prominent disclosure about the effects on reported net

VIASYSTEMS GROUP, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.	Basis of Presentation — (Continued)

income of an entity’s accounting policy decisions with respect to the stock-based employee compensation and it amends Accounting Principles Board Opinion (APB) No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information.

       In connection with the Company’s prepackaged plan of bankruptcy, the Company terminated its 1997 and 2001 stock option plans and adopted the 2003 stock option plan. The options issued under the 2003 stock option plan have a fixed exercise price of $12.63 per share and vest one-third at the grant date (January 31, 2003), one-third on the 24-month anniversary of the grant date (January 31, 2005) and one-third on the 36-month anniversary of the grant date (January 31, 2006). As a result of the termination of the 1997 and 2001 stock option plans and the adoption of the 2003 stock option plan, under provision of FIN No. 44, Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25, certain options issued under the 2003 stock option plan are treated as “variable” options. As a result the Company recorded non-cash compensation expense of $926 for the three months ended March 31, 2003.

       Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123. Under the modified prospective transition method selected by the Company as described in SFAS No. 148, compensation cost recognized for the three months ended March 31, 2004 is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied from its original effective date.

	Three Months
	Ended March 31,

	2003	2004

Net income (loss), as reported	$279,324	$(199)
Less: Paid-in-kind dividends and accretion on preferred stock	858	1,383
Add: Series B Preferred Stock cancellation and issuance of warrants	50,954	—

Net income (loss) available to common stockholders, as reported	$329,420	$(1,582)
Add: Stock-based employee compensation expense included in reported net (loss) income, net of related tax effects	926	846
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	13,526	846

Pro forma net income (loss) available to common stockholders	$316,820	$(1,582)

Earnings (loss) per share
As reported basic earnings (loss) per share	$5.40	$(0.08)
Pro forma basic earnings (loss) per share	$5.20	$(0.08)
As reported diluted earnings (loss) per share	$5.35	$(0.01)
Pro forma diluted earnings (loss) per share	$5.14	$(0.06)

VIASYSTEMS GROUP, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Inventories

       The composition of inventories at March 31, 2004, is as follows:

Raw materials	$38,685
Work in process	23,883
Finished goods	35,974

Total	$98,542

3.	Long-Term Debt

          The composition of long-term debt at March 31, 2004, is as follows:

Credit Agreement:
Term Facilities	$242,401
Revolver	—
Senior Subordinated Notes due 2011	200,000
Other debt and capital leases	14,128

456,529
Less: current maturities	948

$455,581

Credit Agreement

       On January 31, 2003, Group, as guarantor, and Viasystems, as borrower, entered into a senior credit facility (the 2003 Credit Agreement). The material terms of the 2003 Credit Agreement were as described below.

       The 2003 Credit Agreement provided for: (a) a $69,433 term loan facility (the Tranche A Term Loan); (b) a $378,468 term loan facility (the 2003 Tranche B Term Loan); and (c) a $51,289 revolving credit facility (the 2003 Revolving Loans), which includes a $15,000 letter of credit commitment. The Company used the proceeds from the Senior Subordinated Notes due 2011 to extinguish the Tranche A Term Loan and to pay down the 2003 Tranche B Term Loan to $242,401.

       Borrowings under the Company’s 2003 Credit Agreement bear interest at floating rates which vary according to the interest option the Company selects. Base rate term loans bear interest at the then effective base rate plus an applicable margin ranging from 3.75% to 4.25%. Eurocurrency term loans bear interest at the then effective euro currency base rate plus an applicable margin ranging from 4.75% to 5.25%. Revolving credit loans bear interest, at the Company’s option, at the then effective base rate plus 3.50% or the then effective euro currency base rate plus 4.50%. For the two months ended March 31, 2003 and the three months ended March 31, 2004, the weighted average interest rate on outstanding borrowings under the 2003 Credit Agreement was 4.49% and 6.54%, respectively.

       The Company pays a commitment fee equal to 0.5% on the undrawn portion of the commitments in respect of the 2003 Revolving Loans.

       At March 31, 2004, the Company had $49,989 of available borrowing capacity under its revolving credit facility (with $13,700 of such $49,989 available for issuers of letters of credit).

VIASYSTEMS GROUP, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Long-Term Debt — (Continued)

Senior Subordinated Notes due 2011

       In December 2003, Viasystems completed an offering of $200,000 of 10 1/2% Senior Subordinated Notes due 2011 (the 2011 Notes).

       Interest on the 2011 Notes is due semiannually on January 15 and July 15. The 2011 Notes may be redeemed at any time prior to January 15, 2008 at the redemption price of 100% plus a “make-whole” premium (as defined). In the event of an Initial Public Offering (as defined), 35% of the 2011 Notes may be redeemed at any time prior to January 15, 2007 at the redemption price of 110.5%, plus accrued and unpaid interest, if any, to the redemption date. In the event of a Change in Control (as defined), the 2011 Notes may be redeemed at a redemption price of 101%, plus accrued and unpaid interest.

4.	Restructuring and Impairment Charges

       In light of the economic downturn that began in 2000 and continued into early 2003 related to many of the Company’s key telecommunication and networking customers, the Company initiated restructuring activities during 2001 to adjust its cost position compared to anticipated levels of business. The Company also reviewed the carrying value of the related assets. These actions resulted in plant shutdowns and downsizings as well as asset impairments. These actions continued through 2003. There were no charges incurred in the quarters ended March 31, 2003 or March 31, 2004.

       Below is a table summarizing restructuring and impairment accruals and the related activity as of and for the quarters ended March 31, 2003 and 2004:

			Cumulative
			Drawdowns
		Charges			Balance
	Balance at	at		Non-	at
	December 31,	March 31,	Cash	cash	March 31,
	2002	2003	Payments	Charges	2003

Restructuring Activities:
Personnel and severance	$10,460	$—	$4,362	$—	$6,098
Lease and other contractual commitments	11,768	—	742	—	11,026
Other	481	—	465	—	16

Total restructuring and impairment charges	$22,709	$—	$5,569	$—	$17,140

			Cumulative
			Drawdowns
		Charges			Balance
	Balance at	at		Non-	at
	December 31,	March 31,	Cash	cash	March 31,
	2003	2004	Payments	Charges	2004

Restructuring Activities:
Personnel and severance	$4,076	$—	$620	$33	$3,423
Lease and other contractual commitments	9,574	—	404	(167)	9,337

Total restructuring and impairment charges	$13,650	$—	$1,024	$(134)	$12,760

       The restructuring and impairment charges were determined based on formal plans approved by the Company’s management using the best information available to it at the time. The amounts the Company may ultimately incur may change as the balance of the plans are is executed.

VIASYSTEMS GROUP, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Derivative Financial Instruments

       The Company accounts for its derivatives under Statement of Financial Accounting Standards (SFAS) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities and SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. These Standards require recognition of all derivatives as either assets or liabilities in the balance sheet and require measurement of those instruments at fair value through adjustments to either other comprehensive income, current earnings, or both, as appropriate.

       The decision to enter into forward purchase contracts is made after considering the future use of foreign currencies of the Company, the desired foreign exchange rate sensitivity and by exchange rate levels. Prior to entering into a hedge transaction, the Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective for undertaking the various hedge transactions.

       The following is a summary of the Company’s accounting policies for derivative instruments and its activities under SFAS No. 149 and SFAS No. 133.

Cash Flow Hedges

       The Company enters into foreign currency forward purchase contracts to convert floating exchange rates into fixed rates. The forward agreements provide for the Company to pay a fixed U.S. dollar amount to receive a fixed amount of foreign currency. Under the forward agreements the Company is to pay U.S. dollars and receive foreign currency on an interval basis. Amounts to be paid or received under these forward agreements are accounted for on a cash basis and recognized in cost of goods sold and selling, general, and administrative when the contracts are executed.

       Cash flow hedges are accounted for at fair value. The effective portion of the change in the cash flow hedge’s gain or loss is reported as a component of other comprehensive income net of taxes. The ineffective portion of the change in the cash flow hedge’s gain or loss is recorded in earnings on each quarterly measurement date. At March 31, 2004, there was $389 in deferred losses, net of tax, related to cash flow hedges recorded in other comprehensive income. All cash flow hedges were effective, therefore, no gain or loss was recorded in earnings.

       The maximum term over which the Company is hedging its exposure to the variability of future cash flows is less than one year.

VIASYSTEMS GROUP, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Derivative Financial Instruments — (Continued)

       The following table summarizes the Company’s derivative instrument activity at March 31, 2004.

		Weighted
		Avg.
		Remaining	Average
	Notional	Maturity	Exchange
	Amount	in Months	Rate

Cash flow hedges:
Mexican Peso	$16,307	4.2	11.3449
Canadian Dollar	15,200	4.6	1.3441
Euro	16,000	4.4	1.2607

Total	$47,507	4.4

Fair Value	$(389)

6.	Business Segment Information

       The Company operates in one product business segment — a worldwide independent provider of electronics manufacturing services, which are sold throughout many diverse markets.

       The Company’s operations are located worldwide and are analyzed by three geographical segments. Segment data includes intersegment revenues.

       Pertinent financial data by major geographic segments is as follows:

	Three Months
	Ended March 31,

	2003	2004

Net Sales:
North America	$89,716	$127,652
Europe	18,218	15,201
Asia	78,605	108,163
Eliminations	(8,764)	(24,954)

Total	$177,775	$226,062

Operating Income (Loss):
North America	$(4,890)	$2,882
Europe	(1,319)	(1,025)
Asia	8,849	10,745

Total	$2,640	$12,602

VIASYSTEMS GROUP, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Business Segment Information — (Continued)

       Net sales by product offering are as follows:

	Three Months
	Ended March 31,

	2003	2004

Net Sales:
Printed circuit boards	$93,275	$103,464
Wire harness and electro-mechanical solutions	84,500	122,598

Total	$177,775	$226,062

7.	Earnings Per Share

       Basic earnings per common share amounts are computed using the weighted average number of common shares outstanding during the period. Basic earnings per weighted average common share are computed as follows:

	Three Months Ended
	March 31,

	2003	2004

Net income (loss)	$279,324	$(199)
Less: Accretion on preferred stock	858	1,383
Add: Series B preferred stock cancellation and issuance of warrants	50,954	—

Net income (loss) available to common stockholders	$329,420	$(1,582)

Basic weighted average common shares outstanding	60,971,142	20,690,297

Basic net income (loss) per weighted average common share	$5.40	$(0.08)

VIASYSTEMS GROUP, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Earnings Per Share — (Continued)

       Diluted earnings per weighted average common share are computed as follows:

	Three Months Ended
	March 31,

	2003	2004

Net income (loss)	$279,324	$(199)
Less: Accretion on preferred stock	858	1,383
Add: Series B preferred stock cancellation and issuance of warrants	50,954	—

Net income (loss) available to common stockholders	$329,420	$(1,582)

Add: Accretion on Class B Senior convertible preferred stock	858	1,383

Adjusted net income (loss) available to common stockholders	$330,278	$(199)

Basic weighted average common shares outstanding	60,971,142	20,690,297
Common shares assuming conversion of Class B Senior convertible preferred stock	709,258	4,255,546
Common shares assuming exercise of stock options	—	146,507

Diluted weighted average common shares outstanding	61,680,400	25,092,350

Diluted net income (loss) per weighted average common share	$5.35	$(0.01)

       The 2003 computation of diluted income per share did not include the effects of 2,425,400 stock options, as their inclusion would have been anti-dilutive. The 2003 and 2004 computation of diluted earnings per share did not include 1,436,135 stock warrants, because the exercise price was greater than the corresponding market value per share of common stock.

8.	Comprehensive Income

       The components of comprehensive income, net of tax, are as follows:

	Three Months
	Ended March 31,

	2003	2004

Net income (loss)	$279,324	$(199)
Loss on derivatives instruments designated and qualifying as foreign currency cash flow hedging instruments	—	(389)
Foreign currency translation adjustments	15,909	(2,535)

Comprehensive Loss	$295,233	$(3,123)

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

         Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                            Shares

Viasystems Group, Inc.

Common Stock

Goldman, Sachs & Co.

JPMorgan

Lehman Brothers

Thomas Weisel Partners LLC

UBS Investment Bank

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

       The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee.

Securities and Exchange Commission registration fee	$40,069
NASD filing fee	30,500
Nasdaq National Market application fee	100,000
Blue sky qualification fees and expenses	7,500
Printing and engraving expenses	300,000
Legal fees and expenses	400,000
Accounting fees and expenses	250,000
Financial advisory services	4,500,000
Miscellaneous expenses	200,000

Total	$5,828,069

Item 14.	Indemnification of Directors and Officers.

Indemnification of Directors and Officers of Delaware Corporations

       Viasystems Group, Inc. is incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

       Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), other than an action by or in the right of such corporation, by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise (an “indemnified capacity”). The indemnity may include expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. Similar provisions apply to actions brought by or in the right of the corporation, except that no indemnification shall be made without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Section 145 of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against him and incurred by him in any indemnified capacity, or arising out of his status as such, regardless of whether the corporation would otherwise have the power to indemnify him under the DGCL.

       The amended and restated certificate of incorporation of Viasystems Group, Inc. provides that indemnification may be provided to any person who was or is a party to any action, suit or proceeding to the fullest extent provided by the DGCL. In addition, Viasystems Group, Inc. will indemnify its directors for all liabilities arising from a breach of fiduciary duty except (i) for any breach of the director’s duty of loyalty to Viasystems Group, Inc. or its stockholders, (ii) for acts or omissions which are not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) for any matter in respect of which such director shall be liable under Section 174 of the DGCL or any amendment thereto or successor provision thereto or (iv) for any transaction from which the director shall have derived an improper personal benefit.

Item 15.	Recent Sales of Unregistered Securities.

       The following information relates to securities issued or sold by the Registrant within the last three years.

(1) In connection with the Registrant’s reorganization under chapter 11 of the Bankruptcy Code which was consummated on January 31, 2003, the Registrant issued 1,200,996 million shares of its class A junior preferred stock, 4,255,546 shares of its class B senior convertible preferred stock, 20,690,297 shares of its common stock, warrants to purchase 1,436,171 shares of its common stock and options to purchase 2,150,400 shares of its common stock. The shares of class A junior preferred stock were issued to former holders of $100.0 million aggregate principal amount of senior notes of Viasystems, Inc. in exchange, in part, for the cancellation of such notes. The shares of class B senior convertible preferred stock were issued to former holders of $500.0 million aggregate principal amount of senior subordinated notes of Viasystems, Inc. in connection with a rights offering against payment of $12.63 per share. The shares of common stock were issued to (i) certain lenders under Viasystems, Inc.’s then existing senior credit facility in exchange for $23.7 million of indebtedness held by such parties, (ii) former holders of $100.0 million aggregate principal amount of senior notes of Viasystems, Inc. in exchange, in part, for the cancellation of such notes, (iii) former holders of $500.0 million aggregate principal amount of senior subordinated notes of Viasystems, Inc. in exchange, in part, for the cancellation of such notes and (iv) general unsecured creditors of Viasystems Group, Inc. in satisfaction of their general unsecured claims. The warrants to purchase shares of common stock were issued to former holders of shares of series B preferred stock of Viasystems Group, Inc., with an aggregate liquidation preference of $55.1 million, in exchange for the cancellation of such shares. The options to purchase shares of common stock were issued to officers, directors and employees of Viasystems Group, Inc. and its subsidiaries for no consideration. These securities, along with any shares of common stock issuable upon exercise of the warrants and options, were or will be issued pursuant to the reorganization in exchange for previously issued securities without registration under the Securities Act in reliance on the provisions of Section 1145 of the United States Bankruptcy Code.

(2) In connection with the offering covered by this registration statement, the Registrant intends to exchange a portion of its shares of its class A junior preferred stock and convert all of its outstanding shares of class B senior convertible preferred stock into approximately and shares of its common stock, respectively. The issuance of such securities is not subject to registration under the Securities Act pursuant to Section 3(a)(9) thereof.

Item 16.	Exhibits.

       (a) The following exhibits are filed as part of this Registration Statement or incorporated by reference herein:

Exhibit No.		Exhibit Description

1.1		Form of Underwriting Agreement.(1)
2.1		Prepackaged Joint Plan of Reorganization of Viasystems Group, Inc. and Viasystems, Inc. under Chapter 11 of the Bankruptcy Code, dated August 30, 2002.(2)
2	.1(a)	Modification to Prepackaged Joint Plan of Reorganization of Viasystems Group, Inc. and Viasystems, Inc. under Chapter 11 of the Bankruptcy Code, dated January 2, 2003.(2)
3.1		Third Amended and Restated Certificate of Incorporation of Viasystems Group, Inc.(1)
3.2		Amended and Restated Bylaws of Viasystems Group, Inc.(1)
4.1		Warrant Agreement, dated as of January 31, 2003, by and between Viasystems Group, Inc. and Computershare Investor Services, LLC, as Warrant Agent.(2)
4.2		Indenture, dated as of December 17, 2003, among Viasystems, Inc., the Guarantors party thereto, and The Bank of New York, as Trustee.(3)
5.1		Opinion of Weil, Gotshal & Manges LLP regarding the validity of certain securities being registered.(1)
10.1		Viasystems Group, Inc. 2003 Stock Option Plan.(2)
10.2		Viasystems Group, Inc. 2004 Stock Option Plan.(1)
10.3		Amended and Restated Executive Employment Agreement, dated October 13, 2003, among Viasystems Group, Inc., Viasystems, Inc., Viasystems Technologies Corp. LLC, the other subsidiaries party thereto, and David M. Sindelar.(2)
10.4		Amended and Restated Executive Employment Agreement, dated January 31, 2003, among Viasystems Group, Inc., Viasystems, Inc., Viasystems Technologies Corp. LLC, and Timothy L. Conlon.(2)
10.5		Amended and Restated Executive Employment Agreement, dated January 31, 2003, among Viasystems Group, Inc., Viasystems, Inc., Viasystems Technologies Corp. LLC, and David J. Webster.(2)
10.6		Amended and Restated Executive Employment Agreement, dated January 31, 2003, among Viasystems Group, Inc., Viasystems, Inc., Viasystems Technologies Corp. LLC, and Joseph Catanzaro.(2)
10.7		Agreement, dated as of January 31, 2003, among the Secretary of State for Trade and Industry for the United Kingdom, Viasystems, Inc., and Viasystems Group, Inc.(2)
10.8		Amended and Restated Stockholders Agreement, dated as of , 2004, among Viasystems Group, Inc. and the signatory parties thereto.(1)
10.9		Monitoring and Oversight Agreement, dated as of January 31, 2003, among Viasystems Group, Inc., certain of its subsidiaries and Hicks, Muse & Co. Partners, L.P.(2)
10.10		Financial Advisory Services Agreement, dated as of , 2004, among Viasystems Group, Inc., Viasystems, Inc. and Hicks, Muse & Co. Partners, L.P.(1)
10.11		Financial Advisory Services Agreement, dated as of , 2004, among Viasystems Group, Inc., Viasystems, Inc. and GSCP (NJ), Inc.(1)
10.12		Parts Sourcing Contract, dated as of December 2, 1994, among Wirekraft Industries, Inc. and General Electric Company (confidential treatment has been requested for portions of this agreement).(2)
10.13		Supply Contract, dated January 1, 2003 between Viasystems, Inc. and International Wire Group, Inc.(4)

Exhibit No.		Exhibit Description

10	.13(a)	First Amendment to Supply Contract, dated as of February 1, 2004 (confidential treatment has been requested for portions of this agreement).(2)
10.14		Stock Purchase Agreement, dated March 23, 2000, among Viasystems International, Inc., International Wire Group, Inc. and Wirekraft Industries, Inc.(5)
10.15		Environmental, Health and Safety Agreement, dated as of November 26, 1996, between Lucent Technologies, Inc. and Circo Craft Technologies, Inc.(6)
21.1		Subsidiaries of the Registrant.(1)
23.1		Consent of PricewaterhouseCoopers LLP, independent auditors.(2)
23.2		Consent of Weil, Gotshal & Manges LLP (included in the opinion of Weil, Gotshal & Manges LLP filed as Exhibit 5.1 hereto).(1)
24.1		Powers of Attorney.(7)

(1)	To be filed by amendment.

(2)	Filed herewith.

(3)	Incorporated by reference to the Registration Statement on Form S-4 of Viasystems, Inc., filed on April 14, 2004.

(4)	Incorporated by reference to the Quarterly Report on Form 10-Q of International Wire Group, Inc., filed on November 14, 2003.

(5)	Incorporated by reference to Registration Statement No. 333-46780 on Form S-1 previously filed by Viasystems Group, Inc.

(6)	Incorporated by reference to Registration Statement No. 333-29727 on Form S-1 previously filed by Viasystems, Inc.

(7)	Previously filed.

(b) Financial Statement Schedule

Page
No.	Description

S-1	Report of Independent Auditors on Financial Statement Schedule
S-2	Schedule II-Valuation and Qualifying Accounts

Item 17.	Undertakings.

       The Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, Viasystems Group, Inc. has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on the 28th day of April, 2004.

VIASYSTEMS GROUP, INC.

By:	/s/ DAVID M. SINDELAR

David M. Sindelar,
Chief Executive Officer

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed by the following persons in the capacities indicated on the 28th day of April, 2004.

Signature	Capacity

* David M. Sindelar	Chief Executive Officer and Director (Principal Executive Officer)

* Joseph S. Catanzaro	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Christopher J. Steffen	Chairman

* Thomas O. Hicks	Director

* Joe Colonnetta	Director

* Robert F. Cummings Jr.	Director

* Diane H. Gulyas	Director

* Robert A. Hamwee	Director

* Richard A. McGinn	Director

* Richard W. Vieser	Director

Signature		Capacity

* Timothy L. Conlon		President, Chief Operating Officer and Director

*By:	/s/ DAVID J. WEBSTER David J. Webster, Attorney-in-fact

REPORT OF INDEPENDENT AUDITORS ON

FINANCIAL STATEMENT SCHEDULES

To the Board of Directors and Stockholders

of Viasystems Group, Inc.:

Our audits of the consolidated financial statements referred to in our report dated March 16, 2004 appearing in this prospectus also included an audit of the financial statement schedules listed in Item 16(b) of this prospectus. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP

Fort Worth, Texas

March 16, 2004

S-1

SCHEDULE II

VIASYSTEMS GROUP, INC. & SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

						Balance at
Allowance for doubtful	Beginning	Acquisitions	Charges to	Accounts	Translation	End of
accounts	Balance	Dispositions	Cost	Written Off	Adjustments	Period

2001	$7,233	$302	$11,483	$(3,290)	$(74)	$15,654
2002	15,654	(3,251)	3,063	(5,091)	518	10,893
2003	10,893	(942)	6,259	(7,228)	1,046	10,028

						Balance at
Allowance for tax	Beginning	Acquisitions	Charges to	Extraordinary	Translation	End of
accounts	Balance	Dispositions	Cost	Items	Adjustments	Period

2001	$398,417	$—	$128,000	$—	$—	$526,417
2002	526,417	—	50,235	—	—	576,652
2003	576,652	—	182,736	—	—	759,388

S-2

INDEX TO EXHIBITS

Exhibit No.		Exhibit Description

1.1		Form of Underwriting Agreement.(1)
2.1		Prepackaged Joint Plan of Reorganization of Viasystems Group, Inc. and Viasystems, Inc. under Chapter 11 of the Bankruptcy Code, dated August 30, 2002.(2)
2	.1(a)	Modification to Prepackaged Joint Plan of Reorganization of Viasystems Group, Inc. and Viasystems, Inc. under Chapter 11 of the Bankruptcy Code, dated January 2, 2003.(2)
3.1		Third Amended and Restated Certificate of Incorporation of Viasystems Group, Inc.(1)
3.2		Amended and Restated Bylaws of Viasystems Group, Inc.(1)
4.1		Warrant Agreement, dated as of January 31, 2003, by and between Viasystems Group, Inc. and Computershare Investor Services, LLC, as Warrant Agent.(2)
4.2		Indenture, dated as of December 17, 2003, among Viasystems, Inc., the Guarantors party thereto, and The Bank of New York, as Trustee.(3)
5.1		Opinion of Weil, Gotshal & Manges LLP regarding the validity of certain securities being registered.(1)
10.1		Viasystems Group, Inc. 2003 Stock Option Plan.(2)
10.2		Viasystems Group, Inc. 2004 Stock Option Plan.(1)
10.3		Amended and Restated Executive Employment Agreement, dated October 13, 2003, among Viasystems Group, Inc., Viasystems, Inc., Viasystems Technologies Corp. LLC, the other subsidiaries party thereto, and David M. Sindelar.(2)
10.4		Amended and Restated Executive Employment Agreement, dated January 31, 2003, among Viasystems Group, Inc., Viasystems, Inc., Viasystems Technologies Corp. LLC, and Timothy L. Conlon.(2)
10.5		Amended and Restated Executive Employment Agreement, dated January 31, 2003, among Viasystems Group, Inc., Viasystems, Inc., Viasystems Technologies Corp. LLC, and David J. Webster.(2)
10.6		Amended and Restated Executive Employment Agreement, dated January 31, 2003, among Viasystems Group, Inc., Viasystems, Inc., Viasystems Technologies Corp. LLC, and Joseph Catanzaro.(2)
10.7		Agreement, dated as of January 31, 2003, among the Secretary of State for Trade and Industry for the United Kingdom, Viasystems, Inc., and Viasystems Group, Inc.(2)
10.8		Amended and Restated Stockholders Agreement, dated as of , 2004, among Viasystems Group, Inc. and the signatory parties thereto.(1)
10.9		Monitoring and Oversight Agreement, dated as of January 31, 2003, among Viasystems Group, Inc., certain of its subsidiaries and Hicks, Muse & Co. Partners, L.P.(2)
10.10		Financial Advisory Services Agreement, dated as of , 2004, among Viasystems Group, Inc., Viasystems, Inc. and Hicks, Muse & Co. Partners, L.P.(1)
10.11		Financial Advisory Services Agreement, dated as of , 2004, among Viasystems Group, Inc., Viasystems, Inc. and GSCP (NJ), Inc.(1)
10.12		Parts Sourcing Contract, dated as of December 2, 1994, among Wirekraft Industries, Inc. and General Electric Company (confidential treatment has been requested for portions of this agreement).(2)
10.13		Supply Contract, dated January 1, 2003 between Viasystems, Inc. and International Wire Group, Inc.(4)
10	.13(a)	First Amendment to Supply Contract, dated as of February 1, 2004 (confidential treatment has been requested for portions of this agreement).(2)

Exhibit No.	Exhibit Description

10.14	Stock Purchase Agreement, dated March 23, 2000, among Viasystems International, Inc., International Wire Group, Inc. and Wirekraft Industries, Inc.(5)
10.15	Environmental, Health and Safety Agreement, dated as of November 26, 1996, between Lucent Technologies, Inc. and Circo Craft Technologies, Inc.(6)
21.1	Subsidiaries of the Registrant.(1)
23.1	Consent of PricewaterhouseCoopers LLP, independent auditors.(2)
23.2	Consent of Weil, Gotshal & Manges LLP (included in the opinion of Weil, Gotshal & Manges LLP filed as Exhibit 5.1 hereto).(1)
24.1	Powers of Attorney.(7)

(1)	To be filed by amendment.

(2)	Filed herewith.

(3)	Incorporated by reference to the Registration Statement on Form S-4 of Viasystems, Inc., filed on April 14, 2004.

(4)	Incorporated by reference to the Quarterly Report on Form 10-Q of International Wire Group, Inc., filed on November 14, 2003.

(5)	Incorporated by reference to Registration Statement No. 333-46780 on Form S-1 previously filed by Viasystems Group, Inc.

(6)	Incorporated by reference to Registration Statement No. 333-29727 on Form S-1 previously filed by Viasystems, Inc.

(7)	Previously filed.